As confidentially submitted to the Securities and Exchange Commission on July 15, 2022

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

IMMRSIV Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1004, Toa Payoh North,

#04-12

318995

Republic of SINGAPORE

+65 6255 4645 Singapore

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Sidley Austin LLP

Level 31 Six Battery Road

Singapore 049909

Phone: +65 6230 3900

Fax: +65 6230 3939

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Raymond Oh Sidley Austin LLP Level 31 Six Battery Road Singapore 049909 Singapore +65 6230 3965	Meng Ding, Esq. Sidley Austin c/o 39/F, Two Int’l Finance Centre 8 Finance St, Central, Hong Kong +852 2509-7888	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 630 Vienna, VA 22182 (703) 919-7285

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
[Class A] Ordinary Shares, par value US$[ ] per share	US$	US$
Underwriter’s Warrants to purchase [Class A] Ordinary Shares
[Class A] Ordinary Shares issuable upon exercise of Underwriter’s Warrants

(1)	Includes [Class A] Ordinary Shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the [Class A] Ordinary Shares are first bona fide offered to the public, and also includes [Class A] Ordinary Shares that may be purchased by the underwriter pursuant to an over-allotment option. These [Class A] Ordinary Shares are not being registered for the purpose of sales outside the United States.
(2)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy the securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, Dated       , 20

       [Class A] Ordinary Shares

IMMRSIV Inc.

This is the initial public offering of [Class A] Ordinary Shares, by IMMRSIV Inc. We are offering        [Class A] Ordinary Shares, par value US$      per share.

Prior to this offering, there has been no public market for our [Class A] Ordinary Shares. We anticipate the initial public offering price of our [Class A] Ordinary Shares will be between US$       and US$      . We [intend to apply/have applied] to list our [Class A] Ordinary Shares on the [NASDAQ Capital Market] under the symbol “      .”

We are both an “emerging growth company” and a “foreign private issuer” as defined under the applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Corporate Information.”

[Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of [Class A] Ordinary Shares and [Class B] Ordinary Shares. Our founder, Png Bee Hin, Chairman of the Board of Directors and Chief Executive Officer; Lim Yau Boon, Deputy Chief Executive Officer and Lim Sie Bin Colin, Chief Financial Officer will beneficially own all of our then issued and outstanding [Class B] Ordinary Shares. These [Class B] Ordinary Shares will constitute approximately 15.85% of our total issued and outstanding share capital immediately after the completion of this offering and 81.08% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming that the underwriter does not exercise their option to purchase additional [Class A] Ordinary Shares. Holders of [Class A] Ordinary Shares and [Class B] Ordinary Shares have the same rights except for voting and conversion rights. [Each [Class A] Ordinary Share is entitled to one vote, and each [Class B] Ordinary Share is entitled to 20 votes and is convertible into one [Class A] Ordinary Share at any time by the holder thereof.] [Class A] Ordinary Shares are not convertible into [Class B] Ordinary Shares under any circumstances. [Upon any transfer of [Class B] Ordinary Shares by a holder thereof or a change of ultimate beneficial ownership of any [Class B] Ordinary Share to any person other than our founder and the respective affiliates, such [Class B] Ordinary Shares are automatically and immediately converted into the same number of [Class A] Ordinary Shares.] Upon the completion of this offering, we will be a “controlled company” as defined under the [NASDAQ Market Rules] because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors.]

Investing in the [Class A] Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

PRICE US$             PER [CLASS A] ORDINARY SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before Expenses
Per Share	US$	US$	US$
Total	US$	US$	US$

(1)	For a description of compensation payable to the underwriter, see “Underwriting.”

The underwriter has an option to purchase up to        additional [Class A] Ordinary Shares from us at the initial public offering price, less the underwriting discounts and commissions, within [         ] days from the date of this prospectus, to cover any over-allotment.

The underwriter expects to deliver the [Class A] Ordinary Shares against payment in U.S. dollars in New York, NY to purchasers on or about       , 2022.

Prospectus dated       , 2022

This prospectus contains certain estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the [Class A] Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the [Class A] Ordinary Shares.

Neither we nor the underwriter have taken any action that would permit a public offering of the [Class A] Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the [Class A] Ordinary Shares and the distribution of the prospectus outside the United States.

Until                , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade [Class A] Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the [Class A] Ordinary Shares discussed under “Risk Factors,” before deciding whether to buy the [Class A] Ordinary Shares.

INTRODUCTION

Our Mission

We seek to extend an immersive experience to how we learn, work, live, socialize and play.

Our Business

We are a multiple award-winning, leading Southeast Asia education and training software company, based in Singapore that specializes in geospatial-based immersive media solutions, with a strong focus on education, training, and tourism. Since our inception in 2007, we have been dedicated to leading the transformation of learning, creating eLearning, mobile learning, and experiential app using AR/VR/MR solutions in Southeast Asia. In 2014, as part of our strategies to enable trainers and educators to leverage immersive and interactive content, we created our first proprietary award-winning web-based mobile authoring platform that empowers content owners to create, design, and publish their own interactive learning trails, contextualized to the location to enhance experiential knowledge, triggered by advance technologies such as GPS, Image Recognition, Augmented Reality and Beacons.

This authoring and and publishing platform has evolved into PublishAR, and the experiential app evolved three generations later into LearnAR for education and training industry today, and we created our flagship Travel-Tech mobile app LocoMole, which is also an award-winning augmented reality enabled digital, experiential travel guide designed to meet the needs of the fast-growing numbers of free-independent-travelers and domestic travelers globally.

We seek to be one of the largest Asian subscription-based platforms for travel, training and education app equipped with AR/VR/MR content. We are enabling new experiences with a focus on Asia Pacific, in travel, and enhancement to education using innovative technology. Our various platforms empower the creation, sharing and implementation of experience, training and education, transforming how we live, work, learn, socialize and play. With the evolution of the metaverse concept, mass adoption of blockchain technology, the progressive shift to decentralization, and the rise of token-based economics, we are also developing and acquiring new competencies to integrate extended reality with the advent of Web 3.0.

Besides building on our legacy businesses in service-led training, education, and travel attractions discovery solutions, we are also expanding quickly into content creation software platform. With our core competencies in training, learning and discovery content development, and the technological know-how to develop immersive learning solutions and applications, we believe we will be scaling both organically and inorganically (through mergers and acquisitions) to capture the opportunities of the high growth segments in Asia Pacific XR Web 3.0 market. We will be developing and acquiring new XR Web 3.0 technologies and capabilities to build a more comprehensive metaverse ready immersive solution portfolio for various business-to-business and business-to-consumer sectors especially in travel, education and creator driven economy. Synergies from operational and go-to-market efficiencies will propel our reach to the other available market opportunities.

INDUSTRY AND MARKET DATA

Certain information relating to our industry and market position used or referenced in this prospectus was obtained from internal analysis, surveys, market research, publicly available information and industry publications. Unless otherwise indicated, all sources for industry data are estimates or forecasts contained in or derived from a combination internal and industry we believe to be reliable, and industry representation is subjected to interpretation. Market and macroeconomic data used throughout this prospectus was obtained from independent industry publications and other publicly available information. Such data, as well as internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified. In addition, in certain cases we have made statements in this prospectus regarding our industry and position in the industry based upon our experience, our own investigation of market conditions and extrapolation from reputable independent secondary market sources. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and our internal surveys and assumption using this reliable independent information have not been verified by independent sources.

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Market data are inherently predictive and speculative and is not necessarily reflective of actual market conditions, especially in our industry. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (1) the markets and segmentations are defined differently, (2) the underlying information was gathered by using different methodologies and respondents and (3) different assumptions were applied in compiling and analyzing the data. Accordingly, the market statistics and qualitative findings included in this prospectus should be viewed with caution.

REPRESENTATION OF INDUSTRY STATISTICS AND MARKET TRENDS

Unless otherwise indicated, statistics provided throughout this prospectus with respect to this point, in the second quarter of 2022, is based on a market research report by a global information and technology company positioned as the world’s primary distributor of financial data and a top news provider of the 21st century. Based on its recent June 2022 publication online quoted the Web 3.0 market size is projected to reach USD81.5 billion in 2030. The global Web 3.0 market size reached USD3.2 billion in 2021 and is expected to register a Compound Annual Growth Rate (“CAGR”) of 43.7% during the forecast period, according to latest analysis by the independent market research company. Rising demand for more user-oriented, interactive, advanced, and secured technologies, and increasing initiatives by governments of various countries for development of newer technologies such as Web 3.0 to enable better transparency to users are some of the major factors expected to drive global Web 3.0 market revenue growth to a significant extent during the forecast period. Based on this report, the market trends includes rising demand for enhanced user experience and increasing advancements in connectivity, adoption of blockchain technologies and rising investment in research and development activities which are factors driving Web 3.0 market revenue growth; adoption of blockchain technologies and rising investment in research and development activities by governments of various countries and major market players are some factors contributing currently to market revenue growth, see “Business.”

ENFORCEMENT OF CIVIL LIABILITIES

IMMRSIV is a private exempt company limited by shares incorporated under the laws of the Cayman Islands and the group’s assets are mainly in Singapore. A majority of our directors and officers and certain other persons named in this prospectus reside outside the United States. Additionally, substantially all of IMMRSIV assets and the assets of our directors and officers and certain other persons named in this prospectus are located outside the United States. As a result, it may not be possible for U.S. investors to effect service of process within the United States upon these persons or to enforce against them or against us in the U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Singapore, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

FINANCIAL INFORMATION

We present financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and all financial information included in this prospectus is presented in accordance with IFRS as issued by the IASB, except as otherwise indicated. See “Summary Consolidated Financial and Other Information” and “Business.”

The historical financial statements presented are of LDR Pte. Ltd and its subsidiary. The auditors’ report is also issued in the name of LDR Pte. Ltd. This prospectus is being filed in the name of IMMRSIV. Inc. which was incorporated on June 17, 2022 in Cayman Islands. IMMRSIV, Inc. owns 100% of IMMRSIV Holdings, Inc., (Holdings) which was incorporated in Cayman Island on June 24, 2022. The entities are in the process of restructuring whereby IMMRSIV, Inc. will be listed in the U.S. In the restructuring to be completed by the next filing of this Prospectus, the IMMRSIV Holding companies will acquire LDR Pte. Ltd. Please see group structure chart on page 6 of the prospectus.

MARKET OPPORTUNITIES

Even though AR has been around for more than 50 years, the technologies supporting meaningful AR application have only begun maturing in recent years. The pandemic was an important trigger point to accelerate the exponential adoption of AR/VR, as organizations sought more immersive and experiential ways to engage their audience. The pandemic has also driven the meteoric rise of the metaverse concept. With more than 12 years of designing and deploying immersive and interactive solutions, the Company is positioned to ride on these major global trends.

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Metaverse, which had become a buzzword since 2021, is described in a Bloomberg Intelligence report in December 2021 as the next big technology platform, estimated to be a nearly $800 billion market opportunity. We recognize metaverse as a seamless unification of the physical and digital experiences, creating endless virtual communities where people can choose their own experiences to socialize, work, invest, create, play, enjoy, transact, and monetize. With the metaverse still in the early stage of evolution, no all-encompassing definition could describe the themes of what the metaverse is and could be developing. We believe there is no single virtual world, but many worlds connected by experiences, which are taking shape to enable people to deepen and extend social and physical interactions digitally by providing an immersive, three-dimensional layer to the web 3.0, creating more authentic and natural experiences. With the rapid 5G network adoption in Asia and 5G-ready devices entering most mobile device consumer markets, we believe the metaverse is promising due to its accessibility from the comfort of every home and location, breaking down boundaries and democratizing access to key goods, services, and experiences. Gartner believes that the metaverse is persistent, providing enhanced immersive experiences, as well as device independent and accessible through any type of device, from tablets to head-mounted displays. Gartner predicts by 2026, 25% of people will spend at least one hour a day in the metaverse for work, shopping, education, social and/or entertainment. Gartner expects it to have a virtual economy enabled by digital currencies and nonfungible tokens (NFTs). The metaverse will impact every business that consumers interact with every day.

While many are still debating about how it will evolve, and there is no single definition of the metaverse yet, we know for certain many major technology companies like Apple, Lenovo, Meta, Alphabet have made significant progress in developing AR/VR/XR technologies and solutions, along with thousands of smaller AR/VR pure plays technology firms. The significant technological progress has resulted in rapid development in the AR/VR/XR collaboration and the rise of the metaverse ecosystem, accelerating the adoption of immersive media technologies for living, working, learning, playing, and socializing. As extended reality becomes more pervasive and progressively enters our daily lives to create the immersive experience to blend the physical and virtual domain seamlessly, we are witnessing a paradigm shift into the next iteration of internet, which many term it as the metaverse, that will likely redefine the world of technology and human interaction, where we can expect it to be real-time, continuous, meshing three dimensional objects and virtual environment with the physical world. Bloomberg viewed the metaverse as social, persistent, shared, virtual 3D worlds, and the convergence of the physical and digital realms in the next evolution of the internet and social networks using real-time 3D software. Despite it will take many more years to see a unified and/or fully inter-operatable metaverse, AR/VR/XR, previously only imagined in science fiction, is now shaping up into a daily reality in the current iteration of an immersive world of the metaverses. Metaverse is brought to life through technologies in 3-dimension (3D) computers and devices, generating images (virtual reality) and AR (augmented reality), which overlays or simulates the real-world surroundings through a computer-generated image over the user’s view.

While metaverse can evolve in a Web 2.0 (centralized environment), it is often associated with the evolution of Web 3.0, where the future iteration of internet would be based on decentralized platforms, with blockchain technology serving as the backbone, using artificial intelligence and machine learning to create the intelligent Web. Blockchain technology emergence, along with the recent years’ rise of blockchain application and use cases have brought forward the benefits of greater openness of internet, along with cryptography security to create a safer and faster mode of transactions, time-stamped recorded in a distributed, decentralized ledger. The future iteration of metaverses will be enhanced by the blockchain technology, where token economics, already prevalent today, will embrace the continued growth of the creator economy from a mostly centrally controlled Web 2.0 to a mostly decentralized Web 3.0.

We at IMMRSIV, are already part of the metaverse AR/VR/XR ecosystem within the Asia Pacific, especially in the education, training, and tourism sectors for immersive solutions. According to Statista, the global augmented reality (AR), virtual reality (VR), and mixed reality (MR) market reached $28 billion in 2021, rising to over $250 billion by 2028. According to a report published by MarketsandMarkets in Jun 2022, the AR/VR market is projected to grow from $37.0 billion in 2022 to $114.5 billion by 2027 at a CAGR of 25.3%. A 2021 market study by Technavio reported that Asia Pacific will register the highest growth rate of 34% among the other regions, in the augmented reality (AR) and virtual reality (VR) market. We believe that we are well-positioned to capture a slice of the fast-growing AR/VR metaverse mega-market opportunity in the Asia Pacific with our expertise and solution in AR/VR technology. The report by MarketsandMarkets stated that the key factors fueling the growth of the AR/VR market include increasing application of AR devices in healthcare, increasing demand of AR in retail and e-commerce post pandemic, rising investments in AR and VR market, partnerships between telecom players and AR manufacturers to reduce latency to imperceptible levels, rise in demand for AR in architecture, increasing demand for VR in training and education, high growth of AR and VR in travel, tourism and enterprise applications.

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Apart from the increase in demand for VR in training and education, according to The Business Research Company, AR in the training and education market is expected to reach $68.71 billion in 2026 at a CAGR of 60.4%. AR/VR solutions can enhance in-classroom and out-classroom experiences, expanding opportunities at all levels of learning. IMMRSIV is at the forefront of such innovation for many years by investing in research, skill-building, content development, and promoting the equitable adoption of immersive technologies. AR/VR technologies are a great addition to EdTech with the immersive capabilities, enabling the sharing of information in new and engaging ways. The ability to offer virtual experiences that can mitigate barriers from cost or distance and overcome challenges when physical experiences are limited (such as due to the pandemic) is transformational in developing in new learning pedagogies. Such technology already in use in K-12, higher education, and teacher training. Applications range from STEM education and technical training to arts and humanities.

AR/VR can provide K-12 educators with interactive and engaging tools for classroom learning. These include libraries of immersive content, experiences for specific subjects or learning objectives, and tools for students with learning disabilities. In higher education, AR/VR can help learners grasp abstract concepts and gain hands-on experience in low-risk virtual settings. This can enhance STEM courses, medical simulations, arts and humanities materials, and technical education. What research has shown and where actual implementations continue to clearly affirm, is that using serious games for education, training and practice leads to improved, effective learning. Serious games played in authentic, virtual 3D environments that are immersive and engaging. Contextualized to different situations and are “safe”, allowing learners mistakes or failures whilst encouraging recursive play and practice. Enabling such games on mobile devices means that users can play anywhere, anytime, leading to self-directed learning.

TRAINING & EDUCATION MARKET & OFFERINGS

Apart from the increase in demand for VR in training and education, according to The Business Research Company, AR in the training and education market is expected to reach $68.71 billion in 2026 at a CAGR of 60.4%. AR/VR solutions can enhance in-classroom and out-classroom experiences, expanding opportunities at all levels of learning. IMMRSIV is at the forefront of such innovation for many years by investing in research, skill-building, content development, and promoting the equitable adoption of immersive technologies. AR/VR technologies are a great addition to EdTech with the immersive capabilities, enabling the sharing of information in new and engaging ways. The ability to offer virtual experiences that can mitigate barriers from cost or distance and overcome challenges when physical experiences are limited (such as due to the pandemic) is transformational in developing in new learning pedagogies. Such technology already in use in K-12, higher education, and teacher training. Applications range from STEM education and technical training to arts and humanities.

AR/VR can provide K-12 educators with interactive and engaging tools for classroom learning. These include libraries of immersive content, experiences for specific subjects or learning objectives, and tools for students with learning disabilities. In higher education, AR/VR can help learners grasp abstract concepts and gain hands-on experience in low-risk virtual settings. This can enhance STEM courses, medical simulations, arts and humanities materials, and technical education. What research has shown and where actual implementations continue to clearly affirm, is that using serious games for education, training and practice leads to improved, effective learning. Serious games played in authentic, virtual 3D environments that are immersive and engaging. Contextualized to different situations and are “safe”, allowing learners mistakes or failures whilst encouraging recursive play and practice. Enabling such games on mobile devices means that users can play anywhere, anytime, leading to self-directed learning.

Given the market potential, IMMRSIV will be extending our footprints in these sectors building on our core domain strength, the genesis of where we started. We aim to empower educators and trainers without software coding skills with PublishAR, our AR EdTech platform to create immersive educational and training content and translate it into immersive and experiential learning via our LearnAR app to promote greater adoption of AR/VR technology. We are also expanding into VR gamification Training-Tech platform to address self-learn vocational training market growth, with the aim to extend the gamification training platform into a trainer-self-generated training games creation environment for specialist trainers. In this sector, we offer two main B2B Go-to-market service-led software solutions.

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AR Immersive and e-Learning Solutions

As part of our core legacy business, we offer bespoke services led immersive and e-learning solutions with our technology platform, serving our long-term clienteles in education and training. We have developed and delivered more than 850 titles for training institutes in the region, including Centre for Learning Systems (CLS), Engineer Training Institute (ETI), SAF Medical Training Institute (SMTI), Island Defence Training Institute (IDTI), Motorised Infantry Training Institute (MTI), Human Resource Institute (HRI) and the Army Logistics Training Institute (ALTI). In early childhood education, we partnered with the one of biggest early childhood education providers in the region with our PublishAR platform and LearnAR app to enable their educators to create immersive learning lessons, both in class and out-of-class. We provide content consultancy, development and implementation services with our team of instructional designers, programmers, AR developers, content designers, and external vendors, working closely with our clients’ subject matter experts.

3D Virtual Reality Game-based Learning Solutions

We are expanding our core legacy business into Homeland Security and Healthcare with our bespoke services led using 3DHive game-based learning platform. We use serious games for education, training and practice that lead to improved, effective learning in authentic, virtual 3D environments that are immersive and engaging. 3DHive is a complete game-based learning and practice 3D Virtual platform that allows users to quickly create, share, play short-form 3D “gamelets” on popular desktop and mobile devices. The gamelets has a low entry cost and are ideal in blended learning approaches. Our clients included major global brands and regional public sectors. We provide content consultancy, development, as well as implementation services with our team of instructional designers, Unity programmers, 3D designers, and partners, working also closely with our clients’ subject matter experts.

Apart from our B2B service-led solution offerings in the training & education market, we are also targeting global independent training content specialists and educators with our two self-service education and training content creation platforms. These offerings aim to capture the growing market of code-free content creation economy and enable creators to leverage technology to deliver virtual and augmented reality experiences for their target clients, audience, and users. These two platforms are designed both for our B2B clients to create their own content, as well as a Software-as-a Service (SaaS) platform, for paid subscribers to use to create content for their user audience and clients.

Education Content Creator

PublishAR (previously Pocket Trips Creation Platform) is a code-free mobile learning content creation platform that enables educators to create lessons with immersive learning content and experiences. Used by more than one hundred educational institutions in the past five years. This EdTech platform simplifies the creation of AR enabled learning content delivered with our LearnAR mobile app. independent education specialists can leverage PublishAR to help their clients create AR enabled content with geospatial technology for contextualized immersive learning.

Training Content Creator

By equipping and enabling training specialist with a code-free 3D virtual and avatar-based training content creation capability, we empower trainers to create their own training mini-metaverses of specialist training content to serve their clients’ training needs. Project Playcraftor will be soft launched in Q4 2022 to selected training segments and will be our next flagship mass market solution for the metaverse creator economy. We will be investing in growing the initial segments of professional trainings in healthcare, customer service, public security, workplace safety.

The Company believes that we are well-positioned to capture a slice of the fast-growing AR/VR/MR metaverse content creator economy in Asia Pacific. Creator economy forms a critical part of the Web 3.0 future iteration, from which content creators will benefit more from a decentralized environment where business traffic is driven by the interoperability of metaverses, both in the “phygital” space and inter-connected virtual worlds. In Web 3.0, the definition of creator is changing as power dynamics shift from the major technology platforms to the creators and their audience and clients. This is beginning to happen in the consumer market segments, the democratization of content creation to support the business and commercial segments with easy to access and create, no-code software platform is also on the rise. The success of Shopify, Wix and Canva, with highly intuitive, user friendly, templatized approach of traditionally more complex work is creating a new generation of service provider generating new offerings for their clients. We envisage our no-code, low-touch, easy-to-use platforms, to empower a new generation of subject matter experts creating contents for education and training without the need for software coding skills. This will also enable more education and training content to serve the 1.9 billion persons employed, 1.3 billion persons outside the labor force and 87 million unemployed persons across the Asia–Pacific region since 2019 Covid pandemic, who requires upskilling, reskilling, and cross-skilling to perform beyond pre-existing responsibilities to stay relevant to the endemic world of innovation and internet world of things.

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CORPORATE HISTORY AND STRUCTURE

Corporate History

IMMRSIV Inc., together with its subsidiaries, LDR and LDR Technology Pte Ltd (collectively, the “Group”), is a leading, award-winning mobile technology and eLearning solution company based in Singapore. The Group now operates out of Singapore and its projects have far-reaching user base into countries such as Sri Lanka, Israel and Malaysia.

Incorporated in 2008, the Group has established key capabilities with specialization in location-based mobile technology, focusing on Augmented Reality (AR), Virtual Reality (VR) and Mixed Reality (MR) experiences for users in the education, training and tourism sectors.

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, immediately upon the completion of our reorganization:

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CORPORATE INFORMATION

Our principal executive offices are located at 1004 Toa Payoh N, #04-12, Singapore 318995. Our telephone number at this address is +65 6255 4645. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, George Town, Cayman Islands. Our agent for service of process in the United States is [Name], located at [Address].

We are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. See “Risk Factors—Risks Related to Our Business and Industry—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website is https://ldr.sg. The information contained on our website is not a part of this prospectus.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of  (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.07 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the [Class A] Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

[Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of [Class A] Ordinary Shares and [Class B] Ordinary Shares. Our founder, Png Bee Hin, Chairman of the Board of Directors and Chief Executive Officer; Lim Yau Boon, Deputy Chief Executive Officer and Lim Sie Bin Colin, Chief Financial Officer will beneficially own all of our then issued and outstanding [Class B] Ordinary Shares. These [Class B] Ordinary Shares will constitute approximately 15.85% of our total issued and outstanding share capital immediately after the completion of this offering and 81.08% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming that the underwriter does not exercise their option to purchase additional [Class A] Ordinary Shares. Holders of [Class A] Ordinary Shares and [Class B] Ordinary Shares have the same rights except for voting and conversion rights. [Each [Class A] Ordinary Share is entitled to one vote, and each [Class B] Ordinary Share is entitled to 20 votes and is convertible into one [Class A] Ordinary Share at any time by the holder thereof.] [Class A] Ordinary Shares are not convertible into [Class B] Ordinary Shares under any circumstances. [Upon any transfer of [Class B] Ordinary Shares by a holder thereof or a change of ultimate beneficial ownership of any [Class B] Ordinary Share to any person other than our three co-founders and their respective affiliates, such [Class B] Ordinary Shares are automatically and immediately converted into the same number of [Class A] Ordinary Shares.] As a result, we will be a “controlled company” as defined under the [NASDAQ Market Rules] because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements.]

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CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriter of its option to purchase up to        additional [Class A] Ordinary Shares from us.

Except where the context otherwise requires:

●	“IMMRSIV,” “we,” “us,” “our company” and “our” refer to IMMRSIV Inc., a Cayman Islands company, its consolidated subsidiaries and its consolidated affiliated entities;

●	“LDR” refers to LDR Pte. Ltd., a holding company incorporated in Singapore;

●	“Singapore” refers to the Republic of Singapore;

●	“Controlling Shareholder” refers to Png Bee Hin;

●	“[Class A] Ordinary Shares” refer to our [Class A] ordinary shares, par value US$[ ] per share;

●	“[Class B] Ordinary Shares” refer to our [Class B] ordinary shares, par value US$[ ] per share;

●	“ordinary shares” refer to our [Class A] Ordinary Shares and [Class B] Ordinary Shares collectively;

●	“S$” or “SGD” refer to Singapore dollar(s), the legal currency of Singapore; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States.

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The Offering

The following assumes that the underwriter will not exercise its option to purchase additional [Class A] Ordinary Shares in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between US$ and US$ per [Class A] Ordinary Share.

[Class A] Ordinary Shares Offered by Us	[Class A] Ordinary Shares (or [Class A] Ordinary Shares if the underwriter exercises its option to purchase additional [Class A] Ordinary Shares in full).

[Class A] Ordinary Shares Outstanding Immediately After This Offering	[Class A] Ordinary Shares (or [Class A] Ordinary Shares if the underwriter exercises its option to purchase additional [Class A] Ordinary Shares in full).

Ordinary Shares Outstanding Immediately After This Offering	ordinary shares (or ordinary shares if the underwriter exercises its option to purchase additional [Class A] Ordinary Shares in full).

[Voting Right	[●]]

[NASDAQ Capital Market] symbol	[ ]

Option to Purchase Additional [Class A] Ordinary Shares	We have granted to the underwriter an option, exercisable within [ ] days from the date of this prospectus, to purchase up to additional [Class A] Ordinary Shares.

Underwriter’s Warrants

We have granted Prime Number Capital LLC the Underwriter’s Warrants, exercisable from the date of commencement of sales of this offering for a period of five years after such date, to purchase [Class A] Ordinary Shares equal to 5% of the total number of [Class A] Ordinary Shares sold in this offering, exercisable at a per share price equal to 125% of the public offering price.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately US$ million (or US$ million if the underwriter exercises its option to purchase additional [Class A] Ordinary Shares in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$ per [Class A] Ordinary Share, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. See “Use of Proceeds” for additional information.

Lock-up	We and certain of our directors and executive officers, existing five percent (5%) shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any [Class A] Ordinary Shares or similar securities or any securities convertible into or exchangeable or exercisable for our [Class A] Ordinary Shares for a period ending 180 days after the date of this prospectus. See “Underwriting” for more information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the [Class A] Ordinary Shares.

Payment and Settlement	[●]

Transfer Agent and Registrar	[●]

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Summary Consolidated Financial Data

The following summary consolidated statements of comprehensive loss data for the years ended December 31, 2020 and 2021, summary consolidated balance sheet data as of December 31, 2020 and 2021 and summary consolidated cash flow data for the years ended December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited condensed consolidated interim financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of comprehensive profit and loss data for the periods indicated:

	For the Year Ended December 31,
	2021	2020
	US$	US$
Revenues:
Service revenues	2,592,545	1,665,867
Other revenues	107,991	66,650
Revenues	2,700,536	1,732,516
Cost of revenues	(1,275,759)	(1,208,928)
Gross profit	1,424,777	523,589
Operating expenses:
Wages and salaries	(563,488)	(414,936)
Director’s remuneration	(114,639)	(103,016)
Employer’s CPF	(95,012)	(65,833)
Amortisation	(65,507)	(54,684)
General and administrative expenses	(283,935)	(196,107)
Total operating expenses	(1,122,582)	(834,577)
Other operating income, net	158,100	189,960
Gains/(Losses) from operations	460,295	(121,028)
Interest income	195	211
Foreign exchange (losses)/gains	-	-
Investment income	-	-
Gains/(Losses) before income tax expenses	460,489	(120,817)
Income tax expenses	-	-
Net Gain/(Loss)	460,489	(120,817)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	(14,000)	6,795
Profit / (Loss) after tax, representing total comprehensive income / (loss) for the year	446,489	(114,022)
Basic and diluted earnings (loss) per ordinary share	0.15	(0.04)
Weighted average number of common shares outstanding - Basic and diluted	2,906,666	2,906,666

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The following table presents our summary consolidated balance sheet data as of the dates indicated:

	2021	2020
	US$	US$
ASSETS
Current assets:
Trade and other receivables	538,510	575,814
Amount due from related party	4,641	-
Cash and cash equivalents	547,876	25,212
Total current assets	1,091,027	601,026
Non-current assets:
Property and equipment, net	102,299	55,665
Intangible assets - Software development cost	942,583	638,486
Total non-current assets	1,044,882	694,151
Total assets	2,135,909	1,295,177
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Loan from shareholder	-	114,486
Short-term bank borrowings	92,794	-
Lease liability	29,339	22,593
Trade and other payables	313,784	295,947
Deferred revenue	17,160	5,532
Total current liabilities	453,077	438,558
Non-current liabilities:
Loan from shareholder	327,735	337,872
Long-term bank borrowings	337,415	-
Lease liability	52,446	-
Total non-current liabilities	717,596	337,872
Total liabilities	1,170,673	776,430
Shareholders’ (deficit) equity:
Paid up share capital	2,474,000	2,474,000
Translation reserves	(56,980)	(42,980)
Accumulated deficit	(1,451,784)	(1,912,273)
Total shareholders’ surplus/(deficit) equity	965,236	518,747
Total liabilities, mezzanine equity and shareholders’ surplus/(deficit) equity	2,135,909	1,295,177

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The following table presents our summary consolidated cash flow data for the periods indicated:

	For the Year Ended
	December 31,
	2021	2020
	US$	US$
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	635,675	172,848
Net cash provided by/(used in) investing activities	(393,046)	(404,380)
Net cash provided by financing activities	283,605	78,711
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,569)	(3,160)
Net increase/(decrease) in cash, cash equivalents and restricted cash	526,234	(152,821)
Cash, cash equivalents and restricted cash at the beginning of period	25,212	181,192
Cash, cash equivalents and restricted cash at the end of period	547,876	25,212

Gross Billings

We define gross billings for a specific period as the total amount billed by us and paid by customers for our products and services in such period exclusive of value-added tax.

	For the Year Ended December 31,
	2021	2020
	US$	US$

Deferred revenue, beginning of period	5,532	-
Gross billings	2,712,442	1,737,915
Services revenue recognized	(2,592,545)	(1,665,867)
Other revenues recognized	(107,991)	(66,650)
Currency realignment	(277)	134
Deferred revenue, end of period	17,161	5,532

Adjusted Net Loss

We define adjusted net loss as net loss excluding share-based compensation expenses, which resulted from the vesting of restricted shares of the co-founders.

	For the Year Ended December 31,
	2021	2020
	US$	US$

Net Gain/(Loss)	460,489	(120,817)
Add:
Share-based compensation	-	-
Adjusted net loss	460,489	(120,817)

Contractual Obligations and Commitments

The following is our contractual obligations and commitments as of December 31:

	As of December 31,
	2020	2021	2022	2023
	US$
Lease Obligations	22,594	81,783	49,093	19,743

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Risk Factors

Investing in our [Class A] Ordinary Shares entails a significant level of risk. Before investing in the [Class A] Ordinary Shares, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that could adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. In such case, the market prices of the [Class A] Ordinary Shares could decline, and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

The effects of a pandemic or widespread outbreak of an illness, such as the COVID-19 pandemic, compounding the effect of wars, such as Russian invasion of Ukraine, could have a material adverse effect on our business, financial condition and results of operations.

COVID-19 has adversely affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of travel and tourists, conventions and business events, closures and restrictions on business operations for our consumer and enterprise customers and a decrease in tourism and education consumer spending, and it may continue to do so in the future. Compounding the aftermath from the COVID-19 pandemic, the Russian invasion of Ukraine has magnified the slowdown in the global economy, which is becoming a protracted period of global securities corrections and elevated inflation. This raises the risk of stagflation, with potentially harmful consequences for middle- and low-income economies alike widely seen in certain Asian countries.

The impact of COVID-19 on the economy such as Singapore where our business is located has been significant. Sectors that have been the most severely affected are those that rely on international travel, including the air transport, accommodation and other tourism-related sectors. Consumer-facing sectors such as retail and food services have also been badly affected by the cutback in domestic consumption amidst progressively stricter safe distancing measures. At the same time, outward-oriented sectors like manufacturing and wholesale trade have been affected by the fall in external demand and supply chain disruptions, while domestically-oriented sectors like construction and real estate have been affected by negative spill-overs arising from the downturn in the domestic economy.

The direct impact on our business and the business of travel and tourism, on-site education and training, including travel and tour organizations and key attractions, has sustained beyond normal cyclical disruptions in our normal business operations mainly with our key enterprise customer and their offices and training establishments. This has been primarily due to government’s suspension, postponement and cancellation of outdoor and large participants events since mid-2020 through 2022. The suspension, postponement and cancellation of any given group size above 5 persons and prohibition of events of all scale affected by COVID-19 has reduced the volume of outdoor and indoor events and has had an adverse impact on our revenue and the revenue of our key partners in the various industries our business had flourish in the past years.

Additionally, as a result of the cancellation of major and professional outdoor and indoor events, our enterprise customers have increased demand for virtual events and e-learning but with disruption due to largescale participants coordination and engagement. Providing online experiences for such events to meet this demand exposes our business to additional risk, including risks related to online delivery competencies and compliance, regulatory risk, privacy risk and certain other risks related to our international operations over the internet environment. Although many seasonal travel and outdoor and indoor events have recommenced in recent months, the rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19, which remains a material uncertainty and risk with respect to us, our performance, and our financial results. Our revenue would continue to depend on reopening of the travel and tourism sectors, outdoor and indoor events taking place, and we may not generate as much revenue as we would have as compared to before COVID-19 without the cancellation or postponements.

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Moreover, as a result of orders issued by governmental authorities around the Asia Pacific, a number of our key partners’ and enterprise customers’ operations have been restricted and many of their locations have been closed. While some of these operations have resumed and locations have reopened since April 2022, the demand for our products and services may continue to be adversely impacted by such last-minute closures and restrictions in the future norm.

The rapid spread of the Omicron variant indicates that the pandemic will likely continue to disrupt economic activity in the near term. In addition, a notable deceleration in major economies—including the United States and China—will weigh on external demand in emerging and developing economies. At a time when governments in many developing economies lack the policy space to support activity if needed, new COVID-19 outbreaks, persistent supply-chain bottlenecks and inflationary pressures, and elevated financial vulnerabilities in large swaths of the world could increase the risk of a hard landing.

The ultimate severity of COVID-19 is uncertain at this time and therefore we cannot predict the full impact it may have on our target markets take-up rates and our scale of operations. However, the effect in the past 2 years had on our results were material and adverse, and this condition may continue to be material and adverse in the future. Any significant or prolonged decrease in outdoor and indoor events, reduction in orders from our customers in training sector and decrease in travel and educational consumer spending in the region have and could continue to adversely affect the demand for our product offerings. This in turn affects our offerings, reducing our cash flows and revenues, and thereby materially harm our business, financial condition, results of operations and prospects.

We had incurred losses before and may not be able to achieve or sustain profitability in the future.

We recorded net losses of US$0.1 million in 2020. These losses were due to the substantial investments made to build our product offerings, operational costs to grow and maintain our business, and acquire customers. Based on the reopening of regional markets, we expect our operating expenses to increase in the future to support increased sales and marketing expenses, operations costs, research and development costs and general and administrative costs. In addition, as a public company we will incur significant legal, accounting and audit, and other incidental expenses that we did not incur as a private company.

Our business development is dependent on the market for AR and VR solutions, which may develop more slowly than expected, or shrinks, and our revenue may subsequently drop. One of the biggest barriers to mass adoption of AR and VR technologies is user experience and content offerings. The rate of industries recovery from the COVID-19 pandemic may differ, many may continue to struggle due to a lack of effective user experience design and slow adoption in underdeveloped economies. As we seek to promote the user experience and content offerings in our AR and VR solutions, we cannot assure you that doing so will not benefit our financial performance in this industry and macroeconomy background.

There are new high-tech, low-footprint companies with huge potential to drive down costs and offer better customer experience in the marketplace.

The regional markets for our products and solutions gains its competitive advantage in a high-tech, low-footprint tech market with huge potential to diver costs lower and offer superior customer experience. Nevertheless, subject to rapid technological changes and fast evolving customer demands, many of our key competitors are companies with substantial financial resources, established brands, technological experts and some comes with vast market experience. These competitors likely have more established positions in certain product segments and geographic regions than us. On the other spectrum, we compete with smaller and start-up companies, with a lean structure, who adopt new or emerging technologies to address customer requirements more quickly than we can.

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Our competitors are also continuously improving their products and services mainly to differentiate with customer focused functionalities, developing new products and services, and investing in disruptive technology to better serve the needs of their existing customers and to attract new customers. Our competitors may also continue to acquire additional businesses that will allow them to offer a broader array of products and services. Some of our competitors also market some of their products and services as lower cost alternatives to certain of our solutions, which may diminish the relative value of some of our products and services. We cannot assure you that our investments have been or will be sufficient to maintain or improve our competitive position or that the development of new or improved technologies, products and services by our competitors will not have a material adverse effect on our business.

Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings or changes in regulation or the financial markets. Competition may require us to reduce the price of some of our products and services or make additional capital investments that would adversely affect our profit margins or cash flows. If we are unable or unwilling to do so, we may lose market share and our financial condition or results of operations may be adversely affected.

In addition, barriers to entry to create a new product or offer a new service may be low in many cases. The Internet as a distribution channel has allowed free or relatively inexpensive access to information sources, which has reduced barriers to entry even further. Low barriers to entry could lead to the emergence of new competitors.

If we fail to compete effectively against current or future competitors, our financial condition and results of operations could be adversely affected.

Our historical growth may not be indicative of our future growth and we may fail to properly manage future growth.

Our business has experienced rapid growth, strong profitability, and capital efficiency in recent years. We generated revenues of US$1.7 million in 2020 and US$2.7 million in 2021, reflecting year-over-year growth of 55.9%. Despite the aforementioned rapid revenue growth, we may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We may also incur significant losses in the future for a number of reasons, including as a result of the materialization of the following risks and the other risks described in this prospectus, and we may encounter unforeseen difficulties, complications, delays and other unknown factors, such as:

●	we may be unsuccessful in predicting and capturing industry trends and consumer preferences;

●	we may be unable to introduce new products that appeal to consumers;

●	we may be unsuccessful in protecting or enhancing the recognition and reputation of our brands;

●	we may be unsuccessful in competing for market share with our existing or new competitors;

●	our ability to maintain existing relationships and to create new relationships with business partners;

●	we may fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices;

●	we may not be able to maintain and improve our customer experience;

●	we may experience service interruptions, data corruption, cyber-based attacks or network security breaches which may result in the disruption of our operating systems or the loss of confidential information of our consumers;

●	we may be unable to retain key members of our senior management team or attract and retain other qualified personnel;

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Thus, there can be no assurance that we will be able to reach profitability on a quarterly or annual basis. We believe that our revenue and operating results will continue to fluctuate, and that period-to-period comparisons are not necessarily indications of future performance. Our revenue and operating results may fail to meet the expectations of public market analysts or investors, which could have a material adverse effect on the price of our common stock.

Our plans for implementing our business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and available information concerning the communications and technology industries. If management’s assumptions prove to be incorrect, it could have a material adverse effect on our business, financial condition or results of operations.

We have a relatively short operating history with our growth product and solution, which makes it difficult to evaluate our business and prospects.

With reference to our new service offerings and solution in travel and education, our business has a relatively short operating history where the service offerings were launched just before the unprecedented start of COVID-19 in late 2019, which makes it difficult to evaluate our business and prospects. We have been in existence since 2008, and much of our growth has occurred in the last few years comprising with large enterprise customers contributing a large proportion of our revenue. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing and technology industries, including market acceptance of our current and new service offerings and solutions. With current service offerings, the customer renewal rates and our competitive advantage over competitors may in the future affect us adversely when we enter the market for our new service offerings.

With the regional limitations associated to travel and mass meeting and education, as a growing company, our ability to successfully expand our business, especially regionally, will be adversely affected. Escalating costs including our operating expenses and the amount and timing of operating expenses, particularly employment expenses. related to the maintenance and expansion of our business, operations and infrastructure would adversely affect us with recent economic downturn and escalating costs and stagflation.

As our new service offerings and solution in travel and education continues to expand into various countries or areas, regional internet unavailability, network outages or security breaches, and foreign currency exchange rate fluctuations will cause adverse impact to us due to limited operation experience in relevant regions.

The actual market size for our product solutions could be significantly smaller than market research estimates of our total potential market opportunity. In an event customer demand for our products does not meet our planned expectations, our revenue to meet our financial targets could be adversely affected.

While we maintain a view of strong growth in the markets for our service offerings, it is possible that the growth of these market segments may not meet our expectations. The methodology on which our estimate of our total potential market opportunity is based on market research reports be established researchers and industry authorities’ syndicated studies with key assumptions combined with our industry knowledge and customer experience. If any of these assumptions proves to be inaccurate, then the actual market for our solutions could be significantly smaller than our estimates of our total potential market opportunity. In addition, we have very limited data collection on customer adoption of our new products, having made our launch in late 2021 with various partners and platforms in Singapore and region. If the customer demand for our product solutions or the adoption rate in our target markets does not meet our expectations, our ability to generate revenue from enterprise and consumer customers to meet our financial targets would be adversely affected based on the following:

●	we may be unsuccessful in predicting and capturing industry trends and consumer preferences;

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●	we may be unable to introduce new products that appeal to consumers;
●	we may be unsuccessful in protecting or enhancing the recognition and reputation of our brands;
●	we may be unsuccessful in competing for market share with our existing or new competitors;
●	the ability of our third-party suppliers, manufacturers and logistics providers to produce and deliver our products in a timely way and in accordance with ever changing customer expectations could be disrupted;
●	we may fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices;
●	we may not be able to maintain and improve our customer experience;
●	we may experience service interruptions, data corruption, cyber-based attacks or network security breaches which may result in the disruption of our operating systems or the loss of confidential information of our consumers;
●	we may be unable to retain key members of our senior management team or attract and retain other qualified personnel.

We may lose customers if we fail to improve and enhance our service offerings and solutions to meet our customers’ evolving needs.

The process of creating, developing, acquiring new technology products and services, as well as improving existing ones, is time-consuming, costly, and uncertain. Our market position and operating results could suffer if we fail to anticipate customers’ quickly changing demands and expectations. Before we can know whether our predictions will accurately reflect customer demand for our products and services, we must make long-term investments, develop, acquire, or obtain relevant intellectual property, and commit significant resources.

If we fail to understand and anticipate customer needs, our new products and services may fail, and our revenues and earnings may suffer. Furthermore, any delay in the development, acquisition, marketing, or launch of a new offering or enhancement to an existing offering could cause customer attrition or limit our ability to attract new customers, resulting in a drop in revenue or profitability.

The quality and reliability of our product offerings is the key to our ability to maintain a trusted partner and source of products and solutions for travel and education. Negative customer reviews and publicity regarding us, whether actual, alleged or perceived issues regarding the Company or our product offerings could harm our reputation with customers.

We have entered into partnership agreements with industry partners to redistribute our product and solutions launched in certain Asia Pacific countries or working through other local partners. Although we monitor these partners closely, we do not have control on the market acceptance of our product offerings and control agency representations are enforced. With the current economic conditions, we adopt a cautious approach and not to over commit resources which may adversely affect our sustainability and cashflows.

Failure to anticipate customer requirements, to retain and acquire new partners and customers, and protect our brand may adversely impact our credibility as a trusted partner.

We had a concentration of major customers during the years ended December 31, 2020 and 2021 and if our existing major customers cease to engage our services, we may be unable to find new customers with similar attributable revenue within a reasonable time or at all.

For the years ended December 31, 2020 and 2021, the percentage of our revenue attributable to our largest customer amounted to 94% and 91%, respectively, while the percentage of our revenue attributable our five largest customers for the years ended December 31, 2020 and 2021 amounted to about 98% for both years respectively.

We cannot assure you that there will not be any disputes between our major customers and us, or that we will be able to maintain business relationships with our existing customers. As a substantial amount of revenues were generated from a relatively small number of major customers during the Track Record Period, in the event that these existing major customers cease to engage our services and we are unable to find new customers with similar attributable revenue within a reasonable period of time or at all, our business and profitability may be adversely affected. In addition, if any of such customers default or delay on their payment or settlement of our trade and other receivables, our liquidity, financial condition and results of operations may be adversely affected.

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The continued operation of our business depends on the performance and reliability of the internet, mobile networks, and other infrastructure that is not under our control.

Our business depends on the performance and reliability of the internet, mobile networks, and other infrastructure that is not under our control. Disruptions in such infrastructure, including as the result of power outages, telecommunications delay or failure, security breach, or computer virus, as well as failure by telecommunications network operators to provide us with the bandwidth we need to provide our products and offerings, could cause delays or interruptions to our products, offerings, and platforms. Any of these events could damage our reputation, resulting in fewer users actively using our platforms, disrupt our operations, and subject us to liability, which could adversely affect our business, financial condition, and operating results.

Our ability to continue innovating and keeping pace with technological developments has a significant impact on our business.

The AR and VR industry is rapidly evolving and subject to continuous technological changes. Our ability to design and deploy services and solutions that anticipate and adapt to rapid and continual changes in technology and industry advances and offerings to meet the increasing needs of our clients is critical to our success. Our growth plan is centered on responding to these types of advancements by fostering innovation that will allow us to expand our business into new areas of growth.

Our services and solutions, our results of operations, and our ability to develop and maintain a competitive advantage and continue to grow could be harmed if we do not adequately invest in new technology and industry developments or evolve and expand our business at a sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation.

Furthermore, we work in a rapidly changing market in which new technological entrants are and will continue to enter. New services or technology offered by competitors or new entrants may make our offers less differentiated or competitive in comparison to other options, negatively impacting our operating results.

Product development, as well as product, service, or infrastructure modifications, may necessitate significant capital expenditures as a result of technological advancements. We cannot guarantee that we will be able to secure funding to cover such costs. Failure to adjust our products and services to such changes in a timely and effective manner might have a material and negative impact on our business, financial position, and operating performance.

Our initiatives to develop new service offerings, new solutions and introduce new technologies may not succeed.

We have made and will continue to make significant investments in research, development, and marketing for existing products, services, and technologies as well as new technology or new applications of existing technology. Investments in new technology contains certain amount of risk.

Many elements influence commercial success, including but not limited to creativity, developer support, and effective distribution and marketing. Customers may limit their purchases of our services or goods if they do not believe our latest offerings provide significant additional functionality or other value, thus impacting our revenue and profitability. For several years, if at all, we may not see significant revenue from new product, service, or distribution channel investments, or new applications of current new product, service, or distribution channel investments. New products and services may not be successful, and even if they are, operating margins for certain new products and businesses may be lower than those we have seen in the past.

Furthermore, inventing new technologies is challenging and might take a long time to create and test. Major delays in new releases, as well as significant difficulties in developing new goods or providing new services, may have a negative impact on our revenue and earnings.

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If we do not make our platforms, including new versions or technology advancements, easier to use or properly train customers on how to use our platforms, our ability to broaden the appeal of our products and services and to increase our revenue could suffer.

In order to get full use of our platforms, users generally need training. We provide a variety of training and support services to our customers, and we believe we will need to continue to maintain and enhance the breadth and effectiveness of our training and support services as the scope and complexity of our platforms increase. If we do not provide effective training and support resources for our customers on how to efficiently and effectively use our platforms, our ability to grow our business will suffer, and our business and results of operations may be adversely affected. Additionally, when we announce or release new versions of our platforms or advancements in our technology, we could fail to sufficiently explain or train our customers on how to use such new versions or advancements or we may announce or release such versions prematurely. These failures on our part may lead to our customers being confused about use of our products or expected technology releases, and our ability to grow our business, results of operations, brand and reputation may be adversely affected.

We may be subject to increased business, regulatory, and economic risks as we continue to expand our operations outside Singapore.

All of our business operations are conducted in Asia, including but not limited to Singapore, Sri Lanka, Malaysia, and Israel. Thus, we are subject to different laws and business operation norms in different countries in Asia, which differ in certain material respects from the laws of Singapore, where our main business operates. According to our business strategies, we will continue to expand our operations internationally, which may bring new challenges to us. For example, we may find it difficult to localize our local company website, software platform and applications into certain foreign languages, and we may be required to invest significant resources in order to do so into markets in which we do not yet operate. We may not succeed in these efforts or achieve our customer acquisition or other goals. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide our mobility data analytics solutions to customers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings.

Our experience in Singapore may not be relevant to other jurisdictions. The regulatory framework for AR/XR services is still developing and remains uncertain in many countries where we intend to offer our products. As new laws and regulations are passed from time to time to address new issues by local government authorities, these uncertainties are highly subjective to the interpretation and implementation of existing and any future laws and regulations governing our business activities in these areas. Such changes in regulations may require us to impose more stringent content monitoring measures, follow relevant content regulatory regimes, obtain relevant licenses or permits or renew or expand the coverage of our existing licenses, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make any necessary filings applicable in the future, or comply with other relevant regulatory requirements. Penalties may be imposed if we fail to obtain, hold or maintain any of the required licenses or permits or make necessary filings on time or at all or fail to comply with other regulatory requirements. Cultural and traditions differences may also require adaptation of content. Therefore, such different and possibly more stringent regulatory and cultural environments may increase the risk of our intended operations in foreign jurisdictions.

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Our expansion into new verticals may not be successful.

Currently, we are pursuing multiple business strategies simultaneously, including expanding into more business sectors, increasing penetration in existing markets with new solution offerings and accelerating the growth in the adoption of our travel consumer app and our training content creation platform. We believe pursuing these multiple business strategies offers financial and operational synergies, but these diversified operations place increased demands on our limited resources. Furthermore, we expect to experience significant growth in the number of our employees and the scope of our operations. To manage our multiple business units and anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and our management team’s limited attention and limited experience in managing a company with such anticipated growth, we may not be able to effectively manage our multiple business units and the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. In addition, in order to meet our obligations as a public company and to support our anticipated long-term growth, we will need to increase our general and administrative capabilities. Our management, personnel, and systems may not be adequate to support this future growth. Any inability to manage our multiple business units and growth could delay the execution of our business plans or disrupt our operations and the synergies we believe currently exist between our business units. In addition, adverse developments in one of these business units may disrupt these synergies.

Sales partnership efficiency has a significant impact on our business.

Our business relies on key partners and enterprise organisations as a fundamental source of both consumer and enterprise customer traffic and exclusive technology support from Asia’s top XR technology firms. We have begun to develop new sales partners for regional sales distribution and build channel partners in Asia Pacific by taking an analytical, collaborative approach to reseller network and distribution. The Company envisage to examine all reseller and distribution data, ranging from sales information for individual regions, products, and customers to reviewing partners working relationships to determine if how to create win-win strategies with new partners and distributors with appropriate incentives and support. These sales partnerships are set to achieve expansion goals by that would lead to more fact-based decision making and stronger working relationships with distributors. We aim to work closely with partners and distributors on joint promotional activities and understand the importance of co-selling with partners by learning from social media, the opportunity to create shared experiences and communities. This allows us, vendors, partners and distributors, and customers to all come together and develop new experiences and best practices.

We may fail to provide quality customer services.

Poor customer service will often affect customer retention, increased customer complaints, reduce the number of customers interacting with a business. Fewer customers will cause a loss in profit for any business. The success of our business hinges on our ability to provide superior customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer satisfactory solutions and services at competitive prices, source solutions to respond to customer demands, maintain the quality of our solutions and services, and attract and regulate partners on our platforms and applications. As of December 31, 2021, we had approximately 2 customer service representatives at our customer service center. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

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Experience of our users depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

Our platform integrates with third-party software and devices to allow our platform to perform key functions. For example, we offer integration with workflow software products, such as business intelligence software and enterprise resource planning systems, among others. Although to date this integration has been accomplished using application programming interfaces (“API”), other open software interfaces and simple physical linkages, we cannot guarantee that this ease of integration will continue or that we will be able to integrate with other products as easily or without additional cost. Newer vehicles and devices may be developed which include different ports and do not allow for our platform to be integrated through simple physical linkages. Errors, viruses or bugs may be present in third-party applications that our customers use in conjunction with our platform. Changes to third-party applications that our customers use in conjunction with our platform could also render our platform inoperable. Customers may conclude that our software is the cause of these errors, bugs or viruses and terminate their subscriptions. The inability to easily integrate with, or any defects in, any third-party applications could result in increased costs, or in delays in application releases or updates to our platform until such issues have been resolved, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects and could damage our reputation.

We may fail to effectively maintain, promote and enhance our brand.

We feel that protecting and enhancing our brand is critical to our company’s long-term success. It is critical to have a well-known brand to attract clients, especially in this new and growing market. Our brand is promoted via our marketing team and word-of-mouth recommendations. The efficiency of our marketing activities and the number of word-of-mouth referrals we receive from delighted clients will determine how well our brand is promoted. We may have to spend more money to promote our brand.

However, our brand promotion and marketing efforts may not result in greater sales, and even if they do, such additional revenues may not be enough to cover the costs of promoting our brand. Because we work in such a competitive field, our ability to sustain our market position is directly influenced by our brand recognition. We may fail to attract enough new customers or retain our existing customers if we fail to successfully promote and maintain our brand, or if we incur additional expenses in an unsuccessful attempt to promote and maintain our brand, and our business and results of operations may be materially and adversely affected.

We face risks associated with security breaches as well as privacy and data protection regulations.

Our business involves the collection, storage, processing, and transmission of a significant amount of personal and sensitive data. We are subject to numerous laws and regulations designed to protect such data. Laws and regulations that impact our business, and particularly laws, regulations and other measures governments may take based on privacy and data protection concerns, are increasingly strict and complex, change frequently and at times are in conflict among the various jurisdictions where we do business. For example, our operating entities are, with regards to privacy legislation, subject principally to the Singapore Personal Data Protection Act 2012 (“PDPA”) in relation to the collection, use and/or disclosure of personal data. In certain jurisdictions there are laws and regulations that restrict the flow of data outside the country which may also constrain our activities and require the use of local servers. We may also be required to disclose personal data about an individual to a public agency, where the disclosure is necessary in the public interest, or for the purposes of policy formulation or review. Some of these disclosures may put us in a disadvantaged position, especially if the provided data is repurposed for another intent, or adequate protection is not accorded to such data. As such laws increase in their complexity and impose new requirements, we may be required to incur increased costs to comply with data privacy laws and could incur penalties for any non-compliance or breaches. These laws may also limit how we are able to use data.

Although we maintain, and are in the process of improving, internal access control mechanisms and other security measures to ensure secure and appropriate access to and storage and use of our sensitive, business, personal, financial or confidential information by anyone including our employees, contractors and consultants, information technology and infrastructure can be attacked by hackers, computer malware, viruses, social engineering (including phishing and ransomware attacks), or breached due to software bugs, human error, employee theft, misuse, misconduct, or malfeasance, system failure, or other disruptions.

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Any such breach could compromise our networks or those of our third-party providers, and the data stored there could be accessed, held for ransom, publicly disclosed, misappropriated, lost, or stolen. Some of our systems will not be fully redundant, and any issues at our third-party providers’ data centers may cause lengthy service interruptions.

Such a breach, misappropriation, or disruption could also disrupt our operations and the services we provide to clients, harm our reputation, and cause a loss of confidence in our tools and services, as well as necessitate significant expenditures to protect against future breaches and to correct problems caused by these events. Any such unauthorized access, disclosure, or loss of information could result in legal claims or proceedings, liability under applicable laws, and regulatory penalties, all of which could harm our business, revenues, and competitive position.

Hackers, bad actors, and other unauthorized entrants use and plan a wide range of techniques that may not be detected until a breach has occurred. As a result, despite our best efforts, we may find it difficult or impossible to implement measures that fully prevent such attacks or respond in a timely manner. Unauthorized parties may attempt to gain access to our systems or facilities in the future through a variety of means, including hacking into our or our clients’ systems or facilities, or fraudulently inducing our employees, clients, or others to disclose usernames, passwords, or other sensitive information, which may then be used to access our information technology systems and gain access to our data or other confidential, proprietary, or proprietary information. Such efforts may be state-sponsored and supported by significant financial and technological resources, making detection and prevention even more difficult. There can be no assurance that any security or other operational measures implemented by us or our third-party providers will be effective against any of the aforementioned threats or issues.

Furthermore, some of our third-party providers may be subject to such attempts, which can then be used to try to infiltrate our systems or access our data or other confidential, proprietary, or sensitive information. We cannot ensure the integrity or security of measures they take to protect and prevent the loss of our or our clients’ data because we do not control our third-party service providers or the processing of data by such providers other than through contractual relationships.

As a result, we face the risk that cyber-attacks or other security incidents affecting our third-party providers will have a negative impact on our business even if the attack or breach does not directly affect our systems. It is also possible that security breaches suffered by our competitors, or other security incidents affecting them, will result in negative publicity for our entire industry, which will indirectly harm our reputation and reduce demand for our services and solutions.

We have experienced cybersecurity incidents in the past and may experience further cybersecurity incidents or security breaches of its systems or IT (including third-party systems or IT that we rely on to operate its business) in the future, which may result in system disruptions, shutdowns or unauthorized access to or disclosure of confidential or personal information.

Security, privacy, or data breaches involving sensitive, personal or confidential information could also expose us to liability under various laws and regulations across jurisdictions, decrease trust in our mobile app and platform, and increase the risk of litigation and governmental investigation.

Our current business does not involve the collection, storage, processing, and transmission of a significant amount of personal and sensitive data and we make reasonable efforts to comply with all applicable privacy and data protection laws, policies, legal obligations, and industry codes of conduct. However, it is possible that the obligations imposed on us by applicable data privacy laws and regulations will be interpreted and applied inconsistently from one jurisdiction to the next, and that this will conflict with other rules or our practices in other jurisdictions.

Failure to comply with any applicable laws and regulations may result in penalties or significant legal liability. Although we make reasonable efforts to comply with all applicable laws and regulations, there is no guarantee that we will not face regulatory action, including fines, if an incident occurs.

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We may be subject to intellectual property infringement claims or other allegations by third parties for information or content published on, downloaded from or linked to, our mobile app and platform, or distributed to our users, or for proprietary information appropriated by former employees and vendors.

We have not been but may in the future be subjected to intellectual property infringement claims or other allegations by third parties for services and content we provide or for information or content displayed on, downloaded from or linked to, recorded, stored or made accessible on, our mobile app and platform, or distributed to our users, including in connection with the location-based information, images, videos and games played, recorded, stored or made accessible through our platform, which may materially and adversely affect our business, financial condition, results of operations, prospects and reputation.

With an increasing open-source software licensing, and the terms under many of these licenses are unclear or ambiguous, and have not been interpreted by U.S. or foreign courts of countries we intend to market our products and services, therefore, the potential impact of such licenses on our business is not fully known nor predictable. As a result, these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our own proprietary code. Furthermore, we could become subject to lawsuits or claims challenging the use of open-source software or compliance with open source license terms. If unsuccessful in these lawsuits or claims, we may face IP infringement or other liabilities, be required to seek costly licenses from third parties for the continued use of third-party IP, be required to re-engineer elements of its proprietary code base, discontinue or delay the use of infringing aspects of its proprietary code base, or disclose and make generally available, in source code form, certain elements of its proprietary code.

We are in the process of applying for registration of patents, the legislation, regulations or rules related to obtaining patents and enforcing patents could significantly increase our operating costs and decrease our revenue. We may apply for patents and may spend a significant amount of resources to enforce those patents. In the event that new legislation, regulations or rules are implemented either by the local patent and trademark office, or the courts would impact our patent application process, patent enforcement process or the rights to the patent. These are beyond our control and significant changes could negatively affect our expenses and revenue.

We are required to maintain all the obtained licenses, permits and approvals to operate our business.

We are subject to government regulations in various jurisdictions where we operate our business, especially in Singapore. We may fail to obtain, renew or maintain any of the business licenses and approvals or make the necessary filings for our business and operations and as such, we may be subject to various enforcement actions, including orders issued by the regulatory authorities requiring us to terminate our unlawful operations. Fines and penalties may also be imposed on us and we may even incur criminal liability. Our business will thus be significantly disrupted and have other material adverse effects on business, financial conditions and results of operations.

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[We may fail to implement and maintain effective internal controls to remediate our material weakness over financial reporting, which could impair our ability to produce accurate financial statements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Chairman and Chief Executive Officer and the Chief Financial Officer (“the Management”) have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We will carry out a designated assessment of the design and effectiveness of the Company’s internal controls over financial reporting under the supervision of the Management. Based on this evaluation, the Management concluded, as of [December 31, 2021], that the Company’s internal control over financial reporting was effective with no identified material weakness.

The Management will continue to assess and implement certain measures regularly including the design, review and appropriate modification of access in the affected systems, in addition to monitoring controls to prevent and detect inappropriate or unauthorized access or activities. In addition, various aspects of the logical access process will be automated to reduce the possibility of manual error. The Management will also work with control owners to improve the quality of evidence retained to support the operation of change management controls.

The Company has and will continue to assess for any material weakness, where any identified weakness will be considered fully remediated when such applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above. Our ability to produce accurate financial statements on a timely basis can be adversely affected by failure in the following:

●	identifying business risks relevant to financial reporting objectives;

●	estimating the significance of the risks;

●	assessing the likelihood of their occurrence; and

●	deciding about actions to address those risks.

To support our growth in our marketing, product delivery, operations and personnel, and to improve the technology that supports our business operations, accounting and management systems, disclosure controls and procedures, and internal controls over financial reporting, we will be required to commit substantial financial, operational, and technical resources.]

We may not be able to protect our intellectual property rights.

Our patents, copyrights, trademarks, and other intellectual property, we feel, are critical to our success. We rely on our capacity to establish and manage intellectual property rights related to AR and VR technology and publishing content to a great extent. We have put a lot of time and effort into developing and improving our software, middleware, websites, and mobile app.

For the protection of our intellectual property, we rely on a combination of patents, copyrights, trademarks, and trade secrets laws, as well as contractual constraints. However, these only give limited protection, and the steps we take to safeguard our intellectual property rights may not be sufficient. Our trade secrets may become public knowledge or be uncovered independently by our competitors. We may have no or limited rights to prevent others from using our data. Furthermore, if our employees or third-party vendors with whom we do business use intellectual property owned by others in their work for us, there may be a dispute over the rights to that intellectual property.

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There is a risk that our intellectual property may be compromised, including but not limited to:

●	third parties have obtained, and in the future may obtain or misappropriate, certain of our data through website scraping, robots, or other means to launch copycat sites, aggregate our data for their internal use, or to feature or provide our data through their respective websites, and/or launch businesses monetizing this data; or

●	third parties, including but not limited to search engines and websites such as Google and Facebook that we depend on to drive traffic to our website and applications, may gain insight into our intellectual property and may use this insight to develop alternative technologies, products or services that compete with us or may develop similar technology independently, particularly since some of these companies already operate other digital classifieds business, marketplaces and metaverses.

Preventing any illegal use of our intellectual property is difficult and expensive, and the measures we take may be insufficient to avoid misappropriation. If we go to court to enforce our intellectual property rights, it could cost us a lot of money and divert our management and financial resources. We cannot guarantee that we will prevail in such a lawsuit. Any failure to preserve or enforce our intellectual property rights might have a significant negative impact on our business, financial situation, and operating results.

We are subject to risks related to litigation, including intellectual property infringement claims, consumer protection actions and regulatory disputes.

We may be subject to litigation and regulatory proceedings in jurisdictions where we operate our business relating to third-party and principal intellectual property infringement claims, contract disputes, consumer protection actions, claims relating to data and privacy protection, employment related cases, payment and settlement disputes, regulatory disputes and other matters in the ordinary course of our business. As we routinely enter into business contracts with our suppliers, business partners and customers during our daily operation, we have been and may continue to be involved in legal proceedings arising from contract disputes. There can be no assurance that we will be able to prevail in our business or reverse any unfavorable judgment, ruling or decision against us. In addition, we may decide to enter into settlements that may adversely affect our results of operations and financial condition.

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates. We earn revenue denominated mainly in Singapore dollars, and in near future to receive income in Asia Pacific countries’ local currencies and United States dollars, among other currencies. Fluctuations in the exchange rates between the various currencies that we use could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable. We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the currencies that our businesses use.

Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.

The Singapore government does not impose restrictive controls on the convertibility of the Singapore Dollars into foreign currencies nor remittance of most currency we operate under into Singapore. We receive substantially all of our net revenue in Singapore dollars and United States dollars.

Based on our current corporate structure, our main listing company in the Cayman Islands relies on dividend payments from our Singapore subsidiary to fund its cash and financing requirements that we may incur post-listing. Under existing Singapore foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from Monetary Authority of Singapore (“MAS”) by complying with certain procedural requirements. Therefore, our Singapore subsidiary is able to pay dividends in foreign currencies to us without restrictions, subject to the condition that the remittance of such dividends offshore of Singapore mainly complies with common procedures under Singapore’s foreign exchange regulation.

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We may not have sufficient insurance to protect ourselves against substantial losses.

We do not have any business liability or disruption insurance coverage for our operations in Singapore. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any business disruption may result in our incurring substantial costs and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Our success relies on our management team, key employees and other experienced and capable employees, and the substantial loss of capable employees could harm our business.

Our future success is significantly dependent upon the continued service of our executives and other key employees. If we lose the services of any member of management or any key personnel, we may not be able to locate a suitable or qualified replacement and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth.

To maintain and grow our business, we will need to identify, hire, develop, motivate and retain highly skilled employees. Identifying, recruiting, training, integrating and retaining qualified individuals requires significant time, expense and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. We may also be subject to local hiring restrictions in certain markets, particularly in connection with the hiring of foreign employees, which may affect the flexibility of our management team. If our management team, including any new hires that we make, fail to work together effectively and execute our plans and strategies, or if we are not able to recruit and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected and our business and growth prospects will be harmed.

Competition for highly skilled personnel, particularly software engineers, artificial intelligence scientists, and AR and VR technology professionals, is intense, especially in Singapore where our main business operations are located. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not be able to realize returns on these investments.

Real or perceived errors, failures, or bugs in our learning platform could adversely affect our operating results and growth prospects.

Due to the complexity of our platform and products, undetected faults, malfunctions, or bugs have happened in the past and may continue to do so in the future.

Our mobile applications are deployed to a variety of mobile devices, mobile operating systems, web browsers and network environments, mainly iOS and Android mobile phone operating systems, all of which can experience errors or failures in the operating environment where they are deployed. This diversity raises the chances of errors or breakdowns.

Despite our testing, real or imagined mistakes, failures, or problems in our customer solutions, software or technology, or third-party technology or software, including open-source software, may not be discovered until our customers utilize our services.

Negative publicity, loss of or delay in market acceptance of our products, harm to our brand, weakening of our competitive position, or claims by customers for losses incurred or our failure to meet the stated service level commitments in our customer agreements could all result from real or perceived errors, failures, or bugs in our products. In such a case, we may be forced, or may choose, to devote significant additional resources in order to assist in the resolution of the situation, for customer relations or other reasons. Any faults, failures, or problems in our products could hurt our ability to attract new customers, keep existing customers, or grow their usage of our products, all of which could hurt our business, finances, and operations.

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Service interruptions, outages, and other performance issues may occur as a result of a variety of factors, including infrastructure changes or failures, human or software errors, malicious acts, terrorism, denial of service attacks, or other security-related incidents, as well as capacity constraints. Technical problems, natural disasters, fraud, or security threats are some of the possible causes of capacity restrictions. In some cases, we may not be able to determine or correct the source or causes of these performance issues in a timely manner. Maintaining and improving our performance may become more difficult, especially during peak usage times and as our products and customer implementations become more sophisticated. If our products are unavailable, or if our customers are unable to access them in a reasonable amount of time or at all, or if other performance issues arise, we may lose customers, experience lost or delayed market acceptance of our platform and services, experience delays in payment from customers, suffer damage to our reputation and brand, face legal claims, and have our resources diverted.

Our use of open-source software does not provide warranties or controls on the functionality or origin of the software.

Our solutions rely on the successful operation of some open-source software in conjunction with our solutions, any undetected errors or defects in this open-source software could prevent their deployment or impair their functionality. Because open-source licensors generally do not provide warranties, support, indemnity, assurance of title, or controls on origin of the software, using open-source software may pose greater risks than using third-party commercial software.

Furthermore, some open-source projects contain known vulnerabilities and architectural instabilities and are distributed “as is”. If the open-source data management committers and contributors fail to develop and improve open-source technologies, we will be forced to rely on third parties or expend additional resources to develop and improve our platform, which may be costly and adversely affect our financial performance and business operation.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, financial condition and results of operations.

From time to time, we may form strategic relationships with diverse third parties to promote our business goals, such as joint ventures, minority or majority equity investments. These agreements could expose us to a variety of risks, including risks associated with disclosing proprietary information, third-party non-performance, and higher costs involved with forming new strategic alliances, all of which could have a material and negative impact on our business. We may have limited ability to monitor or control these third parties’ actions, and if any of these strategic third parties receive negative publicity or harm to their reputation as a result of events relating to their business, we may also receive negative publicity or harm to our reputation as a result of our association with any such third party.

In addition, we may acquire other assets, goods, technologies, or businesses that are complementary to our existing company when appropriate opportunities occur. Furthermore, prior and future acquisitions, as well as the subsequent integration of new assets and businesses, necessitate a considerable amount of attention from our management and may cause a diversion of resources away from our core business, which might negatively impact our operations. It is possible that newly acquired assets or enterprises will not produce the expected financial outcomes.

Acquisitions may necessitate the deployment of large sums of cash, potentially dilutive issuances of stock securities, hefty goodwill impairment charges, amortization expenses for other intangible assets, and exposure to the acquired business’s potential unknown liabilities. Furthermore, the costs of locating and completing purchases may be substantial. Any negative developments could have a significant negative impact on our business, reputation, operating results, and financial position.

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Changes in taxation rates, audit regulations, investigations and tax proceedings could have a material adverse effect on our results of operations and financial condition.

We are subject to direct and indirect taxes in mainly Singapore for the operating and holding companies. Our companies endeavour to be fully compliant with and provide for all known taxes in each tax jurisdiction in which we operate and have presence. The level of provision for tax is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We will seek to run the Company in the manner that the Group remains tax resident in Singapore. We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining our future regional business partnerships and provision for direct and indirect tax liabilities. In all best efforts, we operate and strive to comply with all applicable tax laws, nevertheless, there can be variation and tax authority may have adopted a different interpretation of the law and assess us with differently.

Based on historical, tax authority has not disagreed, but may in the future disagree, with our judgments. We assess regularly based on tax authority guidance and follow closely with tax updates from the authority to be aligned with the likely outcomes of tax assessments, reporting and if any audits to determine the appropriateness of our tax liabilities. Conversely, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in new countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the new jurisdictions in which we would operate may change as a result of macroeconomic, political or other factors. Recent increases in the country and corporate tax rates in more and more regional jurisdictions in which we are seeking to operate could have a negative impact on our profitability. In addition, pending changes in tax laws, treaties or regulations, or their interpretation or enforcement, has become more unpredictable, particularly in less developed markets in the region, which could materially adversely affect our tax position. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

[Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Government of the Cayman Islands as to tax concessions under the Tax Concessions Act (as amended). In accordance with the provision of Section 6 of The Tax Concessions Act (as amended), the Government undertakes with our company:

●	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

●	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

●	on or in respect of the shares, debentures or other obligations of our company; or

●	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (as amended).

●	These concessions shall be for a period of 20 years from [●], 2022.]

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A low degree of judgment is required in evaluating our tax positions and determining our provision for income taxes with most of the revenue received in Singapore. In the ordinary course of business and expansion into key Asia Pacific markets, there would be more transactions which tax has to be determined may be less uncertain. Our effective tax rate could be adversely affected by lower than anticipated earnings in markets where we have lower statutory rates and higher than anticipated earnings in markets where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting, app store taxes and other laws, regulations, principles and interpretations. Any of these occurrences could materially and adversely affect our business, financial condition, results of operations and prospects.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks may disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

In recent years, there have been outbreaks of epidemics globally. In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, Ebola, or Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the countries and regions we operate in could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition, results of operations and prospects. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the Thai or global economy in general. Our operations could also be severely disrupted if our customers, suppliers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

We may be subject to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, riots, political and military upheavals and other outbreaks in the country or region where we have our operations or where a portion of our users are located. Such events could significantly disrupt our operations and negatively impact our business, financial condition, results of operations and prospects.

RISKS RELATED TO OUR CORPORATE STRUCTURE

We are incorporated in Cayman Islands and subject to relevant Cayman Islands laws.

We are a Cayman Islands company, and our affairs are governed by our memorandum and articles of association and the Companies Act (2022 Revision) of the Cayman Islands, which is referred to as the Companies Act below.

Our corporate structure and to-be group structure after listing, is designed to provide us with technological superiority and operational efficiencies with continuous innovation in providing Extended Experiential solutions to enterprise and consumer customers in Singapore and Asia Pacific.

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As part of our Group strategy to expand our capabilities and acquire technological advantages, the Cayman Islands statutory merger by large is widely adopted method to effect a takeover, acquisition or business combination of a Cayman Islands company since its introduction in 2009. Amongst the available Cayman Islands merger mechanisms, the statutory merger has the lowest approval threshold (two-thirds majority of each merging company’s shareholders attending the meeting who are entitled to vote, unless higher as may be specified in the articles of association) and no court procedure is involved.

Cayman Islands companies limited by shares and overseas companies are entitled to implement a merger or consolidation under the statutory merger regime (in relation to overseas companies, provided such merger or consolidation is permitted or not prohibited by the laws of their home jurisdiction).

Subject to the constantly changing economic landscape globally, the challenges associated with a volatile market condition shadow over. Although we are optimistic about the growth in the level of global and our merger activities in 2022 and 2023, it is subjective based on the merger target’s forward performance and risks associated with the market it serves. To remain competitive and continue to innovate, we will continue to explore strategic opportunities through mergers and acquisitions as a gateway to maximizing the valuation of our business and returns.

RISKS RELATED TO OUR RELIANCE ON THIRD PARTIES

We derive a significant portion of revenue from providing content development and consultancy services to the training sector.

A substantial part of our revenue is generated from providing eLearning content and consultancy services to the training sector as our businesses in education and tourism are in their early stages of monetization and currently do not generate significant revenue. In 2020 and 2021, our business from our training customer contributed 93.6% and 90.9%, of our total revenue, respectively. Since a significant portion of our revenue is derived from a small number of customers, if our efforts to satisfy our customers in training sector are not successful, we may not be able to retain them or expand our relationship with them and, as a result, our revenue and growth could be materially and adversely affected.

We anticipate that as each of our three businesses continues to grow, our sources of revenue will diversify. As we further monetize and expand our AR and VR business in tourism and education, we expect the revenue generated from those businesses will make us less dependent on revenue from our business in training sector. If these additional revenue sources do not develop as we expect them to, or if we are unable to identify, source and launch new applications, services or solutions that gain widespread popularity and generate significant revenue, our entire business may remain dependent on the success of limited cases. If those service solutions fail to maintain user engagement or sustain current levels of revenue, or if we fail to successfully introduce updates to extend their commercial lifespan and revenue generation, it will have a material and adverse effect on our business, financial condition and results of operations.

We may fail to retain and develop our relationships with regional partners and local organizations where we operate.

We rely on relationships with Ministries of Tourism and travel and tour organizations in Singapore, Malaysia, Indonesia, Sri Lanka, Cambodia, and other countries like Israel, from which we derive our revenue from providing travel related digital tour-guide solutions, education and training for enterprise customers, and the launch of our mobile app solution for global travel adversely impact with global travel coming to a halt in 2020. Substantially most of our product offerings and services and the future success of our business would heavily depend on our ability to regain, retain, develop and expand relationships with our regional partners and local organizations. We have agreements and arrangements with these partners and organizations commercially reasonable to rejuvenate our relationships and business plans while preparing to scale up for the reopening of the marketplace. In the event that we are unable to fulfil or unable to secure exclusive agreements and arrangements, or unable to retain, renew and expand existing arrangements, we may lose our competitive advantage or be required to discontinue or limit our product offerings and solutions services. In these circumstances, our competitors would choose to accelerate their product offerings to mirror our products and our rights may be diminished to recover damages incurred by such intellectual properties infringement, making enforcements ineffective and time consuming.

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RISKS RELATED TO OUR [CLASS A] ORDINARY SHARES AND THE OFFERING

We do not know whether a market for our [Class A] Ordinary Shares will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.

There is no established trading market for our [Class A] Ordinary Shares in the United States. We intend to apply to list our [Class A] Ordinary Shares on the NASDAQ. There is no guarantee that active trading markets will develop. If an active trading market does not develop, you may have difficulty selling any of our [Class A] Ordinary Shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market, or otherwise or how liquid such markets might become. The initial public offering price for the [Class A] Ordinary Shares will be determined by negotiations between us and the underwriter and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our [Class A] Ordinary Shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our [Class A] Ordinary Shares may be influenced by many factors, some of which are beyond our control, including:

●	actual or anticipated variations in our operating results;

●	the failure of financial analysts to cover our [Class A] Ordinary Shares after this offering;

●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our [Class A] Ordinary Shares or the shares of our competitors;

●	changes in market valuations of similar companies;

●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships or joint ventures;

●	future sales of our shares by us or our shareholders;

●	investor perceptions of us and the industry in which we operate;

●	general economic, industry or market conditions; and

●	the other factors described in this “Risk Factors” section.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our [Class A] Ordinary Shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could have a material adverse effect on our business, financial condition and results of operations.

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Sales of substantial amounts of our [Class A] Ordinary Shares in the public market, or the perception that these sales may occur, could cause the market price of our [Class A] Ordinary Shares to decline.

Sales of substantial amounts of our [Class A] Ordinary Shares in the public market, or the perception that these sales may occur, could cause the market price of our [Class A] Ordinary Shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities.

Our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will pay dividends in the future.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, pursuant to the Companies Act, no dividends may be paid except out of profits or share premium. Furthermore, existing and future financing arrangements may contain covenants that impose restrictions on our business and on our ability to pay dividends under certain circumstances.

We cannot provide assurances regarding the amount or timing of dividend payments and may decide not to pay dividends in the future. As a result, you should not rely on an investment in our [Class A] Ordinary Shares to provide dividend income and if we do not pay dividends, capital appreciation, if any, of our [Class A] Ordinary Shares will be a shareholder’s sole source of gain in the near future. See “Dividend Policy.”

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our [Class A] Ordinary Shares and our trading volume could decline.

The trading market for our [Class A] Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our [Class A] Ordinary Shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our [Class A] Ordinary Shares or publish inaccurate or unfavorable research about our business, the price of our [Class A] Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our [Class A] Ordinary Shares could decrease, which might cause the price of our [Class A] Ordinary Shares and trading volume to decline.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we may choose to elect to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

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We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of our initial public offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

There can be no assurance that we will or will not be a PFIC for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors in the [Class A Ordinary Shares].

For U.S. federal income tax purposes, we will be a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) at least 75% of our gross income consists of passive income or (ii) at least 50% of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and certain capital gains. Cash is generally a passive asset. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. Based on the historical composition of our income and assets, we were not a PFIC for the most recent taxable year. [But because the current and projected composition of our income and assets (including the expected proceeds from the [offering] and the expected value of our assets, including goodwill, which is based on the expected price of our [Class A Ordinary Shares] in the [offering]) is uncertain, we may or may not expect to be a PFIC for the current taxable year.] However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will or will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds [Class A Ordinary Shares], we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds such [Class A Ordinary Shares], even if we ceased to meet the threshold requirements for PFIC status. In such case, such a U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be a PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of [Class A Ordinary Shares] if we are to become classified as a PFIC.

For further discussion, see “Taxation—United States Federal Income Taxation.”

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We currently and will report financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

We currently and will report financial results under IFRS. There are and there may in the future be certain significant material differences between IFRS and U.S. GAAP. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those of companies that prepare financial statements under U.S. GAAP.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment and discretion of our management regarding the application of a portion of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

[Upon the completion of this offering, we will be a “controlled company” within the meaning of the [NASDAQ Market Rules] and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, our Controlling Shareholder will continue to control a majority of the voting power of our issued outstanding [Class B] Ordinary Shares. As a result, we will be a “controlled company” within the meaning of the [NASDAQ Market Rules]. Under these rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and will be permitted to elect not to comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors, and the requirement that we have a compensation committee that is composed entirely of independent directors. As we may intend to rely on some or all of the exemptions available to issuers like us, our shareholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the [NASDAQ].

Cayman Islands law does not impose any fiduciary or other duties on a majority (or controlling) shareholder in respect of the company or any minority shareholders. For more discussion regarding differences of fiduciary duties under Cayman Islands law and U.S. corporate law, see “Description of Share Capital— Differences in Corporate Law.”]

If we elect to rely on the “controlled company” exemption under the [NASDAQ listing rules], a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

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Special Note regarding Forward-Looking Statements and Industry Data

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the AR/VR technology industry in Singapore and Asia Pacific;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with service partners;

●	competition in our industry;

●	our proposed use of proceeds; and

●	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industries in which we operate may not grow at the rate projected by market data, or at all. Failure of those industries to grow at the projected rate may have a material and adverse effect on our business and the market price of the [Class A] Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$[13.8] million, or approximately US$[17.3] million if the underwriter exercises its option to purchase additional [Class A] Ordinary Shares in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$  per [Class A] Ordinary Share, the midpoint of the estimated range of the initial public offering price shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$       per [Class A] Ordinary Share would increase (decrease) the net proceeds of this offering by US$       million, or approximately US$       million if the underwriter exercises its option to purchase additional [Class A] Ordinary Shares in full.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

○	US$7.2 million for development of technology and acquisition;

○	US$1.5 million for talent acquisition;

○	US$1.5 million for marketing;

○	US$0.8 million for corporate loan repayment; and

○	the remainder for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to the [Class A] Ordinary Shares and the Offering — We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in [short-term rolling principal protected time-deposits].

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Dividend Policy

Our board of directors (“Board”) has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We have not previously declared or paid any cash dividends and we do not have any present plan to pay any cash dividends on our [Class A] Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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Capitalization

The following table sets forth our capitalization as of December 31, 2021:

●	on an actual basis;

●	on a pro forma basis to (i) the automatic re-designation of [●] ordinary shares held by [●] into [●] [Class B] Ordinary Shares on a one-for-one basis immediately prior to the completion of this offering, and (ii) the automatic re-designation or conversion, as the case may be, of all of our remaining [●] shares into [●] [Class A] Ordinary Shares on a one-for-one basis upon the completion of this offering; and

●	on a pro forma basis to give effect to the issuance and sale of [Class A] Ordinary Shares by us in this offering at an assumed initial public offering price of US$ per [Class A] Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2021
	Actual	Pro Forma
		(unaudited)
	(US$ thousands, except for share and per share data)
Long-term borrowings:
[Interest bearing loans]	757,943	[●]
Total long-term borrowings	757,943	[●]
Shareholders’ equity/(deficit):
Ordinary shares (US$ par value; shares authorized, shares issued and outstanding on an actual basis and shares issued and outstanding on a pro forma basis)	2,474,000	[●]
Additional paid-in capital(1)	[●]	[●]
Foreign currency translation reserves	(56,980)	[●]
Retained earnings	(1,451,784)	[●]
Total shareholders’ equity (1)	965,236	[●]
Total capitalization(1)	1,723,179	[●]

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per [Class A] Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million, assuming the number of [Class A] Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

[The discussion and table above exclude exercise of any outstanding options pursuant to our share incentive plan[s] after December 31, 2021. See “Management—Share Incentive Plan[s]” for details of these awards.]

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Dilution

If you invest in our [Class A] Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per [Class A] Ordinary Share and our net tangible book value per [Class A] Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per [Class A] Ordinary Share is substantially in excess of the book value per [Class A] Ordinary Share attributable to the existing shareholders for our presently outstanding [Class A] Ordinary Share.

Our net tangible book value as of December 31, 2021 was US$0.02 million, or US$0.0078 per [Class A] Ordinary Share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per [Class A] Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$[●] per [Class A] Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2021, other than to give effect to our sale of the [Class A] Ordinary Shares offered in this offering at the assumed initial public offering price of US$[●] per [Class A] Ordinary Share, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2021 would have been US$[●] million, or US$[●] per [Class A] Ordinary Share. This represents an immediate increase in net tangible book value of US$[●] per [Class A] Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of US$[●] per [Class A] Ordinary Share to investors purchasing [Class A] Ordinary Shares in this offering. The following table illustrates such dilution:

Per [Class A] Ordinary Share
Assumed initial public offering price	US$[●]
Net tangible book value as of December 31, 2021	US$0.02 million
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$[●]
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$[●]
Amount of dilution in net tangible book value to new investors in this offering	US$[●]

A US$[●] increase (decrease) in the assumed public offering price of US$[●] per [Class A] Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$[●] million, the pro forma as adjusted net tangible book value per [Class A] Ordinary Share after giving effect to this offering by US$[●] per [Class A] Ordinary Share and the dilution in pro forma as adjusted net tangible book value per [Class A] Ordinary Share to new investors in this offering by US$[●] per [Class A] Ordinary Share, assuming no change to the number of [Class A] Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of   , 2022, the differences between existing shareholders and the new investors with respect to the number of [Class A] Ordinary Shares purchased from us, the total consideration paid and the average price per [Class A] Ordinary Share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of [Class A] Ordinary Shares does not include [Class A] Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriter.

	[Class A] Ordinary Shares Purchased			Total Consideration			Average Price Per [Class A] Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders	12	75%		US$[●]	[●]	%	US$[●]
New investors	[●]	[●]	%	US$[●]	[●]	%	US$[●]
Total	[●]	[●]	%	US$[●]	[●]	%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our [Class A] Ordinary Shares and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are [●] [Class A] Ordinary Shares issuable upon exercise of outstanding share options at a nominal exercise price. To the extent that any of these options are exercised, there will be further dilution to new investors.

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Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in Singapore, and substantially all of our assets are located in Singapore. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [●], located at [●], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Harney Westwood & Riegels Singapore LLP, our counsel as to Cayman Islands law, has advised us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive monetary judgment for a definite sum obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

(a)	the foreign court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(b)	the judgment given by the foreign court was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations;

(c)	in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the foreign court;

(d)	recognition or enforcement in the Cayman Islands would not be contrary to public policy; and

(e)	the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

CNPLaw LLP, our counsel as to Singapore law, has advised us that, a foreign judgment for a sum of money may be enforced in one of several ways, depending on where the foreign judgment is obtained. A foreign monetary judgment obtained in a competent court in the United States, including judgments relating to a violation of U.S. federal securities law, may form the basis for commencing an action in the Singapore courts to recover a debt if certain preconditions are met, including that the judgment is final and conclusive, based on the merits, not contrary to public policy, not obtained by fraud or in proceedings contrary to natural justice and the U.S. courts had jurisdiction to give that judgment. Additionally, there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. Accordingly, it may be difficult for investors to enforce against us, our directors or our officers in Singapore, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

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Corporate History and Structure

Corporate History

IMMRSIV Inc., together with its subsidiaries, LDR and LDR Technology Pte Ltd (collectively, the “Group”), is a leading, award-winning mobile technology and eLearning solution company based in Singapore. The Group now operates out of Singapore and its projects have far-reaching userbase in countries such as Sri Lanka, Israel and Malaysia.

Incorporated in 2008, the Group has established key capabilities with specialisation in location-based mobile technology, focusing on Augmented Reality (AR), Virtual Reality (VR) and Mixed Reality (MR) experiences for users in the education, training and tourism sectors.

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, immediately upon the completion of our reorganization:

Key Milestones

Year	Milestones
2008	LDR was established

2009	LDR began its business and piloted the use of location-based mobile learning to enhance outdoor learning for National Cadet Corp (a uniform group) representing 50 schools in Singapore.

2010	LDR won a Call-For-Collaboration project initiated by Info-Comms Development Authority of Singapore (IDA) Singapore to design and develop Learning-On-The-Move (LOTM), an innovative software platform with GPS & IR capabilities to help teachers in Singapore to create their own location-based trails without prior coding knowledge to enhance learning beyond the classroom.

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2011	LDR won a master contract from Ministry of Education (Singapore) to design and develop a series of curriculum-based mobile interactive heritage trails to enable students from all schools in Singapore using LOTM to learn about the rich heritage and culture of Singapore on smartphone devices.

2012	Official launch of 39 Interactive Heritage Trails (IHT) by Mr Heng Swee Keat, Minister of Education, Singapore.

2012	LOTM won Gold Award as Best Innovative Solution (eLearning) in the Asia Pacific ICT Awards 2012 securing its leadership position in the provision of location-based mobile solution using GPS & IR tech for the education sector.

2013	LDR secured base-licensing solution for the hosting and use of MOE IHT for all schools in Singapore.

2014	LDR expanded its tech solution offerings to the Training Sector by securing a multi-year Learning (elearning & M-Learning) Transformation project (LEARNet) for 6 military schools from the Ministry of Defence, Singapore.

2014	LDR won contract to design and develop a series of National Education trails to enable staff and soldiers from Singapore Armed Forces to appreciate the development story of Singapore using Smartphone devices.

2015	LDR launched Pocket-Trip, a second-generation location-based mobile authoring platform with GPS & AR tech that allows users from education and training sectors to design their own outdoor learning solutions for students and adults both in Singapore and abroad.

2015	Pocket-Trip platform won Gold Award as Best Innovative Platform (Enterprise) during the Asia Pacific ICT Award (APICTA) 2015 competition. With this, many more government agencies such as Housing Development Board (HDB), National Environmental Agencies (NEA), Sports SG in Singapore came onboard to subscribe to our tech platform to impact the community.

2016	LDR secured a grant from Singapore Tourism Board to create Locomole an experiential travel app with AR/VR and merchant discovery capability to meet the needs of fast growing number of free-independent-travelers visiting Singapore.

2017	Locomole emerged as Best Innovative Solution (Tourism and Hospitality) during the Asia Pacific ICT Award (APICTA) 2017 competition.

2018	Locomole made its first foray overseas and was launched in Sri Lanka by the John Amaratunga, Minister of Tourism, Sri Lanka. Since then, Locomole trails have found its ways to Malaysia, Philippines and Israel.

2019	Locomole received Corporate Travel App of the Year 2019 (Singapore) award.

2020	With the advent of Covid19 and international borders closure, LDR pivoted to its AR solution to include VR tours and Mixed Reality MICE to meet the changing needs of domestic and international travellers.

2021	LDR revamped Pocket Trip to become PubishAR, our 3rd generation location-based authoring platform with AR, VR and MR capabilities that enables educators/trainers, travel agencies and even travellers to be able to create and publish their own AR trails without prior coding knowledge.

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Selected Consolidated Financial Data

The following consolidated statements of comprehensive loss data for the years ended December 31, 2020 and 2021, consolidated balance sheets data as of December 31, 2020 and 2021, and consolidated statements of cash flow data for the years ended December 31, 2020 and 2021, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited condensed consolidated interim financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

The following table presents our summary consolidated statements of comprehensive profit and loss data for the periods indicated:

	For the Year Ended December 31,
	2021	2020
	US$	US$
Revenues:
Service revenues	2,592,545	1,665,867
Other revenues	107,991	66,650
Revenues	2,700,536	1,732,516
Cost of revenues	(1,275,759)	(1,208,928)
Gross profit	1,424,777	523,589
Operating expenses:
Wages and salaries	(563,488)	(414,936)
Director’s remuneration	(114,639)	(103,016)
Employer’s CPF	(95,012)	(65,833)
Amortisation	(65,507)	(54,684)
General and administrative expenses	(283,935)	(196,107)
Total operating expenses	(1,122,582)	(834,577)
Other operating income, net	158,100	189,960
Gains/(Losses) from operations	460,295	(121,028)
Interest income	195	211
Foreign exchange (losses)/gains	-	-
Investment income	-	-
Gains/(Losses) before income tax expenses	460,489	(120,817)
Income tax expenses	-	-
Net Gain/(Loss)	460,489	(120,817)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	(14,000)	6,795
Profit / (Loss) after tax, representing total comprehensive income / (loss) for the year	446,489	(114,022)
Basic and diluted earnings (loss) per ordinary share	0.15	(0.04)
Weighted average number of common shares outstanding - Basic and diluted	2,906,666	2,906,666

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The following table presents our summary consolidated balance sheet data as of the dates indicated:

	As of December 31
	2021	2020
	US$	US$
ASSETS
Current assets:
Trade and other receivables	538,510	575,814
Amount due from related party	4,641	-
Cash and cash equivalents	547,876	25,212
Total current assets	1,091,027	601,026
Non-current assets:
Property and equipment, net	102,299	55,665
Intangible assets - Software development cost	942,583	638,486
Total non-current assets	1,044,882	694,151
Total assets	2,135,909	1,295,177
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Loan from shareholder	-	114,486
Short term bank borrowings	92,794	-
Lease liability	29,339	22,593
Trade and other payables	313,784	295,947
Deferred revenue	17,160	5,532
Total current liabilities	453,077	438,558
Non-current liabilities:
Loan from shareholder	327,735	337,872
Long-term bank borrowings	337,415	-
Lease liability	52,446	-
Total non-current liabilities	717,596	337,872
Total liabilities	1,170,673	776,430
Shareholders’ (deficit) equity:
Paid up share capital	2,474,000	2,474,000
Translation reserves	(56,980)	(42,980)
Accumulated deficit	(1,451,784)	(1,912,273)
Total shareholders’ surplus/(deficit) equity	965,236	518,747
Total liabilities, mezzanine equity and shareholders’ surplus/(deficit) equity	2,135,909	1,295,177

The following table presents our summary consolidated cash flow data for the periods indicated:

	For the Year Ended
	December 31,
	2021	2020
	US$	US$
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	635,675	172,848
Net cash provided by/(used in) investing activities	(393,046)	(404,380)
Net cash provided by financing activities	283,605	78,711
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,569)	(3,160)
Net increase/(decrease) in cash, cash equivalents and restricted cash	526,234	(152,821)
Cash, cash equivalents and restricted cash at the beginning of period	25,212	181,192
Cash, cash equivalents and restricted cash at the end of period	547,876	25,212

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. The operating results in any period are not necessarily indicative of results that may be expected for any further period. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a multiple award-winning, leading Southeast Asia education and training software company, based in Singapore that specialize in geospatial-based immersive media solutions, with a strong focus on education, training, and tourism. Founded 15 years ago to lead the transformation of learning, we have been creating eLearning, mobile learning, and location-based mobile experiential app with AR/VR/MR interactions in the region for more than 12 years. In 2014, as part of our strategy to enable trainers and educators to leverage immersive and interactive content, we created our first proprietary award-winning web-based mobile authoring platform that empowers content owners to create, design, and publish their own interactive learning trails, contextualized to the location to enhance experiential knowledge, triggered by advance technologies such as GPS, Image Recognition, Augmented Reality and Beacons.

We generate revenues from (i) eLearning and mobile digital transformation technology solutions, and (ii) provision of professional and other products and services. We have achieved significant scale and growth since our founding. Our total revenue increased by 55.9% from US$1.7 million in 2020 to US$2.7 million in 2021. As we grew our businesses and successfully controlled costs, our gross profit increased by 172.1% from US$0.5 million in 2020 to US$1.4 million in 2021.

Major Factors Affecting Our Results of Operations

We believe that the major factors affecting the results of our operations include the following.

Our ability to expand our customer base

As we seek to be the one of the largest Asian subscription-based platforms for travel, training and education app equipped with AR/VR/MR content, our go-to-market strategies to enable new experiences with a focus on Asia Pacific, in travel, and enhancement to education using innovative technology would depend on our ability to:

(a) innovate new technology and create new customer positions in enterprise and consumer market segments,

(b) leverage on social media as a standard customer service tool,

(c) accurate and timely collection of Customer data to drive business decisions,

(d) differentiate our products with customer success,

(e) make self-service a norm in our products,

(f) use blockchain technology in the new age of ecommerce,

(g) develop an omni-channel service experience to include social media as the single front-end for customers,

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(h) innovate and improve our product offerings relevant to the evolving needs of customers,

(i) roll-out with partners in Asia Pacific region and develop customer value in our product and solutions.

Our business is expected to grow and go through life cycles of start-up, growth or scale-up, maturity, and exit.

Our ability to expand our customer base at this re-start-up phase depends largely on:

(a) Building sustainable growth path and reap the benefits of expanding a business with:

●	the right products and/or services are increasingly in demand.
●	recurring profits have been strong for several years.
●	keeping costs under control consistently.
●	access and have the available resources (financial, personnel, materials).
●	the right external investors

(b) Building business model that constantly:

●	attract new customers in new markets or with new products and services.
●	builds large and diverse customer base to insulate against over-reliance on a single or few key customers.
●	creates economies of scale by expanding a business and spreading the risks and reducing the negative impact of one product or one poor decision.
●	operate in multiple markets or product areas allows us to spread the cost of doing business across more markets or customers and lowers the cost of doing business on a per-customer basis.
●	amortise costs by selling in bulk or reduce customer acquisition costs and marketing expenses by spreading the cost of promotion over larger sales.
●	increasing market influence by expanding a business influence in deal size and influencing market pricing.
●	diversifying to increase protection through entering new markets or introducing new products and services to mitigate exposure to market changes, and rely on other income streams.

(c) Building operations through financial and risk stewardship to minimise:

●	shortage of cash and limit the need to borrow money to buy new premises or equipment to expand.
●	increased capital requirements by carefully hiring and expanding business that requires a larger workforce, more facilities or equipment, and often more investment.
●	loss of control by avoidance of delegating more management duties or dividing workloads between different locations which can lead to compromised quality and lower staff morale, resulting in higher staff turnover, which in turn can damage our customer relationships.
●	compromised productivity and quality due to lack of resources where management, staff and machines may not be able to keep up with the excess workload due to expansion.

Our ability to innovate and enhance the technological capabilities of our platforms

We define technological enhancement as innovation and capabilities are the “imaginations” of our Management and employees, and the “voice” of the customer.

Our New Business, key engine to drive growth phase and future rapid sales growth. focuses on PublishAR and Locomole Cloud platform business solutions to serve clients was based on market surveys where consumers’ voices were the start-point of the platform and customer platform design.

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Our platform is designed in distinct modules, and their value is based on how effectively the modules work together. We recognise that criticality of making all IT components work together seamlessly for the mass adoption in the travel and tourism, education and training segments, we will also focus on individual solutions projects that forms most part of our legacy business and income stream. While we understand the need to be well coordinated, we envisage acquiring talent and developing new capabilities with new resources to lead and manage across our platforms depends to:

●	make the right strategic and resource allocation decisions to address the market segments,
●	implement high standards for stability, scalability, security, speed and interoperability in the platforms,
●	project manage, integrate and execute integral programs that cut across the modules and platforms.
●	fund-raise and manage the resources in good stewardship to enhance technological capabilities and system improvements with delivering exemplary customer experience as our end goal
●	deliver the customer experience at the optimal level in terms of market timeliness and readiness
●	keep up to date with market changes and knowledge in order

We strive to create an innovative culture as part of our DNA. We advocate innovation from “within” and “through” our Digital Content Platform: with main focus on business model innovation and develop innovative digital native platforms with constant technology enhancement to create new customer experiences.

Our commitment is one of the most important success factors in innovation management. To lend full corporate management support, to encourage the application of the innovation process. This is to reinforce the necessary support culture for innovations that would be happening within the day-to-day business with the support, time and budgets to fuel for the success of innovation, which is achieved from top down, commitment to innovation.

(a) Building an innovative culture in our DNA

Our aim is to build internal capabilities and instill elements of innovation management and to constantly develop and optimize them with the objectives of increasing innovation capacity and innovation performance. We would focus on innovation with the following in our work culture:

●	Developing corporate foresight and understanding industry trends
●	Management of the innovation strategy
●	Constant brainstorming and scouting for ideas and talents
●	Refining innovation strategy into development process, encouraging ownership and agile project management
●	Creating an innovation culture
●	Supporting and reward innovative processes, through knowledge management and management of our intellectual properties

(b) Understanding strategic directions and evolving with change

As the metaverse and web 3.0 evolves constantly, with a culture in place, the innovation strategy must be defined on the basis of future industry trends, market opportunities, risks mitigation and overcoming challenges through a well-executed corporate strategy by asking constantly the relevant questions:

●	What is the contribution of innovation to corporate strategy?
●	What is the purpose of innovation and what do we want to achieve in the future?
●	What are our future topics and search fields?

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Based on the answers and knowledge of the industry and market, our technological innovation vision is our strategy and the innovation roadmap. These elements define the basis of all our technological innovation activities, from ideation, development of products, and the critical prioritization of innovation projects and decisions in projects with limited resources and talent through activities that:

●	interplay the Company’s value proposition, always an integral part of the eco-system and the value chain structure, and generate revenue streams for enterprise and consumer customers, working closely with our suppliers and customers network to deliver the right product, while maintaining our cost structure and sustaining competition strategy to create the desired outcome and innovations for technological advancement of the platform.
●	Raises employee awareness of innovation.
●	Motivates employee through incentives for promoting innovation.
●	Empower employees for innovation, through training courses on creativity and the innovation process.
●	Active involvement of employees, e. g. through innovation competitions.
●	Creation of spaces and structures for innovation, e. g. flat hierarchies, freedom and resources.

(c) Collaboration to innovate

We recognise that innovation culture is only practical when we practice it through cooperation in innovation processes and projects. Innovations commonly happen in interdisciplinary teams and during the cooperation of cross-department employees. By aligning all goals, everyone is able come together and pursue a common objective.

While avoiding different demands lead to silos, lack of cooperation and support or problems at the interfaces, which in the end can seriously slow down an innovation project or even cause it to fail.

For this reason, we place great emphasis on the fact that all employees must pursue a common goal - on the one hand in terms of innovation vision and, on the other hand, in the individual projects. Everyone must have the common, great goal in mind and focus their energies on it. Only in this way can all innovation potentials be used productively and facilitate the success of innovation.

Our ability to expand our application fields

With AR/VR/MR technology is revolutionizing the digital experience and products, combining complex systems that integrates hardware, sensors, data storage, microprocessors, software, and connectivity with the backbone of a well-developed source code that connects all the application fields into a customer experience.

These “smart and connected products and solutions” made possible by far innovation in processing power and device miniaturization and by the high-speed connectivity network a conjured a new era of internet experience competition.

As our product and solution is part of these smart and connected products ecosystem offering exponentially growth opportunities for the new post-pandemic functionality, much higher network and product stability utilization, and capabilities that would transcend traditional product and experience boundaries. The changing nature of products and solutions in these industries are disrupting value chains, constantly reminding us to rethink and retool in every aspect of our businesses in order to expand our product offerings, stay relevant and reliable to the market and customers.

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Our ability to offer new services and cultivate relationships with our business partners

We have strategic plans and are in the process of creating, developing, acquiring new technology products and services, as well as improving existing ones, subject to uncertainty of market adoption, we envisage our market position and operating results could suffer if we fail to anticipate customers’ quickly changing demands and expectations. In order for us to ascertain our predictions which should accurately reflect customer demand for our products and services, we must make long-term investments, develop, acquire, or obtain relevant intellectual property, and commit significant resources.

If we fail to acquire customer centric data-driven “voice of customers” and “voice of partners”, and to understand and anticipate customer needs, our new products and services may fail, and our revenues and earnings may suffer. Furthermore, any delay in the development, acquisition, marketing, or launch of a new offering or enhancement to an existing offering could cause customer attrition or limit our ability to attract new customers, resulting in a drop in revenue or profitability.

The quality and reliability of our product offerings is the also key to our ability to maintain a trusted partner and source of products and solutions for travel and education. Managing social and negative customer reviews and publicity regarding us, is crucial, whether actual, alleged or perceived issues regarding the Company or our product offerings would help us to gain insights to customers’ needs and market developments.

We have entered into partnership agreements with industry partners to redistribute our product and solutions launched in certain Asia Pacific countries or working through other local partners. Although we monitor these partners closely, we do not have control on the market acceptance of our product offerings and control agency representations are enforced. With the current economic conditions, we adopt a cautious approach and not to over commit resources which may adversely affect our sustainability and cashflows.

Our customers use our product to achieve key business objectives such as driving site traffic, increasing viewer engagement on their sites, increasing conversion rates for transactions, increasing brand awareness and expanding their audiences. We provide our customers with digital content advertising features such as tools for ad insertions and built-in ad server and network integrations, which help our customers generate advertising revenue from their audience. We believe our customers view us as a strategic partner in part because our business model is not dependent on building our own audience or generating our own advertising revenue. Our business interests align with our customers’ interests as we each benefit from the success of our customers’ online strategy.

Failure to anticipate customer requirements, to retain and acquire new partners and customers, and protect our brand may adversely impact our credibility as a trusted partner.

Our ability to optimize pricing and revenue mix for our services to drive our gross margins and profitability

Pricing in the general software industry constantly changes as the industry grows, develops and matures in business life cycles. Our revenue and monetisation strategy considers all critical factors such as customer retention, price optimization, licensing and subscription models. We focus on long-term success that are strategic in nature and on the path of introducing consumer experience digital mobile as a product for mass adoption in anticipation of market reopening as our value-add to exceptional customer experience.

As we adopt a re-startup acceleration strategy, we still focus on financial planning to increase and measure return on investment (ROI) and review regularly whether we are achieving our financial goals. Our software pricing models, and pricing strategies aim to be proficient in support of market penetration success weighted against financial planning.

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In the current volatile market conditions, we believe a successful software or SaaS business must consider the following in order to achieve operational results:

●	Focus on Revenue Growth
●	Cater to a wide audience and buyers with unique requirements
●	Optimize monetization models with partners and packaging models to spur mass adoption
●	Build lasting relationships with partner and channels
●	New product launch strategy
●	Value-based customer segmentation

Key Components of Our Results of Operations

Revenues

We generate revenues from (i) eLearning and mobile digital transformation technology solutions (the “Services”), (ii) provision of professional and other products and services (the “Others”). The following table sets forth our total revenues for the periods presented:

	For the Year Ended December 31,
	2021	2020
	US$	US$
Revenues:
Services	2,592,545	1,665,867
Others	107,991	66,650
Total revenues	2,700,536	1,732,516

Services revenue

We generate revenue principally through the sale of services and for the use of our software products and solutions. In 2020 and 2021, over 90% of our revenue was contributed by government agencies.

Professional services and other revenue

We generate professional services and other revenue from sale of professional services which primarily consist of development services, curriculum design services and project implementation services.

	For the Year Ended December 31,
	2021	2020
	US$	US$
Other income:
Interest income	195	211
Government grant – Jobs Support Scheme	18,193	116,030
Government grant – Jobs Growth Incentive	45,411	4,174
Government grant – Rent Concession	2,848	2,094
Government grant – Foreign Worker Levy	-	4,877
Government grant – Professional Conversion Programmes	43,015	38,883
Government grant – STB Marketing Partnership Programmes	20,090	-
Government grant – Skills Future Singapore	6,094	87
Government grant – Wage Credit Scheme	16,559	16,645
Government grant – Childcare leave/NS Pay	3,758	6,134
Government grant – Others	2,131	1,036
Total other income	158,294	190,171

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Cost of Revenues

The following table sets forth our cost of revenue in absolute amount and as a percentage of our total revenues for the periods presented:

	For the Year Ended December 31,
	2021		2020
	US$	%	US$	%
Cost of revenues:
Operation-related costs	(19,603)	0	(41,935)	(2)
Personnel-related costs	(1,256,156)	(47)	(1,166,992)	(67)
Total cost of revenues	(1,275,759)	(47)	(1,208,928)	(70)

Cost of revenues consists of cost of revenues and cost of professional services and other revenues. Cost of revenues consists primarily of (i) operation-related costs that are incurred in connection with the set-up, operation and maintenance of our key enterprise account services and technology delivery, IT infrastructure, such as depreciation expenses of servers and other hardware equipment, internet data center lease expenses and third-party cloud infrastructure expenses, and (ii) personnel-related costs associated with the customer care and support services. Cost of professional services and other revenue consists primarily of personnel-related costs and third-party procurement costs in connection with the provision of such services.

Operating Expenses

Operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table sets forth our operating expenses in absolute amount and as a percentage of our total revenue for the periods presented:

	For the Year Ended December 31,
	2021		2020
	US$	%	US$	%
Operating expenses:
Wages and salaries	(563,488)	(21)	(414,936)	(24)
Director’s remuneration	(114,639)	(4)	(103,016)	(6)
Employer’s CPF	(95,012)	(4)	(65,833)	(4)
Amortisation	(65,507)	(2)	(54,684)	(3)
General and administrative expenses	(283,935)	(11)	(196,107)	(11)
Total operating expenses	(1,122,582)	(42)	(834,577)	(48)

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Research and development expenses

Research and development expenses consist primarily of personnel-related expenses associated with our research and development staff, including salaries, benefits and bonuses. We expect our research and development expenses to increase in absolute amount as we continue to develop new technologies, products and solutions.

Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) expenses for online and offline marketing activities to raise our brand recognition and promote our products, and (ii) personnel-related expenses associated with our sales and marketing staff, including salaries, benefits and bonuses. We expect our sales and marketing expenses to increase in absolute amount as we continue to grow our business. However, we expect that our sales and marketing expenses will decrease as a percentage of our revenue over time along with the continued increase in revenue contribution from existing customers.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, facilities, and administrative personnel, including salaries, benefits, bonuses and share-based compensation. General and administrative expenses also include external legal, accounting, and other professional services fees, depreciation expenses for hardware and software dedicated for use by our general and administrative functions, and other corporate expenses. Following the closing of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to public companies, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expenses will increase in absolute amount as our business grows but will decrease as a percentage of our revenues over time.

Other Operating Income

Other operating income consists primarily of government subsidies and tax benefit.

Others

Other items primarily consist of interest income, the effect of exchange rates on our foreign currency-denominated assets, and investment income.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains.

Singapore

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% and goods and services tax of 7% in 2020 and 2021.

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Critical Accounting Policies

General

LDR Pte. Ltd. (the “Company”) is incorporated and domiciled in Singapore with its registered office and principal place of business at 1004 Toa Payoh North, #04-12, Singapore 318995.

The principal activities of the Company are those of development of software for interactive digital media (except games) and travel agencies and tour operators (mainly inbound).

Summary of significant accounting policies

The preparation of condensed financial statements and related disclosures in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.

The following are the critical judgments, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

Revenue recognition

The Company derives its revenues from two main sources: software as-a-service mobile and platform application (“SaaS”); and professional services revenue, such as services such as project management, training programme and content development.

The Company may in the near future offer mixed services or bundled SaaS products, which require an estimate of the stand-alone selling price (“SSP”) of separate components. These assessments require judgment by management to determine if there are separately identifiable performance obligations as well as cost allocate to determine the total price among the performance obligations. In concluding whether performance obligations are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or product is sold separately by the Company in the normal course of business or whether the customer could purchase the service or product separately.

Trade and other receivables

The recognition of trade and other receivables and loss allowances requires the Company to assess credit risk and collectability. The Company considers historical trends and any available information indicating a customer could be experiencing liquidity or going concern problems and the status of any contractual or legal disputes with customers in performing this assessment. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. including the potential impact of COVID-19 pandemic.

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Income taxes

The Company computes an income tax provision in each of the tax jurisdictions in which it operates. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets against future taxable income based on an assessment of the ability to use the underlying future tax deductions before they expire.

Functional currency

The Company uses judgment in determining the functional currency for each entity within the consolidated group. The functional currency is determined based on an evaluation of the currency of each respective entities’ primary economic environment. This requires an evaluation of the currency that primarily influences selling prices and the currency which mainly influences expenses and cash outflows. The Company has taken these factors into account when determining the functional currency for each entity in the consolidated group.

Comparative figures

Certain comparative amounts have been reclassified to conform to current period presentation.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right of control for the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset (“ROU asset”) and a lease liability at the lease commencement date, which is the date the leased asset is available for use. The ROU asset primarily related to office leases and is initially measured based on the initial amount of the lease liability. The lease liabilities include the net present value of the following lease payments:

●	fixed payments (including any in-substance fixed payments, less any lease incentives receivable); and

●	payments for penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The ROU assets are depreciated to the earlier of the end of useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits.

Intangible assets

The Company’s intangible assets relate to internal-use software development costs or acquired identifiable intangible assets, mainly software technology. Intangible assets are measured on initial recognition at cost.

Certain costs incurred in connection with the development of internal-use software are capitalized at the preliminary stage to that of SaaS application development.

●	Technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

●	Intention to complete and its ability and intention to use or sell the asset;

●	The asset will generate future economic benefits; and

●	The ability to measure reliably the expenditure during development.

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The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with a finite life are amortized over the estimated useful life. Intangible assets are amortized on a straight-line basis as follows:

Software technologies five years.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended December 31,
	2021	2020
	US$	US$

Revenues:
Service revenues	2,592,545	1,665,867
Other revenues	107,991	66,650
Total revenues	2,700,536	1,732,516
Cost of revenues	(1,275,759)	(1,208,928)
Gross profit	1,424,777	523,589
Operating expenses:
Wages and salaries	(563,488)	(414,936)
Director’s remuneration	(114,639)	(103,016)
Employer’s CPF	(95,012)	(65,833)
Amortisation	(65,507)	(54,684)
General and administrative expenses	(283,935)	(196,107)
Total operating expenses	(1,122,582)	(834,577)
Other operating income, net	158,100	189,960
Gains/(Losses) from operations	460,295	(121,028)
Interest income	195	211
Foreign exchange (losses)/gains	-	-
Investment income	-	-
Gains/(Losses) before income tax expenses	460,489	(120,817)
Income tax expenses	—	—
Net Gain/(Loss)	460,489	(120,817)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	(14,000)	6,795
Profit / (Loss) after tax, representing total comprehensive income / (loss) for the year	446,489	(114,022)
Basic and diluted earnings (loss) per ordinary share	0.15	(0.04)
Weighted average number of common shares outstanding - Basic and diluted	2,906,666	2,906,666

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Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Services

Our total revenue increased by 55.9% from US$1.7 million in 2020 to US$2.7 million in 2021, primarily because contract revenue from the major customer.

Others

Our net other operating income decreased by 16.8% from US$0.16 million in 2020 to US$0.19 million in 2021, primarily because these government related grants were subjected to government policies and disbursement eligibility that was closely linked to the Covid-19 situation where subsidies reduces with the reopening of the economy.

Cost of Revenues

We recorded relatively stable cost of revenues in 2020 and 2021, which remained about US$1.2 million in 2020 and 2021, respectively, it is stable due to fixed operating overheads and content development costs were determined during start of the contractual period.

Operation-related costs

Our cost of revenues for operation-related costs decreased by 53.3% from US$0.04 million in 2020 to US$ 0.02 million in 2021 it is stable due to fixed operating overheads and content development costs were determined during start of the contractual period.

Personnel-related costs

Our cost of revenues for personnel-related costs increased by 7.6% from US$1.2 million in 2020 to US$1.3million in 2021 primarily because increase employment expenses and Covid-19 loan interest expenses.

Operating Expenses

Our total operating expenses increased by 34.5% from US$0.8 million in 2020 to US$1.1 million) in 2021 primarily mainly due to increase employment expenses and Covid-19 loan interest expenses.

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Gains/(Losses) from operations

We recorded losses from operations of US$0.1 million in 2020 and gains from operations of US$0.5 million in 2021, primarily because of increase in employment expenses and amortization of assets.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities and bank borrowings. Our principal uses of cash for 2020 and 2021 were for operating activities, primarily including cost of revenue and operating expenses. As of December 31, 2020 and 2021, we had cash, cash equivalents and restricted cash of US$0.03 and US$0.5 million respectively.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table presents our summary consolidated cash flow data for the periods indicated:

	For the Year Ended
	December 31,
	2021	2020
	US$	US$

Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	635,675	172,848
Net cash provided by/(used in) investing activities	(393,046)	(404,380)
Net cash provided by financing activities	283,605	78,711
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,569)	(3,160)
Net increase/(decrease) in cash, cash equivalents and restricted cash	526,234	(152,821)
Cash, cash equivalents and restricted cash at the beginning of period	25,212	181,192
Cash, cash equivalents and restricted cash at the end of period	547,876	25,212

Operating Activities

Net cash provided by operating activities in 2021 was US$0.6 million. This is primarily due to increase in revenue and net profit.

Net cash provided by operating activities in 2020 was US$0.2 million.

Investing Activities

Net cash used in investing activities in 2020 and 2021 was US$0.4 million, primarily attributable to software development costs.

Financing Activities

Net cash provided by financing activities in 2021 was US$0.3 million, primarily attributable to Covid-19 loans obtained from banks.

Net cash provided by financing activities in 2020 was US$0.08 million, primarily attributable to loan from Director.

Contractual Obligations and Commitments

We have a non-cancelable operating lease for our office premises.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk is the risk that changes in market prices, such as interest rates will affect our income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. Our market risk exposure is primarily the result of fluctuations in interest rates.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Our exposure to interest rate risk arises primarily from loan from shareholders and lease liability.

We do not expect any significant effect on our profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year.

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Business

OUR MISSION

We seek to extend an immersive experience to how we learn, work, live, socialize and play.

OVERVIEW

We are a multiple award-winning, leading Southeast Asia education and training software company, based in Singapore that specializes in geospatial-based immersive media solutions, with a strong focus on education, training, and tourism. Since our inception in 2007, we have been dedicated to leading the transformation of learning, creating eLearning, mobile learning, and experiential app using AR/VR/MR solutions in Southeast Asia. In 2014, as part of our strategies to enable trainers and educators to leverage immersive and interactive content, we created our first proprietary award-winning web-based mobile authoring platform that empowers content owners to create, design, and publish their own interactive learning trails, contextualized to the location to enhance experiential knowledge, triggered by advance technologies such as GPS, Image Recognition, Augmented Reality and Beacons.

This authoring and publishing platform has evolved into PublishAR, and the experiential app evolved three generations later into LearnAR for education and training industry today, and we created our flagship Travel-Tech mobile app LocoMole, which is also an award-winning augmented reality enabled digital, experiential travel guide designed to meet the needs of the fast-growing numbers of free-independent-travelers and domestic travelers globally.

We seek to be one of the largest Asian subscription-based platforms for travel, training and education app equipped with AR/VR/MR content. We are enabling new experiences with a focus on Asia Pacific, in travel, and enhancement to education using innovative technology. Our various platforms empower the creation, sharing and implementation of experience, training and education, transforming how we live, work, learn, socialize and play. With the evolution of the metaverse concept, mass adoption of blockchain technology, the progressive shift to decentralization, and the rise of token-based economics, we are also developing and acquiring new competencies to integrate extended reality with the advent of Web 3.0.

Besides building on our legacy businesses in service-led training, education, and travel attractions discovery solutions, we are also expanding quickly into content creation software platform. With our core competencies in training, learning and discovery content development, and the technological know-how to develop immersive learning solutions and applications, we believe we will be scaling both organically and inorganically (through mergers and acquisitions) to capture the opportunities of the high growth segments in Asia Pacific XR Web 3.0 market. We will be developing and acquiring new XR Web 3.0 technologies and capabilities to build a more comprehensive metaverse ready immersive solution portfolio for various business-to-business and business-to-consumer sectors especially in travel, education and creator driven economy. Synergies from operational and go-to-market efficiencies will propel our reach to the other available market opportunities.

OUR MARKET OPPORTUNITIES

Even though AR has been around for more than 50 years, the technologies supporting meaningful AR application have only begun maturing in recent years. The pandemic was an important trigger point to accelerate the exponential adoption of AR/VR, as organizations sought more immersive and experiential ways to engage their audience. The pandemic has also driven the meteoric rise of the metaverse concept. With more than 12 years of designing and deploying immersive and interactive solutions, the Company is positioned to ride on these major global trends.

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Metaverse, which had become a buzzword since 2021, is described in a Bloomberg Intelligence report in December 2021 as the next big technology platform, estimated to be a nearly $800 billion market opportunity. We recognize metaverse as a seamless unification of the physical and digital experiences, creating endless virtual communities where people can choose their own experiences to socialize, work, invest, create, play, enjoy, transact, and monetize. With the metaverse still in the early stage of evolution, no all-encompassing definition could describe the themes of what the metaverse is and could be developing. We believe there is no single virtual world, but many worlds connected by experiences, which are taking shape to enable people to deepen and extend social and physical interactions digitally by providing an immersive, three-dimensional layer to the web 3.0, creating more authentic and natural experiences. With the rapid 5G network adoption in Asia and 5G-ready devices entering most mobile device consumer markets, we believe the metaverse is promising due to its accessibility from the comfort of every home and location, breaking down boundaries and democratizing access to key goods, services, and experiences. Gartner believes that the metaverse is persistent, providing enhanced immersive experiences, as well as device independent and accessible through any type of device, from tablets to head-mounted displays. Gartner predicts by 2026, 25% of people will spend at least one hour a day in the metaverse for work, shopping, education, social and/or entertainment. Gartner expects it to have a virtual economy enabled by digital currencies and nonfungible tokens (NFTs). The metaverse will impact every business that consumers interact with every day.

While many are still debating about how it will evolve, and there is no single definition of the metaverse yet, we know for certain many major technology companies like Apple, Lenovo, Meta, Alphabet have made significant progress in developing AR/VR/XR technologies and solutions, along with thousands of smaller AR/VR pure plays technology firms. The significant technological progress has resulted in rapid development in the AR/VR/XR collaboration and the rise of the metaverse ecosystem, accelerating the adoption of immersive media technologies for living, working, learning, playing, and socializing. As extended reality becomes more pervasive and progressively enters our daily lives to create the immersive experience to blend the physical and virtual domain seamlessly, we are witnessing a paradigm shift into the next iteration of internet, which many term it as the metaverse, that will likely redefine the world of technology and human interaction, where we can expect it to be real-time, continuous, meshing three dimensional objects and virtual environment with the physical world. Bloomberg viewed the metaverse as social, persistent, shared, virtual 3D worlds, and the convergence of the physical and digital realms in the next evolution of the internet and social networks using real-time 3D software. Despite it will take many more years to see a unified and/or fully inter-operatable metaverse, AR/VR/XR, previously only imagined in science fiction, is now shaping up into a daily reality in the current iteration of an immersive world of the metaverses. Metaverse is brought to life through technologies in 3-dimension (3D) computers and devices, generating images (virtual reality) and AR (augmented reality), which overlays or simulates the real-world surroundings through a computer-generated image over the user’s view.

While metaverse can evolve in a Web 2.0 (centralized environment), it is often associated with the evolution of Web 3.0, where the future iteration of internet would be based on decentralized platforms, with blockchain technology serving as the backbone, using artificial intelligence and machine learning to create the intelligent Web. Blockchain technology emergence, along with the recent years’ rise of blockchain application and use cases have brought forward the benefits of greater openness of internet, along with cryptography security to create a safer and faster mode of transactions, time-stamped recorded in a distributed, decentralized ledger. The future iteration of metaverses will be enhanced by the blockchain technology, where token economics, already prevalent today, will embrace the continued growth of the creator economy from a mostly centrally controlled Web 2.0 to a mostly decentralized Web 3.0.

We at IMMRSIV, are already part of the metaverse AR/VR/XR ecosystem within the Asia Pacific, especially in the education, training, and tourism sectors for immersive solutions. According to Statista, the global augmented reality (AR), virtual reality (VR), and mixed reality (MR) market reached $28 billion in 2021, rising to over $250 billion by 2028. According to a report published by MarketsandMarkets in Jun 2022, the AR/VR market is projected to grow from $37.0 billion in 2022 to $114.5 billion by 2027 at a CAGR of 25.3%. A 2021 market study by Technavio reported that Asia Pacific will register the highest growth rate of 34% among the other regions, in the augmented reality (AR) and virtual reality (VR) market. We believe that we are well-positioned to capture a slice of the fast-growing AR/VR metaverse mega-market opportunity in the Asia Pacific with our expertise and solution in AR/VR technology. The report by MarketsandMarkets stated that the key factors fueling the growth of the AR/VR market include increasing application of AR devices in healthcare, increasing demand of AR in retail and e-commerce post pandemic, rising investments in AR and VR market, partnerships between telecom players and AR manufacturers to reduce latency to imperceptible levels, rise in demand for AR in architecture, increasing demand for VR in training and education, high growth of AR and VR in travel, tourism and enterprise applications.

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OUR STRENGTHS

Continuous Innovation

We through our subsidiary, LDR Pte. Ltd, based in Singapore, have a strong history of developing innovative training and learning solutions for hundreds of organizations in the South-east Asia region for the past 15 years. We have won multiple regional awards for innovation in immersive media category, and our solutions have been endorsed and launched by Education and Tourism Ministries across South and South-East Asia. Our experiential app and platform are now in the 3rd generation, and we are already embarking on developing the 4th generation of our app, that will integrate with Web 3.0 capabilities. More on our technology overview is found in the Solution Overview section.

As a leading solution provider for mobile, experiential learning with an Asian focus for more than a decade, a highly experienced senior management team with in-depth knowledge of Asia Pacific market, a diversity of talent pool across multiple countries, from Boomer II to Gen Z, and a growing immersive media technology team, we are confident that we will realizes our vision to become one of Asia’s leading open platform for metaverse eco-system of creators and consumers. An intentional amalgamation of new technologies has enabled our suite of self-service SaaS offerings, to serve the growing creator economy in the field of training, education, and tourism, where immersive experience will transform their users’ engagement. While our technologies continuing to evolve in this vision of the metaverse, Augmented Reality (AR) content and virtual reality (VR) content markets have become more assessable, cheaper and more powerful, improving the immersive experience in education, travel and combination of physical and digital worlds.

Domain Knowledge and Strong Client Relationships

We served long-term clients in the training and education sectors with our service-led software solutions, and we will continue to grow these clients which we have built strong relationships. Our in-depth domain knowledge of their training needs, having co-developed some of the training pedagogies, and delivering more than 850 courseware using our platform are some of our strategic advantages that have positioned us to win contracts for the past 15 years. In the last four years, we have developed domain knowledge for the tourism sectors creating travel content with immersive experiences. We have developed travel contents and are continuously developing experiential trails for a thousand top attractions across hundred Asian cities.

First Mover Advantage

In the travel and tourism sector, we are one of the first players in creating immersive travel experiences for the smartphone generation of tech savvy free-independent travelers with our award winning Locomole App. Named Travel App of the year in 2019 at the Corporate Travel Awards (Asia), we are the leading AR experiential travel app, which was ready to benefit from the new travel trend, but COVID-19 delayed the mass adoption in our regional markets. We are well-placed to leverage our first mover advantage to with the gradual opening of the borders, and welcoming visitors travelling across Asia. We are also Singapore’s first and Southeast Asia’s unique leading platform for users without programming knowledge to create their own immersive content with XR experience, combined with established location-based technologies, 3-Dimensional (3D) objects, 360 view images, image recognition to create immersive AR/VR/MR elements and experiences to complement the extremely fast growing metaverse eco-system.

Technology Partnerships

Since 2015, we have partnered with the Agency for Science, Technology and Research (A*STAR) Singapore, a top scientific breakthroughs and cutting-edge research institute from Asia, as well as with Fraunhofer Singapore, a not-for-profit research centre founded by Fraunhofer-Gesellschaft, Germany to collaborate on the use of image recognition (IR) and augmented reality (AR) solution to enhance users experience in the education training and tourism sectors. In June 2022, we are officially the first technology partner of, and a value-added reseller with BytePlus, a subsidiary of ByteDance (creator of TikTok), forming a new division that will sell its AI-powered technologies to businesses in Asia-Pacific. With this collaboration on the emerging technologies, products, and services – the Company has access to developed software that automates the translation of text and speech, computer vision to detect the movement of a body part, as well as data management tools with application for the travel sector. We have also started the discussion on exploring technology collaboration with Nanyang Technological University’s leading researchers in field of XR technologies, including the Centre for Augmented and Virtual Reality (CAVR).

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Management Team, Technology Talents, and International Experience

We have started to attract talents to join our team and will be investing aggressively into continuous R&D with renown thought-leaders, leading institutions, and young talents in these fields. We have put in place some of the best talents to work on our mission to be Asia Pacific leading XR Web 3.0 solutions for education, training and tourism. Our leadership team comprise of software industry veterans, along with tourism and training industry veterans, with a deeply engrained belief that the key to developing Extended Reality solutions to serve our focus sectors is paramount to the company growth, while fostering a culture of innovation in creating immersive learning and discovery experiences for those in and those visiting fast growing Asia Pacific region. Our diverse talents, based mainly in Singapore, comprise of senior management and mid management team that have lived and worked in North America, Europe, China, Australia, India, and Malaysia, with vast international working experience, especially in Asia Pacific.

OUR STRATEGIES

As we embark on this path to achieve our mission, we have three strategic goals.

Strategic Goal #1: Be Asia’s Leading XR Web 3.0 Company

Strategic Goal #2: Increase Shareholder Value

Strategic Goal #3: Deliver Social Impact through Technology

We aim to become an Asia leading XR and Web 3.0 enabling company, participating in the ecosystem of the evolving metaverse, with our technology and strong understanding of the Asia Pacific landscape. Augmented Reality, Virtual Reality, Extended Reality, Metaverse, Web 3.0 are all poised for high growth in the next few years. The opportunities are immense, and the market growth has been accelerated by the perfect storm of technology adoption by users due to the COVID-19 pandemic, complementary technological readiness such AR, VR, 5G and Blockchain, and technology investments by major technology companies to accelerate the evolution of metaverse. 21st Century is viewed by many, as the Asia Pacific Century. In 2022, four of the five most populous nations are in Asia, by 2024, according to Statista (using World Bank and IMF Sources) it is projected that four of the five highest GDP on earth will be from Asia. Factoring this with Prescient & Strategic Intelligence’s forecast of Asia Pacific being the fastest-growing AR & VR market from 2020-2030, we believe we are well placed to ride on the high growth of XR market, particularly in the Asia Pacific region.

Over the past 15 years, our subsidiary, LDR Pte. Ltd., have attracted more than a dozen investors that believe in the leadership and direction of the Company. As we continue our pursuits of the goal of being one of Asia Pacific’s leading XR Web 3.0 company, we are confident that we will attain our goal of increasing our shareholder value, for both our current and future shareholders. As we deliver incremental shareholder values, we also seek to deliver social impact to benefit the under-served communities and the environment with the use of our technologies. This is in line with our founder’s heart, in doing good for the least, the last and the lost through our technological enablement.

We employ a three-prong strategy to meet our strategic goals.

Grow the Core

We operate as a bespoke service-led software solution provider for larger enterprise and public sector clients over the last 14 years focusing on education and training. We will continue to grow this business organically and inorganically, expanding into more sectors such as Travel, Healthcare and Homeland Security, and into more Asian countries.

Expand Our Footprints

We are building and acquiring new competencies to develop a more comprehensive XR Web 3.0 solution offerings for our current clients, and in markets that we are having a foothold. We will leverage and grow our current Go-to-Market team, to increase penetration with new solutions offerings, maximizing our sales momentum. We will also build new ecosystem channel capacity with strategic partners with complementary offerings to reach the wider served markets, including leveraging the Telco service providers for the 5G roll out.

Move the Needle

We have adopted a freemium go-to-market model for Locomole, PublishAR and Playcraftor, offering free access to users and content creators the ability to experience and develop immersive content. With the freemium model, easy to use platform and app, we seek to accelerate the growth in the adoption of our travel consumer app and our training content creation platform. Locomole, PublishAR and Playcraftor also offers paid, subscription-based premium access to create and experience immersive content for enterprises and consumers, we are also developing Web 3.0 capability to enable the minting of utility NFTs for brands to engage their audience, who will be rewarded with customized content in the TravelTech app with unique once-in-a-lifetime collectibles with explore-to-earn and explore-to-own NFTs.

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Our three-prong strategic approach is aimed at accelerating our growth into a leading XR Web 3.0 company, and the hence the incremental value for our shareholders. All our technologies will continue to be used to support the current social impact work and we plan to expand our reach with our social impact partners to more communities.

OUR TRAINING & EDUCATION MARKET & OFFERINGS

Apart from the increase in demand for VR in training and education, according to The Business Research Company, AR in the training and education market is expected to reach $68.71 billion in 2026 at a CAGR of 60.4%. AR/VR solutions can enhance in-classroom and out-classroom experiences, expanding opportunities at all levels of learning. IMMRSIV has been at the forefront of such innovation for many years by investing in research, skill-building, content development, and promoting the equitable adoption of immersive technologies. AR/VR technologies are a great addition to EdTech with their immersive capabilities, enabling information sharing in new and engaging ways. The ability to offer virtual experiences that can mitigate barriers from cost or distance and overcome challenges when physical experiences are limited (such as due to the pandemic) is transformational in developing in new learning pedagogies. Such technology is already in use in K-12, higher education, and teacher training. Applications range from STEM education and technical training to arts and humanities.

AR/VR can provide K-12 educators with interactive and engaging tools for classroom learning. These include libraries of immersive content, experiences for specific subjects or learning objectives, and tools for students with learning disabilities. In higher education, AR/VR can help learners grasp abstract concepts and gain hands-on experience in low-risk virtual settings. This can enhance STEM courses, medical simulations, arts and humanities materials, and technical education. What research has shown and where actual implementations continue to clearly affirm, is that using serious games for education, training and practice leads to improved, effective learning. Serious games are played in authentic, virtual 3D environments that are immersive and engaging. Contextualized to different situations and are “safe”, allowing learners mistakes or failures whilst encouraging recursive play and practice. Enabling such games on mobile devices means that users can play anywhere, anytime, leading to self-directed learning.

Given the market potential, IMMRSIV will be extending our footprints in these sectors building on our core domain strength, the genesis of where we started. We aim to empower educators and trainers without software coding skills with PublishAR, our AR EdTech platform to create immersive educational and training content and translate it into immersive and experiential learning via our LearnAR app to promote greater adoption of AR/VR technology. We are also expanding into VR gamification Training-Tech platform to address self-learn vocational training market growth, with the aim to extend the gamification training platform into a trainer-self-generated training games creation environment for specialist trainers. In this sector, we offer two main B2B Go-to-market service-led software solutions.

AR Immersive and e-Learning Solutions

As part of our core legacy business, we offer bespoke services led immersive and e-learning solutions with our technology platform, serving our long-term clienteles in education and training. We have developed and delivered more than 850 titles for training institutes in the region, including Centre for Learning Systems (CLS), Engineer Training Institute (ETI), SAF Medical Training Institute (SMTI), Island Defence Training Institute (IDTI), Motorised Infantry Training Institute (MTI), Human Resource Institute (HRI) and the Army Logistics Training Institute (ALTI). In early childhood education, we partnered with the one of biggest early childhood education providers in the region with our PublishAR platform and LearnAR app to enable their educators to create immersive learning lessons, both in class and out-of-class. We provide content consultancy, development and implementation services with our team of instructional designers, programmers, AR developers, content designers, and external vendors, working closely with our clients’ subject matter experts.

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3D Virtual Reality Game-based Learning Solutions

We are expanding our core legacy business into Homeland Security and Healthcare with our bespoke services led using 3DHive game-based learning platform. We use serious games for education, training and practice that lead to improved, effective learning in authentic, virtual 3D environments that are immersive and engaging. 3DHive is a complete game-based learning and practice 3D Virtual platform that allows users to quickly create, share, play short-form 3D “gamelets” on popular desktop and mobile devices. The gamelets has a low entry cost and are ideal in blended learning approaches. Our clients included major global brands and regional public sectors. We provide content consultancy, development, as well as implementation services with our team of instructional designers, Unity programmers, 3D designers, and partners, working also closely with our clients’ subject matter experts to deliver highly immersive, interactive and engaging game-based learning content.

Apart from our B2B service-led solution offerings in the training & education market, we are also targeting global independent training content specialists and educators with our two self-service education and training content creation platforms. These offerings aim to capture the growing market of code-free content creation economy and enable creators to leverage technology to deliver virtual and augmented reality experiences for their target clients, audience, and users. These two platforms are designed both for our B2B clients to create their own content, as well as a Software-as-a Service (SaaS) platform, for paid subscribers to use to create content for their user audience and clients.

Education Content Creator

PublishAR (previously Pocket Trips Creation Platform) is a code-free mobile learning content creation platform that enables educators to create lessons with immersive learning content and experiences. Used by more than one hundred educational institutions in the past five years. This EdTech platform simplifies the creation of AR enabled learning content delivered with our LearnAR mobile app. independent education specialists can leverage PublishAR to help their clients create AR enabled content with geospatial technology for contextualized immersive learning.

Training Content Creator

By equipping and enabling training specialists with a code-free 3D virtual and avatar-based training content creation capability, we empower trainers to create their own training mini-metaverses of specialist training content to serve their clients’ training needs. Project Playcraftor will be soft launched in Q4 2022 to selected training segments and will be our next flagship mass market solution for the metaverse creator economy. We will be investing in growing the initial segments of professional trainings in healthcare, customer service, public security, workplace safety.

The Company believes that we are well-positioned to capture a slice of the fast-growing AR/VR/MR metaverse content creator economy in Asia Pacific. Creator economy forms a critical part of the Web 3.0 future iteration, from which content creators will benefit more from a decentralized environment where business traffic is driven by the interoperability of metaverses, both in the “physical” space and inter-connected virtual worlds. In Web 3.0, the definition of creator is changing as power dynamics shift from the major technology platforms to the creators and their audience and clients. This is beginning to happen in the consumer market segments, the democratization of content creation to support the business and commercial segments with easy to access and create, no-code software platform is also on the rise. The success of Shopify, Wix and Canva, with highly intuitive, user friendly, templatized approach of traditionally more complex work is creating a new generation of service provider generating new offerings for their clients. We envisage our no-code, low-touch, easy-to-use platforms, to empower a new generation of subject matter experts creating contents for education and training without the need for software coding skills. This will also enable more education and training content to serve the 1.9 billion persons employed, 1.3 billion persons outside the labor force and 87 million unemployed persons across the Asia–Pacific region since 2019 Covid pandemic, who requires upskilling, reskilling, and cross-skilling to perform beyond pre-existing responsibilities to stay relevant to the endemic world of innovation and internet world of things.

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OUR TRAVEL AND TOURISM MARKET & OFFERINGS

Global Market Estimate believes the number of Travel and Tourism sector AR app downloads could exceed 5.5 billion in 2022. With the highly anticipated recovery of the tourism from the severe impact from COVID-19 travel restriction, our Locomole AR digital travel guide app is expected to benefit from the strong tailwind of the tourism surge in the next few years. Locomole is already one of the leading Asia Pacific AR enabled digital travel guide, featuring more AR experiential trails and attractions across cities in Asia. We have more than 100 AR trails which provide in depth guide and narrative with immersive experience, and we have already worked with multiple Asian government tourism bureaus and boards to promote the trails. We have started to develop unique blockchain enabled Non- Fungible Tokens (NFT) collectibles in such trails and will be launching them in Q4 2022 to connect blockchain-economy with immersive tourism. According to Singapore Tourism Board’s (the “STB”) late 2015 publication on expanding its digital footprint in certain Asian country for better visitor engagement and experience enhancement, STB continues to provide the Company with travel market findings and trends since 2016 and the recent Post-Pandemic Travel Trends Report published in 2021, further reinforced the Company to expand its mobile and experiential technology into the regional travel and tourism sector. “Wander Must” is a travel demographic profile identified in STB latest report representing Millennials and Gen Z, who has been waiting for months for travel borders to reopen. Below is an extract from the report pertaining to this segment of travelers.

“As early adopters of technology and digital experiences, they have gotten used to new ways of interaction and entertainment and are open to exploring the ‘phygital’, on top of physical tours. Looking for a fresh new outlook on life, and hoping to rediscover happiness and joy, the Wander Must is all geared up and ready for the next journey, physically or virtually.”

According to the same report, STB views the metaverse as new paradigm and successor of the internet that is poised to become the future of all digital media and commerce, which will unlock new potential for the travel industry now and in the decades ahead. Below is an extract from the report pertaining to Key Trend – Simulated Worlds.

“For the Wander Must, an early adopter of tech, virtual reality and simulated experiences will increasingly become part of their lives, driving new expectations for brand engagement. In November 2020, in lieu of its physical locations, Disney announced a Disney Theme Park Metaverse, which uses data to unlock storytelling and personalization virtually. While the full potential of the metaverse will not be realized for decades, this emerging trend will gradually transform the traveler’s journey. With virtual reality and simulated worlds becoming a viable opportunity for enhanced entertainment offerings, we see many businesses starting to explore this space more extensively.”

Developed before the onset of COVID-19 back in 2019, with an understanding and foresight on the future of travel trends, our AR-enabled immersive experience travel app, Locomole, with self-guided walking tours, will benefit from the complete reopening of borders and the return of Millennial and Gen Z throughout Asia. As of June 2022, Locomole is rated by hundreds of users, scoring 4.9/5 on Google Review, 4.9/5 on Apple App Store, and 4.5/5 on TripAdvisor for enhancing travel experience, discovery, and learning.

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As of June 2022, more than 500,000 users have used Locomole (and its past iterations) to experience, discover and learn about places, attractions, nature, history, context, and culture. The current iteration of Locomole is built with XR technologies to create immersive experience, discovery and learning for travelers and destination explorers.

Locomole for Travel has two revenue models targeting different traveler segments with different go-to-market approaches. Our first revenue model, as a travel consumer product, Locomole, is a freemium app, with free travel information, complimentary AR trails and in-depth point of interest content. We monetize through in-app purchases for exclusive individual AR trails within Locomole targeting the tech savvy “Wander Must” travel demographic profile who are mainly representing Millennials and Gen Z. We drive campaigns and initiatives to reach out to travellers in and into the Asia Pacific region, with an initial focus on South-East and South Asia. We work with travel industry players such as hotels, travel aggregators, and tour operators, as well as telecommunication service providers to reach these travellers, partnering with them to drive sales of our exclusive AR trails. We partner with regional Tourism Boards and other government bodies to launch Locomole and the AR experiential trails to drive awareness and adoption. Our second revenue model is working with attractions, tourism agencies, and travel industry service providers as clients to curate unique AR experiences with our service-led Locomole bespoke solutions.

As an Asian tourism-focused app targeting international tourists, Locomole’s unique value proposition is the application of geo-locale triggered augmented reality to create contextual, immersive, and engaging experiences to enrich the learning and discovery journey. Each 3D AR experience geo-triggered on-site is a collectible within the app. As part of our product roadmap to make our next generation Locomole a Web 3.0 experiential app, we are developing new capabilities to mint the collectibles and moments in time, into a blockchain secured digital souvenirs as part of the travel experience and memories. With this new capability, we will be working with tourism-focus brands and companies such as airlines, hotel chains, global F&B operators, international sports and tourism franchises and other travel-related service providers to create Utilities Non-Fungible Token (NFT) marketing solutions to engage and develop brand loyalty communities in the region.

To scale this strategic approach, we aim to develop, acquire and/or integrate with an Artificial Intelligence-powered self-service platform whereby unique 3D AR objects can be generated without human intervention and be minted into NFTs to be placed into digital travel trails as locale-based digital travel souvenirs and collectibles. This could drive tourism into less known attractions in Asia, to uncover and experience the past, present and future through immersive technology. Beyond that, we seek to be an enabler of the new blockchain-economy, by leveraging advance blockchain technologies to allow mass market adoption of utility NFTs, without the need of a NFT- wallet using stablecoin (fixed-priced cryptocurrency based on blockchain) pegged to U.S. dollars or local currencies. With that, we are also working on empowering content creators to create, publish, transact, and own digital goods hence allowing creators to monetize their activities through blockchain technologies, through an authority regulated platform. This democratic ownership economy coupled with the possibility of interoperability, would unlock immense economic opportunities, whereby digital goods and services are no longer captive to a singular gaming platform or brand, product or service, language or country, age or gender.

KEY REGIONAL PARTNERS AND CLIENTS

We have built a strong client base, and developed go-to-market and technology partners to serve our education, training and tourism sectors.

We partner with government agencies responsible for training, education and tourism to create suitable solutions for the segments we serve. Specifically for tourism sectors, a sector set for recovery and the growth of immersive tourism, we have established partnership with international tourism and attraction aggregators such as ByMyGuest and Traveloka, tour operators such as HIS, JTB and GoldenTours, hotel chains such as Marriott and Far East Hospitality, travel information providers such TTG and Tripadvisor.

From the technology partnership perspective, we partner with the Agency for Science and Technology Research (A*STAR) Singapore for image recognition capability for education and tourism sector; with Fraunhofer Singapore on use of augmented reality for advance manufacturing; with BytePlus (Bytedance subsidiary) for advance application features; and started technology collaboration discussion with Nanyang Technology University on research collaboration focusing on AR & VR.

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OUR SOLUTIONS

Locomole and LearnAR App with PublishAR Platform

Our technology stack consists of four major components:

●	Locomole App – A location-based experiential discovery travel mobile app that enables travelers to discover, experience and learn about a travel location through an Immersive AR Mobile experience.
●	LearnAR App – A full mobile empowered learning app that brings immersive and experiential AR/VR learning to every child.
●	PublishAR Platform – Is a fully integrated location-based authoring platform that allows educators and travel providers without programming knowledge to publish interactive content with AR/VR capabilities to web, Locomole and LearnAR apps.
●	3D-Hive Platform - Is a complete game-based-learning content-authoring platform that allows trainers and educators without programming knowledge to create customized 3D games in a point-and-click 2D environment and then distribute them to PC and mobile phones

Locomole App

Locomole is an experiential self-guided travel app that enables local and overseas visitors to explore various travel destinations with bundled deals (attractions tickets, discounted coupons from participating merchants) via their own smart phones. The story-telling app comes with AR wayfinding, AR merchant discoveries and AR fun activities.

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Locomole – 1st AR/VR Story-Telling Travel App in Asia!

Our Locomole travel application offers the traveler:

●	Self-guided immersive trails that covers multiple points of interest in the city/country
●	Tips on the best places to eat, shop and have a great time
●	An AR/VR interactive storytelling experience filled with interesting cultural or historical facts to enrich the traveler’s appreciation of that point of interest
●	Self-directed activities like treasure hunts, games and gathering of digital collectibles to enhance the fun in exploring the place

Samples of Virtual Tours, Complimentary Discount Coupons and Bundled Deals in Locomole App

Our curated trails lay out all the “way points” that will be covered in the trail along with interesting “geo-activated” surprises like games, vidoes, puzzles and 3D animated Augmented Reality objects for travellers to interact with.

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Samples of fun AR shots taken by users of Locomole app in Singapore along Singapore River and Chinatown

Tickets to the attractions can also be purchased within the app due to our tie-up with our partners. There are all together more than 300 available attractions featured across 34 AR trails in Singapore, the second most visited City in Asia and the fifth in the world that attracted some 19.5 million pre-Covid visitors, 10 million of whom are free-independent-travelers. Locomole AR trails are also now available in 12 other cities in Sri Lanka, Israel and Malaysia. We aim to made available 1000 attractions across 100 cities in Asia by next year. Content in Locomole App can be easily and rapidly created by travel agencies and as well as travel bloggers with any prior coding knowledge by the PublishAR platform described further below.

LearnAR App

LearnAR is an AR learning app designed for school teachers and private educators to enable their students to embark on a deeper and more engaging class-room lessons or field trip educators to via AR/VR technology. The app can also be used travel agencies to plan and execute AR learning journeys for schools embarking on overseas study trips. Content on LearnAR can be created by educators with no coding knowledge using the PublishAR platform decribed after this section.

LearnAR App for to Enhance Classroom Learning & Field Trips

The solution offers a customized dashboard interface for lesson plans so that the content can be prepared in advance and shared across the organization. LearnAR is also a multi-tenant solution that provides the organization the security and private access to their own content while supporting their content creation efforts through a common library of games, 3D models, AR models, videos etc.

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PublishAR

PublishAR is a web-based content publishing platform for non-programmers that enables rapid and easy creation of content to customized apps which provides for a more engaging user experience be it in for travel industry or education.

PublishAR can push out highly interactive content to customized mobile apps like Locomole for travelers with various elements like AR way finding, AR/3D models, 360 videos games, and so on to enhance travellers experience in a travel destination.

PublishAR can also push out highly interactive content through LearnAR, an AR app that is tailored towards creating interactive content for young preshoolers according to their own pedagogy and curriculum. The solution empowers educators to publish and share their own unique blend of content and lessons. These educators can embed animated AR models, enable content “popups” by scanning objects or markers around the school, embed videos and 360 views of places to engage these young preschoolers and cater to their short attention span.

PublishAR: Creating Your Own Interactive Mobile Trails

Key features of PublishAR are summarized below:

●	D.I.Y Publishing Tool for Non-Coders. PublishAR allows licensed producers with coding knowledge to rapidly create highly interactive content over web or app; and to infuse their product & services for consumers to discover and purchase via AR or proximity marketing means.

●	Location-Based Services. Inbuilt Location-based services in Locomole app allows users to navigate to any points of interest with ease, and for content to be triggered on their smartphone devise by GPS (outdoor) or Beacons (indoor) when users arrive on site.

●	Media Rich Content and 2D, 3D, Gamelets. Web-based tool allows producers to access its rich library of games and 3D animated content, and to upload their own media content - images, videos, text to create new geospots that could be strung into trails with ease.

●	Augmented Reality/VR Interactions. AR functions within the iPLUS Locomole app enables users to scan the environment for participating vendors nearby; or to have fun interacting with site object, for e.g.. Sir Stamford Raffles, Founder of Singapore or endangered species to pop up when users scan the environment.

●	Digital Catalogue as a Service (D’CAAS). D’CAAS allows producers to onboard their vendors’ products, and to mix and match products or services (e.g combination of AR trails) to create new product catalogue for distribution via their website or Locomole App.

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LearnAR and PublishAR Conceptual Overview

Starting from the bottom of the diagram:

1.	We have various repository of media assets that include 3D models, AR, VR, games that can be mixed and matched into a particular lesson plans (along with external media/links where appropriate e.g. YouTube video)

2.	Teachers (and assigned curriculum groups e.g. “Language and Literacy”, “Discovery of the World”) “weave” the various media into a lesson plan that be downloaded on the fly for use in the various environments

3.	The four target environments are:

a.	Classroom: Within the classroom, the teachers will leverage on the tablets to display media related to the lesson for the session. Customized content will be created so that the teacher/student can activate the content (e.g. origin of a chinese character) based on image recognition (a poster or a book) or “web markers” placed around the classroom

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b.	Playground: Refers to the environment beyond the classroom but still within the school compound. Using image recognition or “web markers”, educational content related to the objects e.g. a plant/flower can be displayed (e.g. life cycle) which will enhance the young learners’ appreciation of the natural world
c.	*Neighborhood: in special cases where a school is situated next to location that offers educational opportunities e.g. an urban farm which offers opportunities to learn about the basics of farming and sustainability. Teachers can collaborate and build up a collection of lesson plans related to this farm/environment
d.	Fieldtrip: the solution also enables the teacher to have a pre-planned itinerary for a class outing. A trail is made up of specific geospots with content relevant to each location included.

3DHive Platform

Introducing 3DHive

The two essential classes of ‘learning’ that enterprises need to transfer are ‘knowledge’ and ‘practice’. While existing platforms can be equipped to transfer enterprise knowledge they are not equipped to handle the transfer of practice efficiently. 3Dhive.mobi has been designed as a mobile-learning platform that focuses on the authentic practice of skills. It affords a safe environment for novices to experiment and also serves as a quick refresher or warm-up for the expert. Developed in four-year collaboration with the Infocomm Development Authority and National Research Foundation of Singapore, it has everything an enterprise needs to create and manage training and up skilling of its workforce. It even has in-built tools for assessment of the users’ performance and progress over time. It is cloud-hosted which means “anytime” availability without any setup or overhead costs.

Platform Overview

3DHive.mobi is a complete game-based-learning content-authoring platform that allows learners and trainers alike to create, share and play high quality 3D games. 3DHive.mobi makes it possible for non-technical users to create customized 3D games in a point-and-click 2D environment and then distribute them to mobile phones.

The Future is Mobile

Make → Distribute → Track → Engage

Cloud → Fast → Mobile

With the programming and asset development of the games taken care of, users are able to focus on the content and design of games instead. The rapid development of games allows users to adapt their training to different contexts quickly. 3DHive.mobi makes game-based learning a viable option for users by making games an accessible and affordable medium to explore.

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3DHive.mobi by numbers:

●	Training for content developers, teachers and trainers

○	Over 1500 K-12 teachers trained
○	Adult Education Network workshops – 480 adult educators trained
○	Over 50 STEM educators and 7 curriculum specialists trained from the Singapore Science Centre

●	Outreach and training to healthcare professionals

○	Singapore National Healthcare Group Game Jam – 30 games built by teams of healthcare professionals from hospitals, polyclinics and medical institutes
○	6000 Nurses and healthcare professionals

●	Outreach to educational institutions

○	Over 4,000 institutes of higher learning with access to 3DHive.mobi games built by SAP

3DHive.mobi is being used by prominent hospitals for healthcare provider training; by the Singapore Government for upskilling of workers and on-the-job adult learners and for training the pool of over 140,000 Public Service officers.

We are also working with several marquee customers in the Airline, Logistics, Shipping and Consulting industries to deliver high-quality on-the-job employee training.

The most cited rationale for adopting 3DHive.mobi is its ability to make and share short-form-game-content (we call them gamelets) easily followed closely by the versatility of the platform in the different usage scenarios for authentic learning. Its cloud based infrastructure and SaaS (Software as a Service) architecture makes the platform amongst the most stable and economical avenues for large scale distribution of games for learning on the mobile.

3DHive.mobi went beta in September 2014 and builds on the legacy of 3DHive.net (K-12 education version which started development in 2007 as part of the FutureSchools at Singapore project.)

Value Proposition

The evolution of working life from desktop computers to mobile phones presents a new challenge to the learning and development field. Learner habits have changed and need to be taken into account. Standard e-learning has not yet adapted to mobile phones. As the mobile phone’s main function is communication, learning gets interrupted frequently so micro-learning and short-form content works best on the mobile medium. 3DHive.mobi is built to address this issue while capitalizing on what research has shown is the second largest use of phones (after communication), which is mobile gaming.

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3DHive is a complete set of tools and technologies for using mobile games-for learning.

Proprietary Game
Content Authoring
Content Management
Digital Distribution
Hosting
Facilitation
Assessment
Project Requirements
Similar across projects
Game A
Game B
Game C
3dhive
K12 Education
Higher Education
Life Long Learning
Corporate Training
Across Sectors
3dhive

Using gamelets, which are short-form games lasting no more than 15 minutes, learners are able to assess just-in-time training in highly contextualized scenarios while on-the-go. The games can be played in low or no internet situations, allowing learners to have meaningful practice. Once back in an environment with internet access, 3DHive.mobi sends the assessment information and updates the learner’s profile.

Gamelets for learning

GAMELETS are to **Games** what YouTube videos are to **Movies**

- ❑ Short-Form game content
  - ❑ Highly contextualized
  - ❑ Clearly illustrative and Experiential
- ❑ Fast, Easy and responsive

3dhive

The app is easily accessible from the Google Play store and Apple’s App store and updates can take place, whenever the content developer uploads new content using the 3DHive.mobi builder.

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Platform Innovation

●	Simplicity

3DHive is a complete set of mature tools, technologies and methodologies. There are easy to follow toolkits and tutorials for beginners and tried-and tested advanced strategies for veterans. All the aspects of using games-for-learning; from planning to making to sharing and assessing performance, have been streamlined. 3DHive is used not only by experienced trainers and developers for corporate training but also by primary school students for their project work.

While the system is easy to use the games built on 3DHive are of high quality:

●	Advanced functionality

Games built on 3DHive can easily be published and distributed to multi platforms (IOS, Android, Windows and Mac) through its built-in distribution and content management services. Advanced 3Dhive users can use scripting to modify and customize key aspects of the games. The system automatically takes care of cloud-hosting the content, creating necessary databases and web-services needed for assessment and facilitation of games.

●	Flexibility, customization, and integration

3Dhive games can be white-labeled by the customers changing things like app-name, splash-screens, home and login screens, game-menus, scores and badges etc. 3DHive data is SCROM compliant and can integrated with an LMS. While 3DHive is a native stand-alone app it can use single-sign-on with active directory. 3DHive has a built-in browser capability with social media integration and can open online systems such as google-docs and MS Office 365 etc.

●	Pricing model

3DHive is a truly cloud based service with simple subscription models to match the needs of disparate organizations and use-cases. 3DHive subscription includes:

1.	Software Client License
2.	Software Server License (Cloud Hosted)
3.	Software Authoring Tool License
4.	Asset Library usage License

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5.	Game Testing License
6.	Web Portal License - Community Usage
7.	Digital Distribution License to support iOS and Android Apps, Windows 7.x/8.x and Mac OSX builds
8.	Game Reporting (Cloud hosted)
9.	User Data Management (Cloud Hosted)
10.	Unlimited Game-play sessions for each named user for games released to each user in the same year.

●	Client service approach

We are committed to ‘brining games in every classroom’ and believes that this is only possible by lowering (and where possible removing) the barriers to entry for professionals and organizations who want to use games-for-learning.

We are entirely dedicated to ensuring a big-win for the clients as can be seen from our enthusiastic testimonials and rapidly growing community of practice.

●	Market positioning and approach

We follow the ‘hard-fun’ theory of knowledge transfer so that our customers know what to do and also why they are doing it. Towards this ideal a typical 3DHIve project involves a lot of (3 hours to several days depending on prior knowledge) knowledge transfer, training and upskilling of users beyond the 3DHive tools training (which itself is simple and usually takes only about 30 mins).

The idea also is to rationalize the use of games for training and therefore 3DHive acts as a rapid prototyping and trialing system with simplified and economical (pay-as-you-use) subscription models so that early adopters can evangelize the ideas behind it.

A training session in 3DHive

Unique Differentiators

3DHive gives organizations, institutions and adult educators a completely new way to use games for training and learning:

●	3DHive Gamelets create experiential learning and deep engagement with the targeted and highly contextualized learning content
●	3DHive has a wide platform and device footprint – allowing technology leapfrogging over traditional Computer-based classrooms
●	3DHive has a wealth of Resources and Curriculum for authors, facilitator, student/participant for classroom lesson integration

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Additional benefits include:

○	3Dhive’s Freemium model (Make and try games for free)
○	High visibility of product utility prior to financial commitment
○	Low initial capital costs
○	Right-sized variable costs

3DHive’s facilitation of a User-Generated-Content community model has the following benefits:

○	Low Barriers to Adoption
○	No special in-house tech infrastructure needed
○	Very low impact on existing T&L Professional Practice
○	Low cost of content conversion and change management

OUR TECHNOLOGY ARCHITECTURE

Overview

The key elements of our platform includes a cloud-based backend hosted on Amazon Web Services (AWS), a web-based content management tool called PublishAR and 2 customized content consumption mobile applications called Locomole (for the Travel industry) and LearnAR (education).

In order to make sure that our technology architecture is scalable, cross-platform, simple to update, and constructed to enable future development, we kept a number of key ideas in mind when creating it.

Scalable, Cloud-Based Infrastructure

Our current platform is built upon Amazon Web Services. Our uptime has remained excellent while growing our customer base and usage throughout 2020 and 2021. Importantly, we are able to scale up and down easily according to business needs. Our customers require content management solutions that can scale, adapt to changing environments, quickly disseminate information across different channels. Platforms that are cloud-native provide rapid time to value and are simple to maintain, modify and extend. Furthermore, we can focus on running and scaling our Service rather than building our own infrastructure by using a cloud services provider. Given our partner’s capabilities, we can continue to meet the needs of our Users as we grow.

Mobile First

Our current mobile architecture is the product of years of development experience leveraging on the experience we gained from developing previous generations of mobile applications e.g. like our Pocket Trips. We continue to improve upon the features and usability of our mobile applications to present a pleasant and enjoyable mobile user experience.

Multi-Platform

Our mobile applications work on both iOS and Android platforms. We believe that this is capability is key for us to reach as large an audience as possible.

Microservices backend

The solution is backed by a microservices based backend that enables services to be shared across various mobile applications (in this case both LearnAR and Locomole) and also web-based applications reducing the development effort while enhancing maintainability.

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OUR APPROACH TO LEARNING DESIGN AND CONTENT DEVELOPMENT

For more than 10 years, the Company has been able to consistently design and develop highly engaging and visually appealing immersive contents for our clients. We use Bloom’s Taxonomy to jointly define the concepts and levels of courseware required by the clients, and adopt the six (6) principles of learning design as well as established interactive learning design considerations to deliver high quality content that delights the users:

Interactive Learning: Concepts and Levels

Level 1	Level 2	Level 3	Level 4
Basic Interactivity	Intermediate	Advance Interactivity	Dynamic Interactivity
Bloom's Taxonomy: Knowledge	Bloom's Taxonomy: Comprehension	Bloom's Taxonomy: Application & Analysis	Bloom's Taxonomy: Synthesis & Evaluation
• **Self-paced learning** • Learner is presented with basic bitesize learning • Content is presented using Infographic, Animated Video, Clickable Linear Navigation with and without Voiceover • Knowledge is assessed using basic true-false and multiple-choice questions	• **Self-paced learning** • Learner is presented with intermediate bitesize learning • Content is presented using Animated and/or on-site filmed Video, Clickable Nonlinear Navigation with and without Voiceover • Knowledge is assessed using advance reinforcement	• **Self-paced learning** • Learner is presented with scenario(s) with some levels of branching to enable experiential learning • Knowledge is assessed through the learner's ability to evaluate the scenario and applying learnt knowledge • Learner is provided with timely feedback to enable decision making	• **Self-paced or Instructor facilitated learning** • Learner(s) uses digital avatar(s), in a virtual environment to facilitate application of learning without risk(s) (dynamic levels of branching) • Knowledge is assessed based the consequence(s) of the learner's action(s) • Learner is provided with feedback at the end of the simulation to facilitate reflection on actions taken

Six Principles of Learning Design

The six principles of learning design enables the all-inclusive thinking into the development of a courseware (*Bound & Chia, 2019).

Authenticity

- Use of real-world work practices and settings
- Embodies complexity of work and enables engagement

Holistic

- Integrates knowing, doing, thinking and feeling
- Integrates theory and practice, technical and generic, learning to learn
- Taps on multiple senses

Future-orientation

- Learning to learn
- Deep understanding – thus enabling the application to multiple situations and contexts
- Consideration of multiple perspectives
- Inquiry

Alignment

- Design that involves every aspect of learning so that all work together

Feedback

- Giving and receiving feedback from multiple sources
- Opportunities for learners to act on feedback

Judgement

- Enables learners to make a judgement about their own and others' performance
- Involves making ethical decisions

*Bound, H. and Chia, A., 2020. The six principles of learning design. *Institute for Adult Learning, Singapore.*

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Interactive Learning Design Considerations

Participation

Learners need to be actively involved in the learning process.

Interactivity and interactions play an essential role in engaging adult learners.

- Interactivity: Interchange between the learner and the eLearning course.
- Interaction: Enhanced learning environment enabling the control of learning, which keeps learners motivated and engaged.

Experience

Memorisation of tasks does not equip learners sufficiently.

Learnings that have real-life scenarios enables learners to learn through mistakes made in a "safe environment".

Problem-centered

Learners are interested in problem-centered learning that facilitates what they need to know and what they need to do.

Environmental practices help learners perform their role better and retain learning.

Realistic

Learners tend to map learning to real world immediately.

Real-life applications and benefits must be tied to their learnings.

Incorporating real-life problems allows the learner to self evaluate the advantages of their acquired knowledge with real-life situations.

Our Expert Team in Learning Design and Technology

In terms of qualified personnel, we have a team of highly competent professionals (Learning Designers, Multimedia Content Developers, Learning Technology Developers and Project Managers) who have many years of experience in learning design and user experience, to optimise for our clients, the right balance between performance support and learning experience.

Some of our key strengths are:

●	Intimate knowledge of the learning pedagogies

●	Strong project management capability

●	Strong learning design and technology capability

●	Experienced in designing and developing video-based lessons

●	Experienced in designing and developing visually appealing and engaging learning assets (2D/3D graphics, animations and interactive animations)

●	Experienced in designing and developing Virtual and Augmented Reality solutions

●	Experienced in designing and developing Gamifications to enhance learning

●	Ability to provide on-site content design and development capabilities

●	Committed team in technical support and maintenance

Delivering High Quality eLearning to meet Learning and Organisations Objectives

We are passionate about creating engaging learning experiences that change behaviour and impact performance. Our instructional design expertise allows us to design and develop high quality eLearning courseware’s by using sound project management techniques and myriad of advanced authoring tools and platforms for varying levels of interactivity.

Since our establishment in 2008, our team of Learning Designers and Content Developers have helped many Corporates, Training and Educational Institutions and several other public sector entities like Ministry of Home Affairs (MHA), Ministry of Education (MOE), Ministry of Manpower (MOM) and more than 80 other private organisations to create transformational learning experiences in eLearning and experiential app domains.

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Security and Integrity

Due to our frequent engagement with classified information and Government projects, LDR Pte. Ltd. is bounded by the Official Secret Act (OSA) and G50 approved. In addition, we have strict Personal Data Protection Act (PDPA) and Data Integrity policies.

OUR REVENUE GENERATION MODELS

The Company has developed nine (9) income streams that sits on three (3) different business models, viz B-B, B-B-C and B-C models as described below:

1) Provision of Learning Design & Content Development Consultancy Service. This is a B2B model that involves the provision of supplementary headcounts, namely learning designer (LD) and content developers (CD) for corporate clients such as Ministry of Defence Singapore and its various training institutions in Singapore such as Officers Cadet School (OCS), Basic Military Training Centre (BMTC), HR Institution (HRI), Army Logistic Training Institution (ALTI), Medical Training Institution (MTI), Military Police Training School (MPTS). The purpose of the manpower implant is to assist the various training institutions in their digitalization thrust through curriculum reviews in a bid to move away from their traditional teacher-centric, lecture-based approach to a more self-directed, collaborative, interactive, fun, engaging and immersive learning environment.

Under this arrangement, the Company provides the required number of Curriculum & Content Development Teams (CCDT) comprising an agreed number of Learning Designers and Content Developers to be supplied to each training institutions for fixed rate per pax to be paid per month over a period of time (usually 3 to 5 years) with an option for further extension or renewal of contracts. The charge rate for the provision of Learning Designer can range from SGD8,000 to SGD12,000 depending on seniority/experience of personnel to be supplied; whereas a Content Developer can range from SGD4,000 to SGD8,000 depending on the required media creation skills sets and competencies (eg video production, 3D modelling and games creation) of the personnel to be supplied.

2) Provision of Content Development Services (CDS). This is a B2B model that involves the design and development of Level 1 to Level 4 eLearning content for corporate clients such as Ministry of Defence (MINDEF), Ministry of Manpower (MOM), Nanyang Technological University (NTU), National Computer Science (NCS) to the Company.

●	Level 1 pertains to the development of basic self-paced eLearning courseware where the focus is on basic knowledge acquisition with basic interactive media. Learners are presented with basic bite-size learning with content using infographic, animated videos, clickable linear navigation with and without voiceover. Knowledge acquisition is assessed using basic true-false and multiple-choice question. The charge rates for each L1 title can range from SGD8,000 to SGD12,000 depending on complexities of the lesson and interactive medias required by the clients.

●	At Level 2 the focus is on deeper comprehension with intermediate level of interactive media. Learners are presented with intermediate bite-size learning with content using animated and/or on-site filmed video, clickable non-linear navigation with and without voiceover and knowledge is assessed using advance reinforcement. The charge rates for each L2 title can range from SGD15,000 to SGD25,000 depending on the complexities of the lessons and interactive media required by the clients.

●	At Level 3, the focus of courseware design is on application of knowledge and analysis with advance interactivity media such as 3D virtual environment with interactive media. Learners are presented with scenario(s) with some levels of branching to enable experiential learning, and knowledge is assessed through the learner’s ability to evaluate the scenario and applying learnt knowledge along with timely feedback to enable decision making. The charge rates for each L3 title can range anywhere from SGD25,000 to SGD35,000 per title depending on the level of scenario branching and the complexities of virtual environment along with interactive media required by the client.

●	At Level 4, learners are presented with digital avatars(s) in a 3D virtual environment to facilitate application of learning without real risk(s) to lives and limbs in a dynamic environment. Knowledge is assessed based on the consequences of the learner’s actions along with feedback at the end of the simulation game to facilitate reflection on actions taken. The charge rate for L4 title can range anywhere from SGD35,000 to SGD45,000 per title depending on the complexities of 3D virtual world required and games engines used.

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3) Design, Development, Hosting and Maintenance of Customised Apps. This is a B2B model that involves the design and development of customized location-based mobile apps for corporate clients and schools such as Ministry of Education Singapore (MOE), National Environment Agencies (NEA), Housing and Development Board (HDB), Singapore Sport Hub, Nanyang Primary School, Montfort Secondary School, Anglican High School as part of their campaign or anniversary requirements etc. While the look and feel of each customized app may look different from one another, all of them are designed with similar basic navigation functions, info graphics and interactive digital media content comprising videos, gamelets and 2D/3D models that could be auto triggered by GPS, QR Code, Image Recognition (IR), Augmented Reality (AR) interactions.

The charge rate for such customized app can range from SGD70,000 to SGD300,000 depending on the complexities of the apps, number of customized trails required as well as type of interactive media (2D, 3D, animated 3D etc.) required. The Company will also charge an annual fee (usually $10% in keeping with industrial norm) for the hosting and maintenance of the customized app for the clients.

4) Software Licensing For Clients to Create Their Own Content. This is B2B model that enables corporates, educators, trainers and businesses to create their own experiential trails or immersive learning experiences using either 3D Hive and/or PublishAR, our no-code AR/VR publishing platforms. The licensing cost for the use of our publishing platforms ranges from SGD6,000 to SGD20,000 for schools and corporate respectively per annum.

5) Design and Development of Experiential Trails in Locomole App. This is a B2B2C model that involves the design and development of location-based mobile trails residing in the Locomole app. The cost of researching, designing and developing such trails within the Locomole app can range from SGD30,000 to SGD70,000 depending on level of complexities, number of points of interests required, type of interactive media (2D, 3D, 3D animated) and geo-spatial trigger/visualisation (GPS, IR, AR, VR) required.

6) Conduct of AR/VR Tours. This is a B2B2C model that involves the planning and execution of physical or virtual tour runs for armed forces units as part of National Education program, as well as for schools as part of their field trip to learn about the rich heritage and culture of Singapore. In the regards, the Company will charge a range of SGD20/pax to SGD30/pax for each participating units or schools depending on the total number of participants (50 pax minimum, 300 pax max) and types of programs chosen. The Company will charge additional for rental of mobile devices with data, booking of transports and attraction tickets.

7) Revenue Share Model. This is an alternative B2B2C model to S/N 5 above. Instead of creating their own mobile travel guides, businesses can leverage the rich collection of AR trails in Locomole app and act as our distribution partner to re-sell or upsell our Locomole AR trails to their clients based on a 70/30 revenue share model with 70% to our company’s favour. This is the current model adopted by most of the Company in the hospitality sectors, viz hotels (e.g. Far East Hospitality chain), travel agencies (e.g. Global Travel, HIS) and map publishing company (e.g. TTG) that are experiencing profound changes in post-Covid travel patterns, especially the exponential rise in free-independent-travelers who are more inclined to travel by themselves or with their friends using their smartphones as guides than embark on large-group travels.

8) Advertising Model. This is a B2B model where our company will take a small cut from participating retailers or vendors that we help drive traffic to through our Locomole experiential app. Participating business can choose to pay us a monthly subscription (SGD50/month) or by successful transaction (SGD5/transaction).

9) Locomole This is a B2C model that enables any domestic or international travelers to do a direct purchase of any one of our local or regional trails for a fee (SGD14.98) or unlock all available trails for a hugely discounted rates (SGD4.48) during promotional periods such as National Day or Festive Seasons.

MATERIAL CONTRACTS

Set forth below is a summary of material agreements from which we generated substantial portion of revenue during 2020 and 2021.

Agreements with Singapore Government

Our revenue is primarily generated from two major contracts with Singapore government. Pursuant to the agreement between the Defence Science and Technology Agency of Singapore and LDR Pte. Ltd. (“LDR”) regarding the development of the LEARNet project, LDR agreed to provide content development services which includes the development of learning content and learning applications for performance support and learning support in accordance with relevant criteria and requirements set in the LEARNet project. Pursuant to the agreement between the same parties mentioned above regarding the National Education programmes and activities (“the NE Activities”), LDR agreed to research and develop the NE Activities according to relevant criteria and requirements set in the project.

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Terms and Extension of Contract

The agreement regarding LEARNet project was effective in January, 2015. Such contract shall remain in force for a period of five years. Upon the expiry of the duration of this contract or any extended period, LDR has the obligation and the government has the right to extend the effective period of duration of the contract up to a maximum period of six months. The government has the option to extend the contract for such periods and for as many times as it is required as long as the cumulative period does not exceed two years. The government has exercised their option to extend the contract till December 31, 2021 and the contract has expired.

The agreement regarding the NE Activities was effective and commenced in November, 2018. Such contract shall remain in force of one year from the commencement date. Prior to the expiry of the contract or any extended period, LDR has the obligation and the government has the right to extend the effective period for a further period of six months. The government shall have the option to extend the contract for up to another two years prior to the expiry of the contract or any extended period, and the government may exercise the option in whole or in parts as it seems fit. [Upon expiration of the original contract, LDR re-signed the agreement regarding the NE Activities in 2021, which lasts for two years, with the government’s option to extend for another three years.]

Rights of Singapore Government in the Event of Default by LDR

Under the agreement regarding LEARNet project, if LDR or its sub-contractors is in defaults in its performance, the Singapore government has the right to suspend or terminate the contract after thirty days from the notification to LDR of its default or failure without being liable therefor in damages. LDR is also subject to up to ten percent deduction of payment by the government depending on type of standards that LDR fails to comply with and number of times of such violation, including manpower manning, performance, discipline incidents and security incidents.

Under the agreement regarding the NE Activities, if LDR defaults in its performance, the Singapore government may issue a notice of default to LDR informing the default. Within thirty days of the date of the notice of default, LDR shall remedy the default or propose a solution acceptable to the government. If LDR fails to do so, LDR shall be taken to have repudiated the contract and the government shall have the right to terminate the contract or cancel any part thereof by way of a notice of termination without the government being liable therefor in damages or compensation. The said termination shall take effect from the date of the notice of termination. Under both agreements, if LDR is in defaults in its performance, LDR shall not be entitled to claim for any reimbursement including but not limited to loss of anticipated profit prior to the termination of the contract.

Termination

According to both agreements, the Singapore government shall, after giving thirty days’ notice in writing to LDR, have the right to suspend or terminate this contracts if the government is affected by any state of war, Act of God or other circumstances seriously disrupting public safety, peace or good order of the Republic of Singapore. Neither party shall be liable to the other by reason of such suspension or termination save that the government shall pay LDR the price of the services performed and accepted by the government and in the event of termination, costs for works-in-progress which have been incurred prior to such termination. LDR shall refund the balance of any payments or deposits made after deducting any outstanding sums owing by the government to LDR by the aforementioned reason.

OUR COMPETITIVE POSITIONING & UNIQUE DIFFERENTIATORS

Compared to many other platforms offering digital trails, PublishAR together with Locomole app offer a curated set of Geospots combined into a walkable trail that offers immersive (e.g. AR effects) and educational content (history, details of the location) for the user. Our aim to satisfy both the needs of visitors with cultural long term orientation (Asian) and short term orientation (Western). Asian visitors tend to appreciate the educational factor of the AR experience while western visitors tend to like the features that are entertaining/escapist.

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●	Travel Content Authoring Platform. Wish-Trip Enterprise is a SaaS tourism experience management platform and content publishing tool (much like PublishAR) that allows enterprises to quickly, easily and affordably create trips for destinations and attractions. It comes with digital maps and trails, location-based pop-ups, interactive games, push notifications, instant translation and live map. The platform does not offer the publishing of interactive media such as AR wayfindings, merchant discoveries and 3D animated objects that content creator can leverage to create highly interactive travel or education content like those found in PublishAR.

●	Travel Apps. Quick search on the app stores will reveal a host of travel apps covering various travel destinations around the world. Notable ones are TripAdvisors, Lonely Planet, Viators, TripScouts, TripIt, Klook, Travel etc. Unfortunately, almost all of them offers nothing more than trip planner, travel itinerary, hotels, flights, transports booking, offline maps, guided tour booking, attraction tickets, destination/restaurant reviews, ratings of restaurants, listing of attractions and at most, static information of key attractions. What is lacking across all these app are the details of site destinations such as stories, suggested To-Do and fun-activities that can enhance the experience of travellers on site. The closest to what we have in Locomole is SmartGuide that offers great story telling and suggested things to do for the travellers. But then, the app only functions as an audio guide without any AR wayfinding, merchant discoveries and objects interactions.

PublishAR and Locomole app has no equal in this region which explains the many prestigious Asia Pacific ICT Awards (APICTA) awards that the Company had won over the years, along with several recent media coverages that the Company continues to attract for its innovative use of technology to impact various segments of the industry and communities in Singapore.

YouTube SG

Search

cna
NATIONAL DAY 2021
Exploring Singapore's historic sites with augmented reality
eas of low COVID-19 vaccine coverage: WHO
COVID-19 booster jabs not needed for now
0:02 / 2:21

Mediacorp is a Singaporean public broadcast service. Wikipedia

National Day 2021: Augmented reality walking trail features 22 heritage stops in Singapore

3,208 views • Aug 18, 2021

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CNA’s special coverage of Locomole’s AR trail during Singapore’s National Day Celebration 2021. See https://youtu.be/VjaKQJySUKc

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SECURITY AND PRIVACY

To reduce the risk of leaking sensitive data, most of our transactions are “in-app purchases” through Google Play Store/Apple App Store. In addition, our online web transactions are handled by Stripe so that we do not handle sensitive transactional data like credit card numbers.

We also do not collect extensive private personally identifiable information directly from our users nor do we sell or rent any personally identifiable information about our users to any third party. In addition, we maintain a privacy policy that describes how we collect, use and share personal information and disclose the choices that our users have when accessing and using our platform.

Our team members implement a robust suite of security policies and standards to execute processes, operations, and development in a secure manner consistent with industry standards outlined the NIST Cybersecurity Framework.

At the physical and infrastructure layers, our platform and products are hosted on Amazon Web Services.

At the data layer, customer data is encrypted in transit over public networks using industry accepted encryption protocols (TLS 1.2 or higher). Encryption-at-rest is automated using AWS’ transparent disk encryption, which uses industry standard AES-256 encrypt to secure all volume (disk) data.

RESEARCH AND DEVELOPMENT

To date, we had three employees dedicated to research and development. This team works closely with our management team and execution level staff to enhance our solution offerings and develop new applications. Our product development process follows a focused innovation and development timeframe in order to deliver well-developed applications and enhancements catering to the evolving needs of our customers. A key element of our development process is the close communication and interactions between customer and our product team, through which we are able to design and develop product features adapted to customers’ needs.

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We built our proprietary platform from the ground up, and are continuously developing new applications and enhancements to optimize its performance. New applications or enhancements are verified by our quality assurance procedures including, but are not limited to, automated test, stress test and penetration test before we release them. Changes and updates to our applications are typically released on a monthly basis.

To compete effectively in the market, we introduce new applications, technologies, features, and functionality over rapid cycles lasting from three weeks to a month. For ongoing product improvements, the product and marketing teams ideate together on the set of changes required and we map out the user experience that we wish to enhance through the changes. We utilize the Scrum Agile development process and small Scrum teams to carry out the development over a series of short “sprints” with regular reviews with key stakeholders during the development cycle. Feedback is then consolidated and discussed for the next few sprint cycles. Future ideas are placed on the “Product Backlog” so that they can be deliberated upon for the next few sprint cycles.

Before release, the new applications and enhancements are subjected to a series of planned tests, including but not limited to stress tests.

SALES AND MARKETING

We have organized our internal sales and development teams to take an active role in working with our existing and prospective customers to address their needs for superior training and education offerings and Locomole application services. With respect to customer relationships, our sales and marketing efforts are integrated across all levels of management. Customers in each region are serviced by regional representatives who plan and execute our regional business development strategies. We incorporate sector specific expertise to support our sales and marketing efforts across designated sectors to cater customers’ evolving and different needs.

INTELLECTUAL PROPERTY

Our business is based significantly on the acquisition, creation, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we license from others, or that we designed and created by ourselves.

As of December 31, 2021, we had 2 registered trademarks, 5 registered copyrights, and 1 application for the registration of patents.

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business and we protect our intellectual property rights in various jurisdictions by relying on local laws and contractual restrictions. Moreover, we enter into confidentiality, proprietary rights assignment, non-compete and non-assignment agreements with our employees, and have confidentiality arrangements with our business partners. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to protect our intellectual property rights.” We may also be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors—Risks Related to Our Business and Industry—We are subject to risks related to litigation, including intellectual property infringement claims, consumer protection actions and regulatory disputes.”

OUR EMPLOYEES

Our human capital has scaled alongside the growth of our business. We had a total of 16 employees and 12 outsourced IT team based in India as of December 31, 2021. The following table indicates the distribution of our employees by function as of December 31, 2021:

Function	Number of Employees
General operation	10
Sales and marketing	4
Administration	1
Research and development	13
Total	28

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Our success depends on our ability to attract, retain, motivate, and aspire qualified personnel. We believe we offer our employees competitive compensation packages and a collegial and creative working environment. As a result, we have generally been able to attract and retain qualified employees and have had limited attrition at senior leadership levels.

We generally enter into standard confidentiality and employment agreements with our management and other employees. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for 1 year after the termination of his or her employment.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes as of the date of this prospectus.

PROPERTIES AND FACILITIES

Our headquarters and our principal technical development facilities are located in Singapore, where we had leased approximately 2,000 square meters of office space, as of December 31, 2021. We entered into a lease for use of office space at this location effective September 17, 2012.

Our servers are hosted in Amazon Web Services.

INSURANCE

Our insurance primarily consist of business insurance include premise and third parties liabilities, hospitalization for staff and personal accident. We do not have business interruption, product liability or key-man insurance. Please see “Risk Factors – Risks Related to Our Business and Industry – We may not have sufficient insurance to protect ourselves against substantial losses” for more details.

COMPETITION

The education technology and travel technology industries in which we operate are competitive and subject to changes in practice. As a result, we may face competition from many different entities now and in the future. As of now, we face competition from the following products: mobistudios, buuuk, Mint museum of toys in the local education market and no close competitor has been identified for the travel and tourism market locally and regionally.

All of the competitors discussed above are greatly competitive to us. Therefore, although we believe our products are currently superior, our competitors may also be able to develop superior products, and compete more aggressively and sustain their competitive advantage over a longer period of time than us. Our products may be rendered obsolete in the face of competition.

LEGAL PROCEEDINGS

We are currently not involved in litigation that we believe will have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to our knowledge threatened against or affecting, our company, any of our subsidiaries or their directors or officers or directors, in which an adverse decision is expected to have a material adverse effect.

INTERNAL CONTROL AND RISK MANAGEMENT

We are continuously improving our risk management functions and compliance.

We track laws and regulations to help ensure that we are able to create innovative solutions that benefit from regulatory flexibility while managing compliance with applicable laws. We closely monitor the development of new products and new product strategy in order to find creative solutions as well as to obtain the necessary approvals (whether licenses or registrations) to further the desired customer experience. We also proactively identify process and compliance gaps in our operations. We have policies and procedures designed to ensure that appropriate risk policies and trainings are implemented, and that internal operations are audited for compliance with applicable regulations and policies. We supervise the reporting and revision of these processes and policies to mitigate and minimize our risk.

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2020 and 2021 in accordance with the standards established by PCAOB, our independent registered public accounting firm has not identified any weaknesses in our internal control over financial reporting.

We are committed to remediating any material weaknesses as promptly as possible and improve capabilities for SEC’s reporting knowhow, and equip skillsets in internal controls over financial reporting. However, there can be no assurance that additional material weaknesses will not arise in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to remediate the material weaknesses, or the development of new material weaknesses in our internal control over financial reporting, could result in material misstatements in our financial statements, which may have a material adverse effect on our financial condition. In addition, we cannot assure you that we will not identify material weaknesses in the future with new business combinations.

Any inability on our part to implement effective internal control over financial reporting would subject us to increased risk of fraud or misuse of corporate assets that may subject us to potential delisting from the stock exchange where, when we are listed, regulatory investigations and civil or criminal sanctions may apply, and required to restate our financial statements from prior periods. If we fail to achieve and maintain an effective internal control environment, we may fail to meet reporting obligations and suffer misstatements in our reported financial information. This may result in investors losing confidence in our financial information. And in turn limit our ability to riase funds and access to capital markets. These would have material adverse impact on our results of operations, and lead to a decline in the market price of our [Class A] Ordinary Shares.

For internal control over financial reporting, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Internal Control over Financial Reporting” for more details. We may also face risks relating to our internal control over financial reporting, please see “Risk Factors – Risks Related to Our Business and Industry – We may fail to implement and maintain effective internal controls to remediate our material weakness over financial reporting, which could impair our ability to produce accurate financial statements on a timely basis.”

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Regulation

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations. The laws and regulations we are subject to relates to, among others, data privacy and consumer protection laws, intellectual property rights, anti-money laundering and terrorism financing, employment and labor and dividend distributions.

REGULATIONS ON LABOR

The general legislation governing employment of labour is the Employment Act 1968 of Singapore (the “Employment Act”). Protections such as, amongst others, maximum working hours, minimum holidays and rest days, maternity and/or paternity leave, paid childcare leave, sick leave, minimum notice periods, maximum amounts of deductions from wages are provided to employees falling within the scope of the Employment Act. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. The employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore. Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, The Central Provident Fund Act 1953 of Singapore also prescribes for contributions to the central provident fund by the employer for the benefit of the employees. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee.

REGULATIONS ON SAFETY AND HEALTH OF OUR EMPLOYEES AND CONTRACTORS

The principal legislation governing the safety, health and welfare of persons at work in workplaces is the Workplace Safety and Health Act 2006 of Singapore (the “WSHA”). The WSHA, amongst others, imposes a duty on every employer to take, so far as is reasonably practicable, such necessary measures to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The general penalties for non-compliance with the WSHA include the imposition of fines up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or its subsidiary legislation.

REGULATIONS ON DIVIDEND DISTRIBUTIONS

The Companies Act 1967 of Singapore (the “Companies Act”) governs the distribution of dividends in Singapore. Under the Companies Act, a Singapore company is only allowed to pay dividends out of profits in compliance with Section 403 of the Companies Act. Likewise, the Companies Act prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares. Distribution of dividends must also be done in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

REGULATIONS ON E-COMMERCE – CONSUMER PROTECTION

There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions including electronic transactions, but are not specifically targeted at regulating e-commerce operations. In the context e-commerce operations, one or more of these laws would be relevant.

The legislative framework to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts is set out in The Consumer Protection (Fair Trading) Act 2003 of Singapore (the “CPFTA”). The CPFTA defines suppliers to include persons who promote the use or purchase of goods or services, which includes those conducted through digital entertainment and e-commerce platforms. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things: (i) doing or saying anything which would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

The use of false trade descriptions on goods supplied in the course of trade is prohibited by the Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore (the “CPTDA”). This prohibition applies to all persons in the course of business and would be applicable in an e-commerce marketplace. Violations of the CPTDA are subject to criminal liability.

REGULATIONS ON INTELLECTUAL PROPERTY RIGHTS

The intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents, is administered by the Intellectual Property Office of Singapore. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

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Copyright

Pursuant to the Copyright Act 2021 of Singapore, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. An author automatically enjoys copyright protection as soon as the author creates and expresses an original work in a tangible form, and here is no need for the author to file for registration to obtain copyright protection. Copyright works delivered through the internet or stored on web servers are treated in the same manner as copyright material in other media.

Trademarks

By the Trademarks Act 1998 of Singapore, Singapore operates a first-to-file system in respect of registered trademarks, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the registered product or service. In the event of trademark infringement, the registered proprietor may to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, subject to the registration is renewed every 10 years.

Patents

The Patents Act 1994 of Singapore confers protection on patentable inventions on a first-to-file basis in Singapore, provided that the invention satisfies the requirements of novelty, having an inventive step and industrial applicability. During the life of the patent, the owner will have the exclusive right to exploit the invention that is the subject of the patent. The patents are valid for 20 years from the date of filing, subject to the payment of annual renewal fees.

REGULATIONS ON DATA PROTECTION

The Personal Data Protection Act 2012 of Singapore (the “PDPA”) generally requires companies to (i) provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, regardless true or not, about an individual who can be identified from that data and/or other accessible information), and (ii) to provide individuals with the right to access and correct their personal data. Companies have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (the “PDPC”) and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. The companies are also subjected to other obligations including accountability, protection, retention, and requirements around the overseas transfers of personal data.

In the event of improper collection, use and disclosure of personal data and certain failures to comply with the PDPA, the PDPC may impose sanctions accordingly. Companies who contravene provisions of the PDPA may be liable for certain financial penalties and/or imprisonment.

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Management

Directors and Executive Officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Png Bee Hin	63	CEO/Chairman of the Board of Directors
Lim Yau Boon*	52	Deputy CEO/Chief Strategy Officer
Lim Sie Bin Colin*	48	Chief Financial Officer
Trevor Fong Siu Kae*	45	Chief Business Officer
Steven Ng Choong Keong*	53	Chief Technology Officer

*	Has accepted director appointment effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.

Png Bee Hin, founder and CEO of LDR for 15 years. 42 years professional experience in organisation and leadership development; deployment of ERP platform to transform HR, Finance & Admin services and locational-based AR/VR tech platform solutions to enhance learning experience across various public & private education, training and tourism sectors in Asia Pacific region. BTheology (Bob Jones Memorial), PostGradDip Strategic Studies (JSSC, Australia), PostGradDip Organisation Learning (CSC, Singapore), EDip Swiss Management Consultancy (SMF, ST Gallen).

Lim Yau Boon, Deputy CEO, 30 years of Asia Pacific experience across multiple industries and functions, with various leadership roles in SAP, IBM, Motorola, Nextech AR. BA (National University of Singapore), MBA (Nanyang Technological University).

Lim Sie Bin Colin, Chief Financial Officer, 23 years’ experience in Finance stewardship in US, UK, Hong Kong, Singapore, Korea, mainly held positions in Finance and accounting, Financial Reporting and led IPO filings with Listed Companies in NYSE, TASE, SGX and HKeX. Holder of MBA (University of Bradford) and ACCA (UK), CISA (US) and Six Sigma (SGP).

Trevor Fong Siu Kae, Chief Business Officer, 20 years experience in South East Asia, North America, Australia and the Middle East, leading business operations and initiatives across travel, education, retail, and technology industries. BEE (University of Queensland).

Steven Ng Choong Keong, Chief Technology Officer, 30 years of ASEAN experience helping clients on ICT initiatives such as consulting (Enterprise Architecture), solution design and delivery across different industries (public and private, banking, retail, telecommunication, medical) in enterprises of all sizes (2 startups, 4 MNCs, 1 SME) to leverage the latest IT methods and technologies, Bachelor of Science in Computer Technology (Nanyang Technological University).

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Board of Directors

Our board of directors will consist of [●] directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the [NASDAQ Stock Market]and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract, proposed contract, arrangement or transaction is considered, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

As a Cayman Islands company listed on the [NASDAQ Capital Market], we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters rather than complying with [NASDAQ corporate governance standards]. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. We rely on this home country practice exception and do not have a majority of independent directors serving on our board of directors.

Committees of the Board

Prior to the completion of this offering, we intend to establish an audit committee and a compensation committee under the board of directors. We intend to adopt a charter for each of the two committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. [Our audit committee will consist of      ,      and      , and will be chaired by      . [  ],       and      satisfy the “independence” requirements of [Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market] and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the [NASDAQ Capital Market] and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that      qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the [Listing Rules of the NASDAQ Stock Market]. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full board of directors;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

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Compensation Committee. [Our compensation committee will consist of      ,      and      , and will be chaired by     .      and      satisfy the “independence” requirements of Section 303A of the [Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market]. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon.] The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans;

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.]

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

[Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. At each annual general meeting one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed pursuant to our amended and restated memorandum and articles of association then in effect. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.]

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Employment Agreements and Indemnification Agreements

[We [have entered] into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three- to six-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Compensation of Directors and Executive Officers

In 2021, we paid an aggregate of US$193,293 in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Singapore subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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Principal Shareholders

The following table sets forth information concerning the beneficial ownership of our [Class A] Ordinary Shares as of the date of this prospectus by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our [Class A] Ordinary Shares.

The calculations in the table below are based on 11,793,239 [Class A] Ordinary Shares on an as-converted basis issued and outstanding as of the date of this prospectus, and assuming an initial public offering price of US$[●] per [Class A] Ordinary Share, the mid-point of the estimated initial public offering price range on the front cover page of this prospectus, [Class A] ordinary, assuming the underwriter does not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	[Class A] Ordinary Shares	[Class B] Ordinary Shares	Total Ordinary Shares on an As- converted Basis	% of Total Ordinary Shares on an As- converted Basis	% of Aggregate Voting Power†
Directors and Executive Officers**:
Png Bee Hin	11,793,239	100	11,793,239
All Directors and Executive Officers as a Group	11,793,239	100
Principal Shareholders:
Png Bee Hin	11,793,239	100	11,793,239

[*	Less than 1% of our total outstanding shares.]

†	For each person or group included in this column, percentage of total voting power represents voting power based on both [Class A] held by such person or group with respect to all outstanding shares of our [Class A] as a single class. Each holder of our [Class A] Ordinary Shares is entitled to one vote per share.

We are conducting a reorganization of our Group, which we expect will be completed immediately before the listing. The calculations in the table below are based on 18.750,000 [Class A] Ordinary Shares on an as-converted basis issued and outstanding upon completion of the reorganization, and assuming an initial public offering price of US$4 per [Class A] Ordinary Share, the mid-point of the estimated initial public offering price range on the front cover page of this prospectus, [Class A] Ordinary Shares and [●] [Class B] Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming the underwriter does not exercise their over-allotment option.

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	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	[Class A] Ordinary Shares	[Class B] Ordinary Shares	Total Ordinary Shares on an As- converted Basis	% of Total Ordinary Shares on an As- converted Basis	% of Aggregate Voting Power†
Directors and Executive Officers**:
Png Bee Hin	11,793,293	[●]	1,027,629	2,738,777
Lim Yau Boon	116,266	[●]		116,266
Lim Sie Bin Colin	116,266	[●]		116,266
Steven Ng Choong Keong	58,133	[●]	58,133
Trevor Fong Siu Kae	29,067	[●]	29,067
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]
All Directors and Executive Officers as a Group	[●]	[●]
Principal Shareholders:
Png Bee Hin	11,793,293	[●]	1,027,629	2,738,777
Tay Tien Guan	485,372	[●]	485,372
Citystate Travel Holdings Pte Ltd	335,000	[●]	335,000
Officers	290,666	[●]	87,200	232,532
Li Huan Yu	849,057	[●]	849,057

[*	Less than 1% of our total outstanding shares.]

†	For each person or group included in this column, percentage of total voting power represents voting power based on both [Class A] and [Class B] Ordinary Shares held by such person or group with respect to all outstanding shares of our [Class A] and [Class B] Ordinary Shares as a single class. Each holder of our [Class A] Ordinary Shares is entitled to one vote per share. Each holder of our [Class B] Ordinary Shares is entitled to 20 votes per share. Our [Class B] Ordinary Shares are convertible at any time by the holder into [Class A] Ordinary Shares on a twenty-for-one basis, while [Class A] Ordinary Shares are not convertible into [Class B] Ordinary Shares under any circumstances.

As of the date of this prospectus, we did not have any [Class A] Ordinary Shares outstanding that were held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders.

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Description of Share Capital

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (2022 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital for IMMRSIV Inc, the ultimate holding company, is US$50,000 divided into 5,000,000 ordinary shares of par value US$0.01 each. Currently, 1 ordinary share of par value US$0.01 each in IMMRSIV Inc has been issued. Its immediate subsidiary, IMMRSIV Holdings Inc’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each. Currently, 11,793,239 shares of par value US$0.0001 each has been issued. See Page 6 For Restructuring and Organisational Chart.

Immediately prior to the completion of this offering, our authorized share capital will be US$[●] divided into [●] shares comprising of (i) [●] Class A Ordinary Shares of a par value of US$[●] each, (ii) [●] Class B Ordinary Shares of a par value of US$[●] each and (iii) [●] shares of a par value of US$[●] each of such class or classes (however designated) as our board of directors may determine in accordance with our post-offering memorandum and articles of association.

Immediately prior to the completion of this offering, all of our issued and outstanding ordinary shares and preferred shares will be converted into, and/or re-designated and re-classified, as [Class A] Ordinary Shares on a one-for-one basis, except that the 2,738,777 ordinary shares held by Png Bee Hin will be re-designated and re-classified as [Class B] Ordinary Shares on a one-for-one basis. Following such conversion and/or re-designation, we will have [●] [Class A] Ordinary Shares and [●] [Class B] Ordinary Shares issued and outstanding, assuming the underwriter does not exercise its option to purchase additional [Class A] Ordinary Shares. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

Our shareholders will conditionally adopt a [first] amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our current memorandum and articles of association dated June 24, 2022 in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into [Class A] Ordinary Shares and [Class B] Ordinary Shares. Holders of our [Class A] Ordinary Shares and [Class B] Ordinary Shares will have the same rights except for voting and conversion rights. Each [Class A] Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each [Class B] Ordinary Share shall entitle the holder thereof to 20 votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. [Class B] Ordinary Shares may be converted into the same number of [Class A] Ordinary Shares at the option of the holders thereof at any time, while [Class A] Ordinary Shares cannot be converted into [Class B] Ordinary Shares under any circumstances.

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Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of [Class A] Ordinary Shares and [Class B] Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each [Class A] Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of our Company, and each [Class B] Ordinary Share shall be entitled to 20 votes on all matters subject to the vote at general meetings of our Company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

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●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the [NASDAQ Capital Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of [NASDAQ Capital Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the Company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

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●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company that does not hold a license to carry on business in the Cayman Islands:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the Company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	an act purports to abridge or abolish the individual rights of a shareholder; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

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Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

We do not have any history of securities issuances.

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Shares Eligible For Future Sale

Upon completion of this offering, we will have [Class A] Ordinary Shares outstanding, representing approximately [25]% of our outstanding ordinary shares, assuming the underwriter does not exercise its over-allotment option. All of the [Class A] Ordinary Shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the [Class A] Ordinary Shares in the public market could adversely affect prevailing market prices of the [Class A] Ordinary Shares. Prior to this offering, there has been no public market for our [Class A] Ordinary Shares. We intend to apply to list the [Class A] Ordinary Shares on the [NASDAQ Capital Market], but we cannot assure you that a regular trading market will develop in the [Class A] Ordinary Shares. We do not expect that a trading market will develop for our [Class A] Ordinary Shares.

Lock-up Agreements

We [and each of our directors, executive officers and existing shareholders] have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our [Class A] Ordinary Shares or securities that are substantially similar to our [Class A] Ordinary Shares, including but not limited to any options or warrants to purchase our [Class A] Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our [Class A] Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the underwriter.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the [Class A] Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the [Class A] Ordinary Shares may dispose of significant numbers of the [Class A] Ordinary Shares in the future. We cannot predict what effect, if any, future sales of the [Class A] Ordinary Shares, or the availability of [Class A] Ordinary Shares for future sale, will have on the trading price of the [Class A] Ordinary Shares from time to time. Sales of substantial amounts of the [Class A] Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the [Class A] Ordinary Shares.

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Rule 144

All of our [Class A] Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those [Class A] Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then issued and outstanding ordinary shares of the same class which immediately after the completion of this offering will equal [Class A] Ordinary Shares, assuming the underwriter does not exercise its over-allotment option; or

●	the average weekly trading volume of our ordinary shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our [Class A] Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those [Class A] Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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Taxation

The following summary of the material Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in the [Class A] Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the [Class A] Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Singapore and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our [Class A] Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our [Class A] Ordinary Shares, nor will gains derived from the disposal of our [Class A] Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our [Class A] Ordinary Shares or on an instrument of transfer in respect of our [Class A] Ordinary Shares except those which hold interests in land in the Cayman Islands.

Singapore Tax Considerations

Dividends or Other Distributions with Respect to Ordinary Shares

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be income tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

Corporate Income Tax

Companies that carry on business in Singapore are subject to a flat rate of 17% of the companies’ chargeable income. Chargeable income refers to the companies’ taxable income (after deducting tax-allowable expenses).

Goods and Services Tax

Goods and Services Tax is charged at 7% on the supply of goods and services made in Singapore by a taxable person in the course or furtherance of one’s business and the importation of goods into Singapore.

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United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of [Class A Ordinary Shares] by U.S. Holders that acquire the [Class A Ordinary Shares] in this [offering] and hold the [Class A Ordinary Shares] as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on U.S. federal income tax laws in effect as of the date of this offering circular, including the Code and U.S. Treasury regulations, as in effect or proposed as of the date of this offering circular, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position to this summary.

This summary does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of [Class A Ordinary Shares]. Moreover, this summary does not address the Medicare tax on net investment income, alternative minimum tax, non-income tax (such as the gift and estate tax) or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of [Class A Ordinary Shares]. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	certain financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	dealers in securities or currencies;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities;
●	holders who acquire their [Class A Ordinary Shares] pursuant to any employee share option or otherwise as compensation;
●	persons holding [Class A Ordinary Shares] as part of a straddle, hedging, conversion or integrated transaction;
●	persons holding [Class A Ordinary Shares] in connection with a trade or business outside the United States;
●	persons subject to special tax accounting rules as a result of their use of financial statements;
●	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting Shares or (ii) the total value of all classes of our Shares; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the [Class A Ordinary Shares] through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of [Class A Ordinary Shares].

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our [Class A Ordinary Shares] that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity taxable as a partnership) that holds [Class A Ordinary Shares] will depend on the status of such partner and the activities of such partnership. If you are a partnership or a partner in such partnership, you should consult your tax advisors.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including any amounts deducted in respect of withholding taxes) paid on [Class A Ordinary Shares] out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.

The amount of any cash distribution paid in Hong Kong dollars will equal the U.S. dollar value of such Hong Kong dollars on the date of receipt of the distribution, regardless of whether such Hong Kong dollars are actually converted into U.S. dollars at that time. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect thereof. If the Hong Kong dollars so received are not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the Hong Kong dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale, conversion, or other disposition of such Hong Kong dollars generally will be considered a U.S.-source ordinary income or loss. Dividends received on [Class A Ordinary Shares] will not be eligible for the dividends received deduction allowed to corporations. We do not believe that we are a “resident enterprise” under PRC tax law. Accordingly, dividends are not eligible for the reduced rates that apply to “qualified dividend income” paid to certain non-corporate U.S. shareholders. However, if in the future we are treated as a “resident enterprise” for PRC tax purpose and we are eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”), dividends paid to certain non-corporate U.S. Holders may be eligible for the reduced tax rate applicable to “qualified dividend income,” subject to applicable limitations and provided we are not treated as a PFIC as described in “Passive Foreign Investment Company Rules” below for the taxable year of distribution or the preceding taxable year. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in the case that in the future we are treated as a “resident enterprise” for purposes of PRC tax law.

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Dividends will generally be treated as income from non-U.S. sources for U.S. foreign tax credit purposes. A U.S. Holder may be eligible, subject to complex limitations, to claim a foreign tax credit with respect to any non-U.S. withholding taxes imposed on dividends received on [Class A Ordinary Shares]. A U.S. Holder who does not elect to claim a foreign tax credit for non-U.S. tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes and subject to applicable limitations. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

If we were deemed to be a “resident enterprise” under PRC tax law, dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of any dividend will include amounts withheld in respect of the PRC withholding tax. Any PRC taxes withheld from dividends (at a rate not exceeding the applicable Treaty rate in the case of a U.S. Holder entitled for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable limitations that may vary depending upon the U.S. Holder’s circumstances. For foreign tax credit purposes, dividends paid by us will generally be income from non-U.S. sources, and generally will constitute “passive category income.” The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their own tax advisors regarding the creditability of foreign tax credits in their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of [Class A Ordinary Shares] in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such [Class A Ordinary Shares], in each case as determined in U.S. dollars. Any capital gain or loss will be long-term if the [Class A Ordinary Shares] have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss is subject to limitations.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of [Class A Ordinary Shares] generally will realize an amount equal to the U.S. dollar value of the currency received at the spot rate on the date of disposition (or, if the [Class A Ordinary Shares] are traded on an established securities market and the U.S. Holder is a cash-basis or electing accrual-basis taxpayer, at the spot rate on the settlement date). A U.S. Holder will have a tax basis in the foreign currency received equal to its value in U.S. dollars at the spot rate on the date of disposition or settlement date, as applicable. Any currency gain or loss realized on a subsequent conversion or other disposition of the foreign currency for a different U.S. dollar amount generally will be treated as U.S.–source ordinary income or loss.

If gain on the sale or other disposition of [Class A Ordinary Shares] were subject to PRC taxes, the treatment of such gain as U.S.-source income may preclude a U.S. Holder from claiming a credit for all or a portion of such PRC taxes. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat the gain as foreign-source income for foreign tax credit limitation purposes. U.S. Holders should consult their tax advisors regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax in their particular circumstances.

Passive Foreign Investment Company Considerations

For U.S. federal income tax purposes, we will be a PFIC for any taxable year in which either:

●	at least 75% of our gross income consists of passive income; or
●	at least 50% of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income.

For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets, and receive directly our proportionate share of the income, of any other corporation in which we directly or indirectly own at least 25% (by value) of the shares of such corporation. Passive income generally includes dividends, interest, rents, royalties, and certain capital gains. Cash is generally a passive asset. However, under recently proposed U.S. Treasury regulations, on which taxpayers may rely, an amount of cash held in a non-interest bearing financial account that is held for the present needs of an active trade or business and is no greater than the amount necessary to cover operating expenses incurred in the ordinary course of the trade or business and reasonably expected to be paid within 90 days is generally not treated as a passive asset. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. Based on the historical composition of our income and assets, we were not a PFIC for the most recent taxable year. [But because the current and projected composition of our income and assets (including the expected proceeds from the [offering] and the expected value of our assets, including goodwill, which is based on the expected price of our [Class A Ordinary Shares] in the [offering]) is uncertain, we may or may not expect to be a PFIC for the current taxable year.] However, because PFIC status is determined on an annual basis, our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets. Fluctuations in the market price of the [Class A Ordinary Shares] may cause us to be or become a PFIC for the current or future taxable years because the value of our goodwill may be determined by reference to the market price of the [Class A Ordinary Shares] from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this [offering]. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual determination, there can be no assurance that we will or will not be a PFIC for the current or any other taxable year. If we are a PFIC for any taxable year during which a U.S. Holder holds [Class A Ordinary Shares], we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds such [Class A Ordinary Shares], even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder made a “deemed sale” election and recognized gain taxable under the rules described above.

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If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of [Class A Ordinary Shares] and such U.S. Holder did not make a mark-to-market election (described below) during our first taxable year as a PFIC in which the U.S. Holder held [Class A Ordinary Shares], such U.S. Holder generally will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of [Class A Ordinary Shares]; and
●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such
U.S. Holder during a taxable year of the U.S. Holder, other than the taxable year in which the U.S. Holder’s holding period in the [Class A Ordinary Shares] begins, that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of [Class A Ordinary Shares] during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for the [Class A Ordinary Shares] before the current taxable year).

Under these rules,

●	such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the [Class A Ordinary Shares];
●	such amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are treated as a PFIC with respect to you for any taxable year, if any of our subsidiaries are also PFICs, or if we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion that the value of the [Class A Ordinary Shares] you own bears to the value of all of our Shares, and you generally will be subject to the rules described in the preceding two paragraphs for the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding how the PFIC rules apply to any of our subsidiaries or direct or indirect equity investments.

If a U.S. Holder, at the close of its taxable year, owns stock in a PFIC that is treated as “marketable stock” for U.S. federal income tax purposes, the U.S. Holder may make a mark-to-market election with respect to such stock for such taxable year. If the U.S. Holder makes a valid mark-to market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds [Class A Ordinary Shares] and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its [Class A Ordinary Shares]. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its [Class A Ordinary Shares] at the end of its taxable year over the adjusted tax basis in its [Class A Ordinary Shares]. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its [Class A Ordinary Shares] over the fair market value of its [Class A Ordinary Shares] at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).

The U.S. Holder’s adjusted tax basis in its [Class A Ordinary Shares] will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the [Class A Ordinary Shares] will be treated as ordinary income. Any loss recognized on a sale or other taxable disposition of the [Class A Ordinary Shares] will be treated as ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and thereafter as capital loss.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the Internal Revenue Service determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although the [Class A Ordinary Shares] have been approved for listing on the Stock Exchange, we cannot guarantee that this exchange is qualified in the current or future taxable years for purposes of the mark-to-market election. Furthermore, we cannot guarantee that, once listed, [Class A Ordinary Shares] will continue to be listed and regularly traded on the Stock Exchange.

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Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own if the lower-tier PFIC stock is not “marketable stock,” a U.S. Holder who makes a mark-to-market election with respect to [Class A Ordinary Shares] may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our subsidiaries if any of them is a PFIC.

If we are treated as a PFIC with respect to you for any taxable year, you should consult your own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to [Class A Ordinary Shares] under your particular circumstances.

In addition, in order to avoid the application of the PFIC rules, a U.S. person that owns the [Class A Ordinary Shares] in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund election” with respect to such PFIC if the PFIC provides the information necessary for such election to be made. We do not intend to provide the information that would enable you to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

A U.S. Holder that owns, or is deemed to own, shares in a PFIC during any taxable year of the Holder may have to file Internal Revenue Service Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the Internal Revenue Service, whether or not a mark-to-market election is or has been made. If we are or become a PFIC with respect to you for any taxable year, you should consult your tax advisor regarding any reporting requirements that may apply to you.

U.S. Holders are urged to consult their tax advisors as to our Company’s status as a PFIC, and, if our Company is treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our [Class A Ordinary Shares]. Our Company provides no advice on taxation matters.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” such as [Class A Ordinary Shares] or non-U.S. financial accounts through which the [Class A Ordinary Shares] may be held, for any year in which the aggregate value of all specified foreign financial assets exceeds a certain threshold, subject to certain exceptions (including an exception for [Class A Ordinary Shares] held in accounts maintained by certain U.S. financial institutions).

In addition, dividends on and proceeds from the sale or other disposition of [Class A Ordinary Shares] may be subject to information reporting to the Internal Revenue Service and possible backup withholding. You should consult your tax advisor regarding the application of the information reporting and backup withholding rules to your particular circumstances.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR [CLASS A ORDINARY SHARES] IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF ACQUIRING, HOLDING AND DISPOSING OF [CLASS A ORDINARY SHARES] IN LIGHT OF THE PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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Underwriting

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriter, Prime Number Capital, LLC has agreed to purchase, and we have agreed to sell to it, the number of [Class A] Ordinary Shares indicated below:

Underwriter	Number of [Class A] Ordinary Shares
Prime Number Capital, LLC
Total

The underwriter is offering the [Class A] Ordinary Shares subject to its acceptance of the [Class A] ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the [Class A] Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The underwriter is obligated to take and pay for all of the [Class A] Ordinary Shares offered by this prospectus if any such [Class A] Ordinary Shares are taken. However, the underwriter is not required to take or pay for the [Class A] Ordinary Shares covered by the underwriter’s option to purchase additional [Class A] Ordinary Shares described below.

Over-Allotment Option

We have granted to the underwriter an option, exercise for [●] days from the date of this prospectus, to purchase equal to fifteen percent (15%) of additional [Class A] Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriter may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional [Class A] Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of [Class A] Ordinary Shares listed next to the name of the underwriter in the preceding table.

Discounts and Expenses

The underwriter will offer the [Class A] Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $    per Ordinary Share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriter. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part.

The underwriting discounts are equal to seven percent (7%) of the initial public offering price set forth on the cover page of this prospectus.

The following table shows the per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to        additional [Class A] Ordinary Shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

We have agreed to pay to the underwriter a non-accountable fee of one percent (1%) of the aggregate offering amount upon closing of this offering.

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We have also agreed to reimburse the underwriter up to a maximum of $150,000 for our-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

We paid an expense deposit of $50,000 to the underwriter upon the execution of the letter of intent between us and the underwriter and agreed to pay additional $50,000 to the underwriter upon the initial confidential filing with the SEC for the underwriter’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have applied to list our [Class A] Ordinary Shares on the [NASDAQ Capital Market] under the symbol “[●]” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Underwriter’s Warrants

In addition, we have agreed to issue warrants to the underwriter to purchase a number of [Class A] Ordinary Shares equal to five percent (5%) of the total number of [Class A] Ordinary Shares sold in this offering (the “Underwriter’s Warrants”). Such warrants shall have an exercise price equal to one hundred twenty-five percent (125%) of the offering price of the [Class A] Ordinary Shares sold in this offering. The Underwriter’s Warrants may be purchased in cash or via cashless exercise, will be exercisable after six (6) months after closing of this offering, and will expire on the fifth anniversary of the effective date of the commencement of sales of the offering. The Underwriter’s Warrants and the underlying [Class A] Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriter’s Warrants nor any of our [Class A] Ordinary Shares issued upon exercise of the Underwriter’s Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of this offering. In addition, although the Underwriter’s Warrants and the underlying [Class A] Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Underwriter’s Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Underwriter’s Warrants. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the [Class A] Ordinary Shares issuable upon exercise of the Underwriter’s Warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of [Class A] Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of [Class A] Ordinary Shares at a price below the warrant exercise price.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the date of this prospectus, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our [Class A] Ordinary Shares or securities that are substantially similar to our [Class A] Ordinary Shares, including but not limited to any options or warrants to purchase our [Class A] Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our [Class A] Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriter.

Furthermore, each of our directors, executive officers, and five percent (5%) shareholders will enter into a similar lock-up agreement for a period of 180 days from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part, subject to certain exceptions, with respect to our [Class A] Ordinary Shares and securities that are substantially similar to our [Class A] Ordinary Shares.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our [Class A] Ordinary Shares. The initial public offering price of the [Class A] Ordinary Shares has been negotiated between us and the underwriter. Among the factors considered in determining the initial public offering price of the [Class A] Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

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Electronic Offer, Sale, and Distribution of [Class A] Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of [Class A] Ordinary Shares to selling group members for sale to its online brokerage account holders. The [Class A] Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our [Class A] Ordinary Shares. Specifically, the underwriter may sell more [Class A] Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of [Class A] Ordinary Shares available for purchase by the underwriter under option to purchase additional [Class A] Ordinary Shares. The underwriter can close out a covered short sale by exercising the option to purchase additional [Class A] Ordinary Shares or purchasing [Class A] Ordinary Shares in the open market. In determining the source of [Class A] Ordinary Shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of [Class A] Ordinary Shares compared to the price available under the option to purchase additional [Class A] Ordinary Shares. The underwriter may also sell [Class A] Ordinary Shares in excess of the option to purchase additional [Class A] Ordinary Shares, creating a naked short position. The underwriter must close out any naked short position by purchasing [Class A] Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the [Class A] Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriter may also impose a penalty bid. This occurs when a underwriter or dealer repays selling concessions allowed to it for distributing our [Class A] Ordinary Shares in this offering because such underwriter repurchases those [Class A] Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriter may bid for, and purchase, our [Class A] Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our [Class A] Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on [NASDAQ Stock Market], in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in our [Class A] Ordinary Shares on [NASDAQ] in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the [Class A] Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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Selling Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of our [Class A] Ordinary Shares or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the [Class A] Ordinary Shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the [Class A] Ordinary Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

	(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

	(ii)	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

	(iii)	person associated with the company under section 708(12) of the Corporations Act; or

	(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the [Class A] Ordinary Shares issued to you pursuant to this document for resale in Australia within 12 months of those [Class A] Ordinary Shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The [Class A] Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted customers, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the [Class A] Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the [Class A] Ordinary Shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any [Class A] Ordinary Shares in the Cayman Islands.

113

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus

Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriters that:

●	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

●	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

114

Hong Kong. The [Class A] Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the [Class A] Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to [Class A] Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan. The [Class A] Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and [Class A] Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and [Class A] Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our [Class A] Ordinary Shares may not be circulated or distributed, nor may our [Class A] Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our [Class A] Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the [Class A] Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

115

Taiwan. The [Class A] Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the [Class A] Ordinary Shares in Taiwan.

United Kingdom. An offer of the [Class A] Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

116

Expenses Related To This Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the [Class A] Ordinary Shares by us. With the exception of the SEC registration fee, the [NASDAQ Capital Market] listing fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

	US$
SEC registration fee		15,000
NASDAQ listing fee		50,000
Financial Industry Regulatory Authority filing fee		20,000
Printing and engraving expenses		10,000
Legal fees and expenses		788,000
Accounting fees and expenses		250,000
Miscellaneous		350,000
Total	US$	1,483,000

These expenses will be borne by us.

117

Legal Matters

We are being represented by Sidley Austin with respect to certain legal matters as to United States federal securities and New York State law. The underwriter is being represented by VCL Law, LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the [Class A] Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels Singapore LLP. Sidley Austin may rely upon CNPLaw LLP with respect to matters governed by Singapore law.

118

Experts

The financial statements as of and for the years ended December 31, 2020 and 2021, and the related financial statement schedule included in this prospectus have been audited by Paris, Kreit & Chiu CPA LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Paris, Kreit & Chiu CPA LLP is located at Address:200 Park Ave, Suite 1700, New York, NY 10166, the United States.

119

Where You Can Find Additional Information

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying [Class A] Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the [Class A] Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

120

Index to Consolidated Financial Statements

LDR Pte. Ltd. and its subsidiary

(Company Registration Number: 200816882D)

Directors’ Statement and Financial Statements

Financial Years Ended 31 December 2020 and 2021

LDR Pte. Ltd. and its subsidiary

General Information

Directors

Png Bee Hin

Leow Tze Wen

Registered Office

1004 Toa Payoh North

#04-12

Singapore 318995

Auditor

Paris, Kreit & Chiu CPA LLP

Principal Banker

Oversea Chinese Banking Corporation Bank

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

LDR Pte Ltd & Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of LDR Pte Ltd and Subsidiary (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Paris Kreit and Chiu CPA’s LLP

Los Angeles, California

July 15, 2022

We have served as the Company’s auditor since 2022

F-2

LDR Pte. Ltd. and its subsidiary

Consolidated Statements of Financial Position

As at 31 December 2021 and 2020

	Note	2021	2020
		US$	US$
Assets
Non-current assets
Plant and equipment	4	102,299	55,665
Intangible assets – Software development cost	5	942,583	638,486
		1,044,882	694,151

Current assets
Trade and other receivables	6	538,510	575,814
Amount due from related party	20	4,641	-
Cash and bank balances	7	547,876	25,212
		1,091,027	601,026

Total assets		2,135,909	1,295,177

Equity and liabilities
Equity
Share capital	8	2,474,000	2,474,000
Foreign currency translation reserves		(56,980)	(42,980)
Accumulated losses		(1,912,273)	(1,791,456)
Profit/(loss) during the year		460,489	(120,817)
Total equity		965,236	518,747

Liabilities
Non-current liabilities
Loan from shareholder	9	327,735	337,872
Long term bank borrowings	10	337,415	-
Lease liability	11	52,446	-
		717,596	337,872

Current liabilities
Loan from shareholder	9	-	114,486
Short term bank borrowings	10	92,794	-
Lease liability	11	29,339	22,593
Accounts payable	12	313,784	295,947
Deferred revenue	13	17,160	5,532
		453,077	438,558

Total liabilities		1,170,673	776,430

Total equity and liabilities		2,135,909	1,295,177

The accompanying notes form an integral part of these financial statements.

F-3

LDR Pte. Ltd. and its subsidiary

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the financial years ended 31 December 2021 and 2020

	Note	2021	2020
		US$	US$

Revenue	14	2,700,536	1,732,516
Cost of sales		(1,275,759)	(1,208,928)
Gross profit		1,424,777	523,589

Other income	15	158,294	190,171
Administrative expenses		(1,097,362)	(816,444)
Finance expenses	16	(25,220)	(18,133)
Profit/ (loss) before tax	17	460,489	(120,817)
Income tax expense	18	-	-
Net income /(loss)		460,489	(120,817)

Other comprehensive income
Exchange differences on translation of foreign currency financial statement		(14,000)	6,795
Profit/(loss) after tax, representing total comprehensive (Income)/loss for the year		446,489	(114,022)

Basic and diluted earnings (loss) per ordinary share		0.15	(0.04)

Weighted average number of common shares outstanding – Basic and diluted		2,906,666	2,906,666

The accompanying notes form an integral part of these financial statements.

F-4

LDR Pte. Ltd. and its subsidiary

Consolidated Statements of Changes in Equity

For the financial years ended 31 December 2021 and 2020

	Share capital	Translation reserves	Accumulated losses	Total equity
	US$	US$	US$	US$

Company
As at 31 December 2019	2,474,000	(49,775)	(1,791,456)	632,769
(Loss) for the year	-	-	(120,817)	(120,817)
Foreign currency translation difference	-	6,795	-	6,795
As at 31 December 2020	2,474,000	(42,980)	(1,912,273)	518,747
Profit for the year	-	-	460,489	460,489
Foreign currency translation difference	-	(14,000)	-	(14,000)
As at 31 December 2021	2,474,000	(56,980)	(1,451,784)	965,236

The accompanying notes form an integral part of these financial statements.

F-5

LDR Pte. Ltd. and its subsidiary

Consolidated Statement of Cash Flows

For the year ended 31 December 2021 and 2020

		2021	2020
	Note	US$	US$

Cash flows from operating activities
Profit /(loss) before income tax		460,489	(120,817)
Adjustment for:
Depreciation of PPE		19,949	16,345
Depreciation of ROU		31,302	30,851
Loss on disposal of PPE		-	3,269
Amortization on intangible assets		65,507	54,684
Government grant - rent concession		-	(2,094)
Interest expense		25,220	18,133
Interest income		(262)	(211)
Operating cash flows before movements in working capital		602,205	160
Working capital changes:
Receivables		20,169	281,396
Trade payables		(35,132)	(48,987)
Other payables		59,590	(51,815)
Advances from customers		11,817	5,303
Cash flows generated from operations		658,649	186,057
Interest paid		(23,236)	(13,420)
Interest received		262	211
Net cash flows generated from operating activities		635,675	172,848

Cash flows from investing activities
Software development cost		(385,420)	(374,061)
Proceeds from disposal of plant and equipment		-	6,152
Purchase of plant and equipment		(7,626)	(36,471)
Net cash flows used in investing activities		(393,046)	(404,380)

Cashflows from financing activities
Proceeds from loans obtained from banks		483,649	-
Repayment of loan and interest		(50,959)	-
Payment to lease creditors		(33,706)	(31,035)
Loan from a director		-	109,746
Repayment of loan to a director		(115,379)	-
Net cashflows generated from financing activities		283,605	78,711

Net increase /(decrease) in cash and cash equivalents		526,234	(152,821)
Effect of foreign exchange rate changes on cash and cash equivalents		(3,569)	(3,160)
Cash and cash equivalents at beginning of the year		25,212	181,192
Cash and cash equivalents at the end of financial year	7	547,876	25,212

The accompanying notes form an integral part of these financial statements.

F-6

LDR Pte. Ltd. and its subsidiary

Notes to the Consolidated Financial Statements

For the financial year ended 31 December 2020 and 2021

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1.	General

LDR Pte. Ltd. (the “Company”) is incorporated and domiciled in Singapore with its registered office and principal place of business at 1004 Toa Payoh North, #04-12, Singapore 318995.

The principal activities of the Company are those of development of software for interactive digital media (except games) and travel agencies and tour operators (mainly inbound), provision of personal deployment and content development services.

2.	Summary of significant accounting policies

2.1	Basic of preparation

The consolidated financial statements of the Company and the statement of financial position, statement of comprehensive income, statement of changes in equity and statement of cash flows of the Company have been drawn up in accordance with International Financial Reporting Standards (“IFRSs”). The financial statements have been prepared on the historical cost basis except as disclosed in the accounting policies below.

The consolidated financial statements are presented in United States Dollar (US$), and the Company’s functional currency is in Singapore Dollars (S$).

2.2	Adoption of new and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year except that in the current financial year, the Company has adopted all the new and amended standards which are relevant to the Company and are effective for annual financial periods beginning on or after 1 January 2020. The adoption of these standards did not have any material effect on the financial performance or position of the Company.

2.3	Standards issued but not yet effective

The Company has not adopted the following standards applicable to the Company that have been issued but not yet effective:

Description	Effective for annual periods beginning on or after
Amendments to IFRS 16 Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IFRS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRSs 2018 – 2020	January 1, 2022
Amendments to IFRS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IFRS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 1, 2023
Amendments to IFRS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	January 1, 2023
Amendments to IFRS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

Amendments to IFRS 10 Consolidated Financial Statements and IFRS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Annual improvements to IFRS Standards 2018-2020 Cycle

Amendments to IFRS 1-First time Adopters of International Standards, IFRS 9, Financial Instruments, IFRS 16 Leases and IAS 41 Agriculture.

Date to be determined

F-7

The directors expect that the adoption of the standards above will have no material impact on the financial statements in the year of initial application.

2.4	Basic of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiary, and its wholly owned subsidiary, LDR Technology Pte. Ltd. The financial statements of the subsidiary used in the preparation of the consolidated financial statements are prepared for the same reporting date as the Company. Consistent accounting policies are applied to like transactions and events in similar circumstances. LDR Technology Pte Ltd had no revenue or operations during the years ended December 31, 2021.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions and dividends are eliminated in full.

Subsidiary is consolidated from the date of acquisition, being the date on which the Company obtained control, and will continue to be consolidated until the date that such control ceases.

Losses within a subsidiary are attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

●	De-recognizes the assets (including goodwill) and liabilities of the subsidiary at their carrying amounts at the date when controls are lost;

●	De-recognizes the carrying amount of any non-controlling interest;

●	De-recognizes the cumulative translation differences recorded in equity; Recognizes the fair value of the consideration received;

●	Recognizes the fair value of any investment retained; Recognizes any surplus or deficit in profit or loss;

●	Re-classifies the Company’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

2.5	Foreign currency transactions and balances

The Company’s reporting currency is the U.S. dollar. The functional currency of LDR Pte Ltd and its subsidiary is the Singapore dollar. Transactions in foreign currencies are measured in the respective functional currencies of the Company and its subsidiary and are recorded on initial recognition in the functional currency at exchange rates approximating those ruling at the transaction dates. Gains and losses resulting from transactions denominated in non-functional currencies are recorded in earnings. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the end of the reporting period are recognized in profit or loss.

At the end of the reporting period, assets and liabilities are translated into U.S dollars using the exchange rates at the balance sheet date and revenue and expenses are translated at a weighted average exchange rate for the year then ended. Resulting translation adjustments are reflected in other comprehensive income.

2.6	Plant and equipment

All items of plant and equipment are initially recorded at cost. Subsequent to recognition, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

F-8

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Months
Office equipment	24 - 60
Furniture and fittings	36
Telecommunication equipment	24
Motor vehicles	84
Right-of-use asset - office	Over the lease period of 32 months

The residual value, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

2.7	Intangible assets

Research costs are recognized as an expense when incurred. Costs directly attributable to the development of computer software are capitalized as intangible assets only when technical feasibility of the project is demonstrated, the Company has an intention and ability to complete and use the software and the costs can be measured reliably. Such costs include purchases of materials and services and payroll-related costs of employees directly involved in the project.

After initial recognition, an intangible asset with finite useful life is carried at cost less any accumulated amortization and any accumulated impairment losses.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amounts of the assets and is recognized in profit and loss when the asset is derecognized.

The amortizable amount of an intangible asset with finite useful life is allocated on a systematic basis over the best estimate of its useful life from the point at which the asset is ready for use. The useful lives are as follows:

Years
Development cost - Pocket trips	3
Development cost - iPlus	5

2.8	Subsidiary

A subsidiary is an investee that is controlled by the Company. The Company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

In the Company’s separate financial statements, investment in a subsidiary is accounted for at cost less impairment losses.

2.9	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when an annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or Company of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

F-9

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

2.10	Financial instruments

(a)	Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Investments in debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (FVOCI) and FVPL.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortization process.

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

(b)	Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Company becomes a party to the contractual provisions of the financial instrument. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, directly attributable transaction costs.

F-10

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.11	Impairment of financial assets

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.12	Cash and bank balances

Cash and bank balances comprise of cash at bank and on hand and are subject to an insignificant risk of changes in value.

2.13	Revenue recognition

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognized when the Company satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

F-11

(a)	Rendering of services

The Company provides manpower services, development and usage of software and mobile apps for interactive digital media to its customers. The amount of revenue recognized is based on the agreed transaction price with its customers. Revenue from these services is recognized when the Company satisfies its performance obligations which generally coincides with delivery and acceptance of the services rendered.

(b)	License fee

The Company provides its customers licensing on the use of its mobile apps over an agreed period. Revenue from license fee is recognized over time based on the agreed license period.

(c)	Leasing income

The Company provides lease of thermal scanners to its customers. Rental income arising from lease of thermal scanners is recognized on a straight-line basis over the lease term.

(d)	Sale of goods

The Company provides sale of thermal scanners and robots to its customers. Revenue from sale of goods is recognized when the Company satisfies a performance obligation at a point in time by delivered the goods to customers.

2.14	Government grants

Government grants are recognized as a receivable when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with.

When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the fair value is recognized as deferred income on the statement of financial position and is recognized as income in equal amounts over the expected useful life of the related asset.

2.15	Employee benefits

Defined contribution plans

The Company makes contributions to the Central Provident Fund scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

2.16	Borrowings costs

All borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss in the period in which they are incurred.

2.17	Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities representing the obligations to make lease payments and right-of-use assets representing the right to use the underlying leased assets.

The Company has applied the amendment to IFRS 16 Leases: Covid-19-Related Rent Concessions. The Company applies the practical expedient allowing it not to assess whether a rent concession related to COVID-19 is a lease modification. The Company applies the practical expedient consistently to contracts with similar characteristics and in similar circumstances. For rent concessions in leases to which the Company chooses not to apply the practical expedient, or that do not qualify for the practical expedient, the Company assesses whether there is a lease modification.

F-12

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment. The accounting policy for impairment is disclosed in Note 2.9.

The Company’s right-of-use assets are presented within plant and equipment (Note 4).

Lease liability

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

As lessee

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liability is disclosed in Note 11.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of premises (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

F-13

2.18	Taxes

(a)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authority. The tax rate and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting period, in the countries where the Company operates and generates taxable income.

Current income taxes are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(b)	Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. There is no deferred tax at reporting date.

(c)	Goods and Services Tax (GST)

Revenue, expenses and assets are recognized net of the amount of GST except:

●	Where the GST incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

●	Receivables and payables that are stated with the amount of GST included.

2.19	Share capital

Proceeds from issuance of ordinary shares are recognized as share capital in equity. Incremental costs directly attributable to the issuance of ordinary shares are deducted against share capital.

3.	Significant accounting judgements and estimates

The preparation of the Company’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of each reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

3.1	Judgements made in applying accounting policies

Determination of functional currency

In determining the functional currency of the Company, judgement is used by the Company to determine the currency of the primary economic environment in which the Company operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

F-14

3.2	Key sources of estimation of uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

(a)	Provision for expected credit losses of trade receivables

The Company uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Company’s historical observed default rates. The Company will calibrate the matrix to adjust historical credit loss experience with forward- looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

The carrying amounts of the Company’s trade receivables as at 31 December 2020 and 2021 were US$486,753 and US$444,731 respectively.

(b)	Leases – estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate to measure lease liabilities. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right- of-use asset in a similar economic environment. The incremental borrowing rate therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity- specific estimates.

F-15

4.	Plant and equipment

	Office equipment	Furniture and fittings	Tele-communication equipment	Motor vehicles	Right-of-use asset - office	Total
	US$	US$	US$	US$	US$	US$
Cost
As at 31 December 2019	112,829	30,005	37,060	33,149	84,224	297,269
Additions during the year	36,471	-	-	-	-	36,471
Disposal during the year	-	-	-	(32,380)	-	(32,380)
Currency realignment	3,717	570	704	(769)	1,599	5,820
As at 31 December 2020	153,017	30,575	37,764	-	85,823	307,179
Additions during the year	3,580	2,046	2,000	-	91,753	99,380
Currency realignment	(3,371)	(681)	(838)	-	(2,405)	(7,297)
As at 31 December 2021	153,226	31,940	38,926	-	175,171	399,262

Accumulated depreciation
As at 31 December 2019	105,094	29,820	37,061	18,456	31,584	222,015
Depreciation charge during the year	11,346	68	-	4,931	30,851	47,197
Disposal during the year	-	-	-	(22,959)	-	(22,959)
Currency realignment	2,485	569	704	(428)	1,932	5,262
As at 31 December 2020	118,925	30,457	37,764	-	64,367	251,514
Depreciation charge during the year	18,424	525	1,000	-	31,302	51,251
Currency realignment	(2,710)	(670)	(833)	-	(1,589)	(5,802)
As at 31 December 2021	134,639	30,312	37,931	-	94,080	296,963

Net book value
At 31 December 2021	18,587	1,627	994	-	81,091	102,299
At 31 December 2020	34,092	118	(0)	-	21,456	55,665

Right-of-use asset acquired under leasing arrangements is presented together with the owned assets of the same class. Details of such leased asset is disclosed in Note 19(a).

5.	Intangible assets

	Development cost - Pocket trips	Development cost – iPlus phase 1	Development cost – iPlus phase 2	Total
	US$	US$	US$	US$

Cost
At 31 December 2019	641,877	224,523	-	866,400
Additions during the year	-	374,061	-	374,061
Currency re-alignment	12,186	20,417	-	32,603
At 31 December 2020	654,063	619,001	-	1,273,064
Additions during the year	-	317,837	67,583	385,420
Currency re-alignment	(14,323)	(15,377)	(387)	(30,088)
At 31 December 2021	639,740	921,460	67,196	1,628,396

Accumulated Amortization
At 31 December 2019	566,773	-	-	566,773
Amortization charge during the year	54,684	-	-	54,684
Currency re-alignment	13,122	-	-	13,122
At 31 December 2020	634,578	-	-	634,578
Amortization charge during the year	19,168	46,339	-	65,507
Currency re-alignment	(14,006)	(266)	-	(14,272)
At 31 December 2021	639,740	46,073	-	685,813

Carrying Amount
Net book value at 31 December 2021	-	875,387	67,196	942,583
Net book value at 31 December 2020	19,485	619,001	-	638,486

F-16

6.	Trade and other receivables

	2021	2020
	US$	US$

Trade receivables - third parties	486,753	444,731

Deposits	9,273	10,150
Other receivables	8,061	8,055
Grant receivable	34,422	112,878

Total	538,510	575,813

Trade receivables are unsecured, non-interest bearing and are generally on 30 days terms (2020: 30 days).

Grant receivable refers to the entitled grant receivable from the Singapore Government in the form of wage support to the Company which intended to offset the wages paid to local employees under the Jobs Support Scheme (“JSS”).

There is no other class of financial assets that is past due and impaired.

Trade and other receivables are denominated in Singapore Dollar.

Receivables that are past due but not impaired

The Company had trade receivables amounting to US$145,034 and US$118,711 as at 31 December 2021 and 2020 that were past due at the reporting date but not impaired. These receivables were unsecured and the analysis of their aging at the reporting date were as follows:

	2021	2020
	US$	US$

Trade receivables past due but not impaired
Less than 30 days	145,034	115,444
More than 30 days	-	518
	145,034	115,962

7.	Cash and bank balances

	2021	2020
	US$	US$

Cash on hand	142	211
Cash at banks	547,734	25,001
	547,876	25,212

Cash at bank earns interest at floating rates based on daily bank deposit rate.

Cash and bank balances are denominated in the following currencies:

	2021	2020
	US$	US$

Singapore Dollar	538,210	16,554
United States Dollar	9,666	8,658
	547,876	25,212

F-17

8.	Share capital

	Number of shares	Amount
		US$

At 31 December 2020 and 2021	2,906,666	2,474,000

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restrictions. The ordinary shares have no par value.

9.	Loan from shareholders

	2021	2020
	US$	US$

Loan from shareholders
Loan from shareholder A – Non-current	327,735	337,872
Loan from shareholder B – current	-	114,486
	327,735	452,358

Loan from shareholder A amounting to US$ 327,735 (2020: US$337,872) is unsecured, bears interest at 5% per annum on the principal amount and is not expected to be repaid within the next twelve months.

Interest expense on loan from Shareholder A amounting to US$16,481 (2020: US$16,104) is charged to the profit and loss for the financial years ended 31 December 2021 and 2020 respectively.

Loan from Shareholder B amounting to US$114,486 is unsecured, non-interest bearing and has been fully settled during the financial year ended 31 December 2021.

Loan from shareholders are denominated in Singapore Dollar.

10.	Bank borrowings

	2021	2020
	US$	US$

Bank borrowings
Current	92,794	-
Non-current	337,415	-
	430,209	-

Bank borrowings

The weighted average effective interest rate is 2.5% (2020: Nil) per annum.

The bank borrowings are secured jointly and severally by guarantee from certain directors of the Company. The amounts are denominated in Singapore Dollar.

Interest expense on bank borrowings amounting to US$6,755 (2020: Nil) is charged to the profit and loss for the financial years ended 31 December 2021 and 2020 respectively.

F-18

11.	Lease liability

	Minimum lease payments		Net present value of lease payments
	2021	2020	2021	2020
	US$	US$	US$	US$

Within one year	32,933	23,040	29,339	22,953
Within two to five years	54,888	-	52,446	-
	87,821	23,040	81,785	22,593
Finance charges allocated to future periods	(6,036)	(447)	-	-
	81,785	22,593	81,785	22,593

Current portion			29,339	22,593
Non-current portion			52,446	-
			81,785	22,593

Lease liability is denominated in Singapore Dollar.

12.	Trade and other payables

	2021	2020
	US$	US$

Trade payables - third parties	215,380	255,915
Accruals	75,613	26,435
GST payable	22,791	13,598
	313,784	295,948

Trade payables are non-interest bearing and are normally settled on 30 to 90 days terms (2020: 30 to 90 days terms).

Trade and other payables are denominated in Singapore Dollar.

13.	Deferred revenue

Deferred revenue relates to advances received for provision of services. A contract liability is recognized for the advances received from the customers and is derecognized as and when the performance obligation is satisfied.

F-19

14.	Revenue

Disaggregation of revenue

Timing of transfer of good or services	At a point in time	Over time	Total
	US$	US$	US$

2021
Rendering of services	2,626,183	-	2,626,183
License fee	-	44,830	44,830
Leasing income	-	670	670
Sale of goods	27,679	-	27,679
Miscellaneous income	1,174	-	1,174
	2,655,036	45,500	2,700,536

2020
Rendering of services	1,677,454	-	1,677,454
License fee	-	8,335	8,335
Leasing income	-	1,341	1,341
Sale of goods	44,081	-	44,081
Miscellaneous income	1,305	-	1,305
	1,722,840	9,676	1,732,516

The Company has one (2020: one) major customer that contributed US$ 2,454,573 (2020: US$1,621,076) or 90.9% (2020: 93.6%) of the total revenue for the financial years ended 31 December 2021 and 2020 respectively.

15.	Other income

	2021	2020
	US$	US$

Interest income	195	211
Government grant – Jobs Support Scheme	18,193	116,030
Government grant – Jobs Growth Incentive	45,411	4,174
Government grant – Rent Concession	2,848	2,094
Government grant – Foreign Worker Levy	-	4,877
Government grant – Professional Conversion Programmes	43,015	38,883
Government grant – STB Marketing Partnership Programmes	20,090	-
Government grant – Skills Future Singapore	6,094	87
Government grant – Wage Credit Scheme	16,559	16,645
Government grant – Childcare leave/NS Pay	3,758	6,134
Government grant – Others	2,131	1,036
	158,294	190,171

Jobs Support Scheme (“JSS”)

The Jobs Support Scheme (“JSS”) was first introduced in the Singapore’s Budget 2020 (the “Unity Budget”) announcement on 18 February 2020 and further enhanced in the Resilience Budget, Solidarity Budget, Fortitude Budget and Ministerial Statement that follows. The purpose of JSS, which is a form of cash flow support, is to provide wage support to employers to help them retain their local employees (Singapore Citizens and Permanent Residents) during this period of economic uncertainty until end of 2020 that was resulted by COVID-19 pandemic.

Under the JSS, the Singapore Government co-funds between 25% to 75% of the first S$4,600 of gross monthly wages paid to each local employee in a 10-month period (October 2019 to December 2019, and February 2020 to August 2020) and 10% to 50% of the same in the subsequent 7-month period (September 2020 to March 2021).

The amount has been fully disbursed during the financial year ended 31 December 2021.

F-20

16.	Finance expenses

	2021	2020
	US$	US$

Interest expense on:
- loan from shareholders	16,481	16,104
- lease liability (Note 11)	1,984	2,028
- bank borrowings	6,755	-
	25,220	18,133

17.	Profit/(loss) before tax

Profit/(loss) before tax has been arrived at after charging

	2021	2020
	US$	US$

Amortisation of intangible assets (Note 5)	65,507	54,684
Depreciation of plant and equipment (Note 4)	51,251	47,197
Employee benefits expense (Note 17A）	827,387	621,544
Legal and professional fee	17,845	20,273
Subscription fee	17,491	13,913

17A.	Employee benefits expense

	2021	2020
	US$	US$

Director’s remuneration
Salaries and bonuses	109,082	98,318
CPF	5,558	4,698
	114,640	103,016

Staff
Salaries and bonuses	576,584	414,936
CPF, FWL and SDL	132,361	102,008
Medical and dental expenses	512	361
Staff welfare	3,290	1,222
	712,747	518,527

Total employee benefits expense	827,387	621,544

F-21

18.	Income tax expense

Relationship between tax expense and accounting (loss)/profit

A reconciliation between tax expense and the product of accounting profit/(loss) multiplied by the applicable corporate tax rate for the financial years ended 31 December 2021 and 2020 was as follows:

	2021	2020
	US$	US$

Profit/(loss) before tax	460,489	(120,817)

Income tax rate using statutory rate of 17%	78,283	(20,539)
Tax effects of:
Non-taxable income	(3,577)	(20,910)
Non-deductible expenses	(41,018)	(41,261)
Utilisation of previously unrecognized tax losses	(33,688)	-
Deferred tax asset not recognized	-	82,710
Income tax expense recognized in profit or loss	-	-

The Company has unrecognized tax losses of US$3,379,768 (2020: US$3,455,436) and capital allowances of US$1,423,978 (2020: US$1,657,298) respectively at the reporting date which can be carried forward and used to offset against future taxable income for unlimited future period subject to meeting certain statutory requirements. They have not been recognized in the financial statements due to the uncertainty of their recovery.

	2021	2020
	US$	US$

Beginning of the year	5,112,734	4,519,391
Utilised during the year	(198,165)	-
Additions during the year	-	486,532
Currency re-alignment	(110,824)	106,812
At the end of the year	4,803,745	5,112,734

19.	Leases

Company as a lessee

The Company has lease contract for its office. The Company is restricted from assigning and subleasing the leased assets.

The Company also has lease of premises with lease term of 12 months or less and lease of office equipment with low value. The Company applies the “short-term lease” and “lease of low-value assets” recognition exemptions for these leases.

F-22

(a)	Carrying amounts of right-of-use assets presented within plant and equipment

Right-of-use asset – office
US$

At 31 December 2019	52,640
Depreciation	(30,851)
Currency re-alignment	(333)
At 31 December 2020 (Note 4)	21,456
Additions	91,753
Depreciation	(31,302)
Currency re-alignment	(816)
At 31 December 2021 (Note 4)	81,091

(b)	Lease liability

The carrying amounts of lease liability and the movements during the year are disclosed in Note 11 and the maturity analysis of lease liability is disclosed in Note 22 under liquidity risk.

(c)	Amounts recognized in profit or loss

	2021	2020
	US$	US$

Depreciation of right-of-use assets (Note 4)	31,302	30,851
Interest expense on lease liability (Note 16)	1,983	2,028
Lease expense not capitalised in lease liability
- Expense relating to short-term lease	39	1,131
- Expense relating to lease of low-value asset	2,143	2,088
	2,182	3,219

Total amount recognized in profit or loss	35,467	36,098

20.	Significant related party transactions

In addition to the related party information disclosed elsewhere in the financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial year:

	2021	2020
	US$	US$

Interest expense paid to shareholder A	16,481	16,104
Payment of expense on behalf of related party	4,641	-

Compensation of key management personnel

Director’s remuneration is disclosed in Note 17A. There are no other key management personnel in the Company other than the directors.

F-23

21.	Fair value of assets and liabilities

Assets and liabilities not measured at fair value

Other receivables, cash and bank balances and other payables

The carrying amounts of these balances approximate their fair values due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amounts of these balances approximate their fair values as they are subject to normal trade credit terms.

Loan from shareholders and lease liability

The carrying amounts of these balances approximate their fair values as they are subject to interest rates close to market rate of interests for similar arrangements with financial institutions.

22.	Financial risk management

The Company’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including interest rate risk).

The Board of Directors reviews and agrees policies and procedures for the management of these risks, which are executed by the management team. It is and has been throughout the current and previous financial year, the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Company’s exposure to the above- mentioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Company’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets, the Company minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 180 days, default of interest due for more than 30 days or there is significant difficulty of the counterparty.

F-24

To minimize credit risk, the Company has developed and maintained the Company’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

-	Internal credit rating
-	External credit rating
-	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
-	Actual or expected significant changes in the operating results of the debtor
-	Significant increases in credit risk on other financial instruments of the same debtor
-	Significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtors in the Company and changes in the operating results of the debtor.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Company determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor
-	A breach of contract, such as a default or past due event
-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization
-	There is a disappearance of an active market for that financial asset because of financial difficulty

The Company categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 180 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Company’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit-impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL – credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Company’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Note	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$	US$	US$
2021
Trade receivables	6	Note 1	Lifetime ECL (simplified)	486,753	-	486,753
Deposits	6	Note 2	12-month ECL	9,273	-	9,273
Other receivables	6	Note 2	12-month ECL	6,919	-	6,919

2020
Trade receivables	6	Note 1	Lifetime ECL (simplified)	444,731	-	444,731
Deposits	6	Note 2	12-month ECL	10,150	-	10,150
Other receivables	6	Note 2	12-month ECL	7,092	-	7,092

F-25

Trade receivables (Note 1)

For trade receivables, the Company has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Company determines the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

Exposure to credit risk

The Company has one (2020: one) major customer whose debts totaled to 94% (2020: 95%) of the trade receivables as at reporting date. The Company has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

Other receivables, deposits and amount due from a subsidiary (Note 2)

The Company assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Company measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulties in meeting its short- term obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities. The Company finances its working capital requirements through a combination of funds generated from operations and equity. The directors are satisfied that funds are available to finance the operations of the Company.

F-26

Analysis of financial instruments by remaining contractual maturities

The table below summarizes the maturity profile of the Company’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations.

	2021
	Carrying amount	Contractual cash flows	One year or less	One to five years and above
	US$	US$	US$	US$
Financial assets
Trade and other receivables	538,510	538,510	538,510	-
Amount due from related party	4,641	4,641	4,641	-
Cash and bank balances	547,876	547,876	547,876	-
Total undiscounted financial assets	1,091,027	1,091,027	1,091,027	-

Financial liabilities
Trade and other payables	313,784	313,784	313,784	-
Loan from shareholders	327,735	344,122	16,387	327,735
Bank borrowings	430,209	451,626	102,415	349,211
Lease liability	81,785	87,821	32,933	54,888
Total undiscounted financial liabilities	1,153,513	1,197,353	465,519	731,834

Total net undiscounted financial assets / (liabilities)	(62,486)	(106,326)	625,508	(731,834)

	2020
	Carrying amount	Contractual cash flows	One year or less	One to five years and above
	US$	US$	US$	US$
Financial assets
Trade and other receivables	575,813	575,813	575,813	-
Cash and bank balances	25,212	25,212	25,212	-
Total undiscounted financial assets	601,025	601,025	601,025	-

Financial liabilities
Trade and other payables	295,947	295,947	295,947	-
Loan from shareholders	452,358	469,111	131,239	337,872
Lease liability	22,593	23,040	23,040	-
Total undiscounted financial liabilities	770,898	788,098	450,226	337,872

Total net undiscounted financial (liabilities)/assets	(169,873)	(184,073)	150,799	(337,872)

Market risk

Market risk is the risk that changes in market prices, such as interest rates will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises primarily from loan from shareholders and lease liability.

The Company does not expect any significant effect on the Company’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year.

F-27

23.	Financial instruments by category

	2021	2020
	US$	US$
Financial assets measured at amortized cost
Trade and other receivables (Note 6)	538,510	575,813
Amount due from related party	4,641
Cash and bank balances (Note 7)	547,876	25,212
Total financial assets measured at amortized cost	1,091,027	601,025

Financial liabilities measured at amortized cost
Loan from shareholders (Note 9)	327,735	452,358
Bank Borrowings (Note 10)	430,209	-
Lease liability (Note 11)	81,785	22,593
Trade and other payables (Note 12)	313,784	295,947
Total financial liabilities measured at amortized cost	1,153,513	770,898

24.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for its shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes during the financial years ended 31 December 2021, and 2020.

The Company is not subjected to either internal or external imposed capital requirement.

F-28

PART II

Information Not Required In Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.[3] to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

(a) ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the following securities (including shares issued pursuant to our [share incentive plans]) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

[Purchaser	Date of Sale or Issuance	Title and Number of Securities	Consideration (US$ millions, except for exercise price)
[●]	[●]	[●] [Class A] Ordinary Shares	[●]

[Certain directors, officers, employees, consultants and other recipients of awards granted under [●] share incentive plan]	Various dates	[●] [Class A] Ordinary Shares that had been issued upon exercise of options(1)	Exercise price ranging from US$[●] to US$[●]

[Certain directors, officers, employees, consultants and other recipients of awards granted under [●] share incentive plan]	Various dates	[●] restricted shares (vested or unvested)(1)

(1)	Shares issued since [●] relating to awards granted under our [share incentive plans].][Company to provide]

II-1

(b) ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

(c) ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

IMMRSIV Inc.

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	[●] Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of [●] Amended and Restated Memorandum and Articles of Association of the Registrant, as effective prior to the completion of this offering
4.2*	Registrant’s Specimen Certificate for [Class A] Ordinary Shares
5.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding the validity of the [Class A] Ordinary Shares being registered
8.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
[10.1*	[20[●][●]] Share Incentive Plan, dated as of [●], as currently in effect]
10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.3*	Form of Employment Agreement between the Registrant and its executive officer
10.4	[●]
23.1*	Consent of Paris, Kreit & Chiu CPA LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1/[Exhibit 99.4])
23.3*	Consent of CNPLaw LLP. (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of CNPLaw LLP regarding certain Singapore law matters
99.3*	Opinion of Harney Westwood & Riegels Singapore LLP regarding certain Cayman Islands law matters

*	To be filed by amendment.

[†	Confidential treatment [is being] requested with respect to portions of these exhibits that have been redacted pursuant to Rule 406 under the Securities Act of 1933, as amended.]

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [●, Singapore], on       , 2022.

IMMRSIV Inc.

By:
Name:	Png Bee Hin
Title:	Chairman of the Board of Directors and Chief Executive Officer

II-4

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of [●] and [●] as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of [Class A] Ordinary Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

Chief Executive Officer
Name: Png Bee Hin	(principal executive officer)

Chief Financial Officer
Name: Lim Sie Bin Colin	(principal financial and accounting officer)

[●]
Name: [●]

[●]
Name: [●]

[●]
Name: [●]

II-5

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of [●], has signed this registration statement or amendment thereto in [New York] on       , 2022.

Authorized U.S. Representative

By:
Name:
Title:	, [name of the process agent]

II-6